UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on March 27, 2026, announcing the filing of its annual report for the year ended December 31, 2025.

Attached hereto as Exhibit 2 is a copy of the Company’s annual report for the year ended December 31, 2025.

Attached hereto as Exhibit 3 is a copy of the press release issued by the Company on March 27, 2026, announcing Mr. Richard C. Prince has resigned as Director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: March 30, 2026	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO – Filing of Annual Report

27.03.2026

Frontline plc (the “Company”) announces the filing of its annual report for the year ended December 31, 2025.
The annual report can be downloaded from the Company’s website www.frontlineplc.cy or from the link below. Additionally, shareholders can request a hard copy of our complete audited financial statements free of charge by writing to us at:

John Kennedy,
8 Iris Building, 7th floor, Flat/Office 740B,
3106, Limassol, Cyprus.

or sending an e-mail to ir@frontmgt.no

March 27, 2026

Frontline plc
Limassol, Cyprus.

Questions should be directed to:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

EXHIBIT 2

ANNUAL REPORT AND FINANCIAL STATEMENTS 2025
FRONTLINE PLC

CONTENTS

BOARD OF DIRECTORS AND OTHER OFFICERS	3

STATEMENT OF THE MEMBERS OF THE BOARD OF DIRECTORS AND OTHER RESPONSIBLE PERSONS OF THE COMPANY FOR THE FINANCIAL STATEMENTS	5

CORPORATE GOVERNANCE REPORT	6

REMUNERATION REPORT	14

MANAGEMENT REPORT	19

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS	46

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	47

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	48

CONSOLIDATED STATEMENTS OF CASH FLOWS	50

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	53

PARENT COMPANY FINANCIAL STATEMENTS AND NOTES	91

INDEPENDENT AUDITOR’S REPORT	106

Throughout this annual report, the “Company,” “Frontline,” “we,” “us” and “our” all refer to Frontline plc and its subsidiaries. We use the term deadweight ton (“dwt”) in describing the size of vessels. Dwt, expressed in metric tons, which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates oil tankers of two sizes: very large crude carriers (“VLCCs”) which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company also operates LR2/Aframax tankers, which are clean product tankers and range in size from 110,000 to 115,000 dwt. The Company defines an ECO vessel as a vessel with certain specifications that improve fuel consumption performance as compared to the previous generation of vessels. Typically built from 2015 onwards, ECO vessels have improved hull and engine designs to maximize operational performance according to today’s operational profiles. The Company also designates vessels as ECO if they have undergone retrofits such as de-rating to improve specific fuel consumption at today’s market speeds, installing propulsion improvement devices, or upgrading engine and equipment to bring the consumption performance of older vessels into line with those constructed from 2015 onwards. All ECO-vessels meet Energy Efficiency Existing Ship Index (“EEXI”) certification requirements. Unless otherwise indicated, all references to “USD,” “US$” and “$” in this annual report are U.S. dollars.

FRONTLINE PLC
BOARD OF DIRECTORS AND OTHER OFFICERS
2025
The following table sets forth information regarding our executive officers and directors and certain key officers of our wholly owned subsidiary, Frontline Management AS, who are responsible for overseeing our management.
Name	Age	Position
Ola Lorentzon	76	Chairman and Director
John Fredriksen	81	Director
James O’Shaughnessy	62	Director and Audit and Risk Committee Chairman
Cato Stonex	62	Director
Maria Papakokkinou	46	Director
Mikkel Storm Weum	39	Director (appointed February 27, 2026)
Richard C. Prince	51	Director (appointed December 8, 2025)
Steen Jakobsen	61	Director (resigned December 8, 2025)
Ørjan Svanevik	59	Director (resigned February 27, 2026)
Lars H. Barstad	55	Chief Executive Officer of Frontline Management AS
Inger M. Klemp	63	Chief Financial Officer of Frontline Management AS

Certain biographical information about each of our current directors and executive officers is set forth below.
Ola Lorentzon has been Director of the Company since May 2015. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of the Company, from April 2000 until September 2003. Mr. Lorentzon also serves as a director and Chairman of Flex LNG Ltd. Mr. Lorentzon was also a director and Chairman of Golden Ocean until March 2025. Mr. Lorentzon was appointed Chairman of the Company in May 2021.
John Fredriksen has been a Director of the Company since November 3, 1997. Mr. Fredriksen was a director of Frontline 2012 at the date of the merger between the Company and Frontline 2012 Ltd. Mr. Fredriksen was also a director of Golden Ocean until March 2025.
James O’Shaughnessy has been a Director and member of the Audit and Risk Committee of the Company since September 2018. Mr. O’Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2012. Prior to that Mr. O’Shaughnessy has among others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O’Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is a Chartered Director, Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O’Shaughnessy also serves as a director and member of the audit committees of SFL, Archer Limited and various insurance entities.
Cato Stonex has been a Director of the Company since December 2023. Mr. Stonex has had a long career in Fund management, initially with J Rothschild Investment Management. He was then a founder partner of Taube Hodson Stonex (THS) for 20 years, which managed institutional portfolios of Global Equity mandates. THS was sold to GAM in 2016, since when he has established Partners Investment Company, which has focused on stock picking in small and mid cap equities, largely in Europe. In 2021 Partners Investment Company became Stonex Capital Partners Ltd and that same year Mr. Stonex also funded WMC Capital Ltd, an investment company focused on the recovery of the global shipping industry. He has also been involved in a range of other business areas. He has been a long-term investor in German property and is a founder and director of Obotritia, a German conglomerate with interests in property, venture capital and banking. Since 2016 he has been a director of two Spanish property companies, Axiare and Arima, the first of which was sold in 2018 and the second which is listed on the Madrid stock exchange. He has a range of other private business interests. He holds an undergraduate degree from the London School of Economics and Political Science, where he served for ten years as a Governor and is now an Emeritus Governor. He has chaired its Development Committee, and is now an advisor to the Endowment Investment Committee. He is closely involved with LSE Ideas, a leading academic think tank. Mr. Stonex was also a director of Golden Ocean until March 2025.
Frontline Plc - Annual Report and Financial Statements 2025

Maria Papakokkinou has been a Director of the Company since December 2024. Dr. Papakokkinou holds the position of Chief Operation Officer and is a member of the board of directors of IXI Fund Managers Ltd, Cyprus and is also a non-executive director in the board of directors of National Bank of Greece (Cyprus) Ltd. She has previously worked as Group Portfolio Manager in IKOS CIF Ltd, Cyprus, as Vice President of the Commodity Derivatives Desk in Citigroup London and as an associate at the FX and Commodities Trading Desk in JP Morgan Chase, London. She has an honors degree in Mathematics from Imperial College London, an MPhil in Financial Engineering from Sidney Sussex College UK and a PhD in Mathematical Finance from Imperial College, London.
Mikkel Storm Weum has been a Director of the Company since February 2026. Mr. Weum is employed as an Investment Director in Seatankers Management Norway AS, responsible for Sale and Purchase, Newbuildings and Projects. Mr. Weum is also serving as a director on the Board of NYSE listed Flex LNG Ltd and on the Board of Nasdaq listed Star Bulk Carriers Corp. Prior to being employed by Seatankers Management AS, Mr. Mikkel Storm Weum served as Senior Vice President, responsible for Business Development in SFL Management AS. Mr. Weum was also employed as Vice President, Head of Commercial in Teekay Offshore working with Shuttle Tankers and Floating Offshore storage. Mr. Weum holds a Master’s degree in Naval Architecture from Newcastle University and a MSc in Shipping Trade and Finance from Cass Business School, City University.
Richard C. Prince has been a Director of the Company since December 2025. Mr. Prince has until recently served as Global Co- Head of ST Shipping and Transport Ltd, the shipping arm of Glencore where he spent two decades in leadership roles. Prior to joining Glencore, he was an established tanker broker, holding positions with leading shipbroking firms including Simpson Spence & Young (SSY), Sovereign, and Harris & Dixon. With over 30 years of experience across the shipping and oil markets, Mr. Prince brings extensive expertise in commercial shipping, maritime logistics, and global energy transport.
Lars H. Barstad has served as Chief Executive Officer of Frontline Management AS since October 2020, and as Commercial Director since 2015. Mr. Barstad has more than 20 years’ experience in the wider shipping and oil trading industry, firstly as director of Imarex Pte Ltd (now Marex) in Singapore. He joined Glencore Ltd in 2007, working in London as head of FFA trading. In 2012 he moved to Noble Group Ltd, heading up their freight derivatives desk in London with a cross commodities mandate. Mr. Barstad holds a BSc in Financial Economics from BI Norwegian Business School.
Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006 and served as principal financial officer of Frontline 2012 at the date of the merger between the Company and Frontline 2012 Ltd. Mrs. Klemp has served as a director of Independent Tankers Corporation Limited since February 2008 and has served as Chief Financial Officer of Golden Ocean from September 2007 to March 2015. Mrs. Klemp served as Vice President Finance from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Prior to joining the Company, Mrs. Klemp was Assistant Director Finance in Color Group ASA and Group Financial Manager in Color Line ASA, an OSE listed company and before that was Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market and a lending officer of Danske Bank A/S.
K. C. SAVERIADES & CO. LLC
COMPANY SECRETARY
John Kennedy Street,
IRIS House, Office 740B,
3106 Limassol, Cyprus
Frontline Plc - Annual Report and Financial Statements 2025

FRONTLINE PLC
STATEMENT OF THE MEMBERS OF THE BOARD OF DIRECTORS AND OTHER RESPONSIBLE
PERSONS OF THE COMPANY FOR THE FINANCIAL STATEMENTS
2025
In accordance with Article 9 sections (3c) and (7) of the Transparency Requirements (Securities for Trading on Regulated Markets) Law of 2007 of Cyprus (“Law”) we, the members of the Board of Directors (“the Board”) and other responsible persons for the consolidated financial statements and the parent company financial statements of Frontline Plc (“the Company”), for the year ended December 31, 2025 confirm that, to the best of our knowledge:
a) the consolidated financial statements and the parent company financial statements of the Company for the year ended December 31, 2025 which are presented on pages 46 to 105.
(i) were prepared in accordance with IFRS® Accounting Standards, as adopted by the European Union in accordance with provisions of Article 9, section 4 of the Law, and
(ii) give a true and fair view of the assets, liabilities, financial position and profit or loss of Frontline Plc and the undertakings included in the consolidated financial statements taken as a whole, and
b) the Management Report includes a fair review of the development and performance of the business and the position of Frontline Plc and the undertakings included in the consolidated financial statements taken as a whole, together with a description of the principal risks and uncertainties that they face.
Limassol, March 27, 2026

Frontline Plc - Annual Report and Financial Statements 2025

FRONTLINE PLC
CORPORATE GOVERNANCE REPORT
2025

Introduction
The Company was registered and is validly existing and in good standing as a Cyprus public company limited by shares, under registration number 442213 as from December 30, 2022 following its redomiciliation from Bermuda to Cyprus pursuant to the provisions of sections 354 B-H of the Cyprus Companies’ Law Cap. 113 (the “Law”).
The Amended and Restated Memorandum and Articles of Association of the Company were approved by a special resolution of the shareholders of the Company dated December 20, 2022 and were rendered effective by operation of law on December 30, 2022, the date on which the Company was officially redomiciled to Cyprus.
Prior to the redomiciliation, Frontline Ltd.’s ordinary shares were listed on the New York Stock Exchange (“NYSE”) and Oslo Stock Exchange (“OSE”) under the symbol “FRO.” Upon effectiveness of the Redomiciliation, Frontline plc’s ordinary shares continue to be listed on the NYSE and OSE. The NYSE is our primary listing and the OSE is our secondary listing.
Part A
In accordance with section 4.4(1) of the Oslo Børs Rule Book II, as a Company registered in Cyprus with a secondary listing on the OSE and with Norway as its host state, we may prepare our corporate governance report in accordance with a code of practice equivalent to the Norwegian Code of Practice for Corporate Governance that is applicable in the state where we are registered or in our primary market. We do not use the code of practice applicable in our primary market as pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards. As such, we have prepared this corporate governance report in accordance with the Cyprus Stock Exchange Corporate Governance Code 6th revised edition - April 2024 (“CSE Code”) which is publicly available on the Cyprus Stock Exchange’s website at www.cse.com.cy.
The Company is not required to comply with the CSE Code, the Norwegian Code of Practice for Corporate Governance, or the corporate governance practices followed by U.S. companies under the NYSE listing standards. The Company has reported the extent to which its current corporate governance practices align with the principles and underlying applicable provisions of the CSE Code on a comply or explain basis. The Company’s corporate governance practices as documented herein are applicable throughout the consolidated group to which it belongs.
Part B
The Company’s current corporate governance practices align with the principles and underlying applicable provisions of the CSE Code, except as follows:
•
A.2.2 - The Board is comprised of non-executive directors only who are responsible for overseeing our management led by our Chief Executive Officer. The Board considers this to be an appropriate governance and management structure.

•	C.3.1 - The Audit and Risk Committee is comprised of one non-executive independent director. The Board considers this to be an appropriate governance structure.
•	C.3.7 - The Board has not appointed an executive as the Compliance with Code of Corporate Governance Officer as the Company is not required to comply with such a code.
•
C.3.10 - The Company’s internal audit function does not follow the International Standards for the Professional practice of Internal Auditing, of the International Institute of Internal Auditors. Instead, the Company’s internal audit function follows the relevant standards to support Management’s annual report on internal control over financial reporting as described in the report.

Corporate Governance Report 2025
The Board of Directors believes that sound corporate governance constitutes a fundamental factor in achieving the Company’s business strategy for the long-term benefit of its shareholders and all other stakeholders. The Board of Directors acknowledges that there is an on-going process of formulating corporate governance practices based on both international and local conditions. In light of the above, the following confirmations and reports are made:
1. Board of Directors
Frontline Plc - Annual Report and Financial Statements 2025

The Company’s objective is to appoint board members with diversified educational and professional backgrounds in order to reflect a sufficiently wide range of experiences of corporate finance and/or the shipping industry, irrespective of age or gender.
As permitted under Cyprus law and our Amended and Restated Memorandum and Articles of Association, we consider four members of our Board of Directors, Mr. Ola Lorentzon, Mr. James O’Shaughnessy, Dr. Maria Papakokkinou and Mr. Richard C. Prince to be independent.
Pursuant to the Company’s Articles of Association and the Law the minimum number of Directors shall be not less than two and pursuant to the Company’s Articles of Association the maximum number shall be limited to seven. The minimum and maximum number of directors can be increased or decreased by ordinary resolution of the General Meeting. Save if the majority of the Directors are residents of Cyprus the majority of Directors may not be resident of the same jurisdiction. Directors are elected or re-elected by an ordinary resolution of the shareholders in General Meeting. In the premises, a person holding a majority of voting shares of the Company will be able to elect all of the Directors and to prevent the election of any person whom such shareholder does not wish to be elected. There are no provisions for cumulative voting in the Law or the Articles of Association of the Company and the Company’s Articles of Association do not contain any super-majority voting requirements.
Pursuant to the Company’s Articles of Association, Directors hold office for a period of one year from the date of their appointment or until the following Annual General Meeting of the Company (if their appointment was effected after the date of the previous Annual General Meeting) whereby they shall be eligible at the following Annual General Meeting to re-election for subsequent one year terms.
The existing Directors and the shareholders by ordinary resolution in a General Meeting have the right to appoint at any time and from time to time any persons as Directors either to fill a vacant position or in addition to the existing directors subject to the maximum number specified in the Articles of Association.
There are also procedures in the Articles of Association for the removal of one or more directors by the shareholders before the expiration of his or her term of office. Shareholders holding 5% or more of the voting shares of the Company may require the Directors to convene a shareholder meeting to consider a resolution for the removal of a director or place a proposal for such resolution in the agenda of a General Meeting already called by Directors. Such resolution can be approved by simple majority of the shareholders notwithstanding anything in the Articles of Association or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim the Director may have for damages for breach of any contract of service between him and the Company. Any vacancy created by such removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the Directors.
Pursuant to the Company’s Articles of Association the office of Director shall be vacated if the Director:
i.	becomes bankrupt or makes any arrangement or composition with his creditors generally;
ii.
becomes prohibited from being a Director by reason of (a) being convicted of an offence in connection with the promotion, formation or management of a company and (b) a Cyprus Court of appropriate jurisdiction has consequently issued an injunction prohibiting such Director from taking part in the management of a company for a period not exceeding five years;

iii.	becomes of unsound mind;
iv.	resigns by notice in writing to the Company; or
v.	shall for more than six months have been absent without permission of the Directors from at least three consecutive duly convened meetings of the Directors.

Pursuant to the Law, any provision whether contained in the articles of association or in any contract with a company to discharge any director of the company or to cover against any liability that under any rule of law he would otherwise have in respect of any negligence, omission, breach of duty or breach of trust such officer may be guilty of, shall be void. However, it is possible for a company to indemnify any such officer for any liability arising in him for the defense of any proceedings whether civil or criminal in which a judgement was made in his favor or in which he was acquitted.
In alignment with the Law, the Articles of Association of the Company (Article 143) provide that the Directors shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur by reason of any contract entered into or any act
Frontline Plc - Annual Report and Financial Statements 2025

done, concurred in or omitted in or about the execution of their duties except such (if any) as they shall incur or sustain by or through their own willful act, neglect or default.
The Law and the Company’s Articles of Association do not prohibit a director from being a party to or otherwise having an interest in any transaction or arrangement with the Company or in which the Company is otherwise interested. However a Director who is in any way, whether directly or indirectly interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with the procedure specified by the Law. Furthermore pursuant to Article 93 of the Company’s Articles of Association any Director or any company or partnership which or of which any Director is a shareholder, partner or director may transact with the Company and share in the profits of any contract or arrangement with the Company as if he were not a Director and to personally gain any profit or benefit that may result as a consequence of such contract or arrangement. A Director shall not vote on any subject in respect of such contract or arrangement and if he does so vote his vote shall not be counted and shall also not be counted for the purposes of determining whether a quorum is present at the meeting of the Directors.
The Directors may exercise all the powers of the Company (save than those powers vested by Law or the Articles of Association to the General Meeting) including but not limited to borrowing or raising money, charging or mortgaging the Company’s undertaking, property or uncalled capital, issuing of debentures, debenture stock and other securities as security for any debt, loss or obligation of the Company or any third party and managing the day to day business affairs of the Company.
The Directors may grant retirement pensions or annuities or other gratuities or allowances including allowances on death to any Director or to the widow of or the dependents of any Director in respect of services rendered by him to the Company. Furthermore, the Company may make payments towards insurances or trusts in respect of a Director and may include rights in respect of such pensions, annuities and allowances in a Director’s terms of engagement, without being precluded from granting such retirement pensions or annuities or other gratuities or allowances not as a part and independently of the terms of any engagement but upon the retirement, resignation or death of a Director as the Board of Directors may decide. The Directors may also establish and maintain any employees’ share scheme, share option or share incentive scheme approved by ordinary resolution of the shareholders whereby selected employees (including Directors) are given the opportunity of acquiring shares in the capital of the Company.
Pursuant to the Company’s Articles of Association the following Directors’ Committees each comprising of one or two Directors have been constituted:
i.	Audit and Risk Committee;
ii.	Nomination Committee;
iii.	Remuneration Committee.

Refer to the Accountability and Audit section below for further information on our Audit and Risk Committee.
Our Nomination Committee consists of one director, Mr. Ola Lorentzon, and is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.
Refer to the Remuneration Report for further information on our Remuneration Committee.
All the scheduled board meetings held each year are in principle physically held in Cyprus unless exceptionally another location is appropriate. The Board of Directors met 11 times in the year ended December 31, 2025.
2. Director’s Remuneration
Refer to the 2025 Remuneration Report for further details.
3. Accountability and Audit
We currently have an Audit and Risk Committee, which is responsible for overseeing the quality and integrity of our financial statements and our accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor’s qualifications, independence and performance and our internal audit function. In 2018, Mr. James O’Shaughnessy was appointed to serve on the Audit and Risk Committee. Mr. James O’Shaughnessy is the Chairperson and sole member of the Audit and Risk Committee and the Audit and Risk Committee Financial Expert. The Board has determined that an Audit and Risk Committee member may simultaneously serve on the audit committees of more than

Frontline Plc - Annual Report and Financial Statements 2025

three public companies and such service would not impair the ability of such member to effectively serve on our Audit and Risk Committee.
Disclosure Controls and Procedures
Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report as of December 31, 2025. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.
Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting.
Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
i.	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
ii.
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorizations of Company’s management and directors; and

iii.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted the evaluation of the effectiveness of the Company’s internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its report entitled Internal Control-Integrated Framework (2013).
Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company’s internal controls over financial reporting as of December 31, 2025. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2025.
Changes in internal control over financial reporting
There were no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Going concern
The Company intends to continue to function as a going concern for the next twelve months. We believe that cash on hand and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this annual report.
4. Relationship with Shareholders
Shareholders Meetings

Frontline Plc - Annual Report and Financial Statements 2025

Pursuant to the Law and Article 51 of the Company’s Articles of Association, each year the Company shall hold a general meeting as its annual general meeting, in addition to any other meetings in that year, and shall specify the meeting as such in the notices calling it and no more than 15 months shall elapse between the date of one annual general meeting and that of the next. The annual general meeting statutory requirement cannot be waived. All general meetings other than annual general meetings shall be designated as extraordinary general meetings. All business shall be deemed special that is transacted at an extraordinary general meeting and also all that is transacted at an annual general meeting with the exception of declaring a dividend, the consideration of the accounts, balance sheets and reports of Directors and auditors, the re-election of Directors and the appointment of and fixing of auditors’ remuneration.
Pursuant to Article 56 of the Company’s Articles of Association the necessary quorum for any general meeting annual or extraordinary shall be at least three (3) members present in person or by proxy and entitled to vote. The Law does not impose specific quorum requirements for any specific transactions. If the Company has one shareholder, such shareholder present in person or by proxy shall constitute quorum for any general meeting.
Subject to the provisions of section 126 (1A) of the Law the Directors upon application by shareholders of the Company who hold at the date of filing of the application no less than 1/20th of the paid-up capital of the Company carrying the right to vote must immediately duly convene an extraordinary general meeting for the purposes specified in such application.
Subject to the provisions of sections 127 (B)(1)(a)(b) of the Law any shareholder or shareholders which hold at least 5% of the issued share capital representing at least 5% of total voting rights shall have the right to add an item to the agenda of an annual general meeting provided that each such item is accompanied by stated reasons justifying its inclusion or a proposed resolution for approval at the general meeting and place a proposed resolution on a matter on the agenda of a general meeting. Extraordinary General Meetings may also be called at the discretion of the Directors.
There shall be a 21 day notice in writing at least for all general meetings but in the case of a general meeting other than the annual general meeting or a meeting for the passing of a special resolution there shall be a 14 day notice provided the Company offers technical facilitation to its shareholders to vote through electronic means and a special resolution that shortens the notice period to 14 days has been approved in the immediately preceding annual general meeting or at a meeting conducted after that meeting. The Directors may fix any date as the record date for determining those shareholders entitled to receive notice of and vote at a meeting.
Pursuant to Article 80 of the Company’s Articles of Association a resolution in writing approved by shareholders which in total represent at least 75% of voting shares shall be valid and effective as if the same had seen passed at a validly convened general meeting of the Company, provided that at least 28 clear days notice of the intention to propose the resolution is given to or served on all shareholders entitled to receive the resolution notice and to vote on the proposed resolution.
All general meetings are to be held at such time and place as the Directors shall determine. Following the Company’s redomiciliation to Cyprus the Directors have resolved that all general meetings of the Company shall be held in Cyprus.
Actions requiring the sanction and approval of the General Meeting
The key matters which require the approval of the shareholders include the following:
1.	Amendment of the Memorandum and Articles of Association (which requires approval of at least 75% of voting shares);
2.
Increase of share capital (which requires a simple majority when at least half of the issued share capital is represented. In any other case a majority of 2/3rds of the votes corresponding to the issued share capital represented is required);

3.	Reduction of share capital including the reduction of the share premium reserve account (which requires approval of at least 75% of voting shares);
4.	Consolidation and division of all or any of the share capital into shares of a larger or smaller amount (which requires a simple majority);
5.
Variation of the rights attached to any class of shares (which requires a simple majority when at least half of the issued share capital is represented. In any other case a majority of 2/3rds of the votes corresponding to the issued share capital represented is required);

6.	Issue of new shares with preferred, deferred or other special rights or such restrictions whether in regard to dividend, voting, return of capital or otherwise (which requires a simple majority);
7.	Conditions under which redeemable preference shares are liable to be redeemed at the option of the Company or the shareholders (which requires approval of at least 75% of voting shares);

Frontline Plc - Annual Report and Financial Statements 2025

8.	Purchase of Company’s own shares (which requires approval of at least 75% of the voting shares);
9.	Cross Border Merger whether the Company is the surviving or absorbed entity (which requires approval of at least 75% of voting shares);
10.
Approval of a plan or contract involving the transfer/sale of shares or any class of shares (which requires approval by the holders of shares not less than 9/10ths of the value of the shares to be transferred);

11.	Removal of Directors (which requires a simple majority).

The above stated voting approval percentages are set by the Law and as such cannot be varied or modified by the Company’s Articles of Association.
The shareholders are not permitted to pass any resolutions relating to the management of the Company’s business affairs unless there is a pre-existing provision in the Company’s Articles of Association which confers such rights on the shareholders.
Shareholders’ Rights
The shares of the Company are ordinary shares which do not confer redemption, conversion, sinking fund rights or other special rights to its holders. Pursuant to the Law and Article 66 of the Company’s Articles of Association every member shall have one vote for each share he holds. The shareholders of the Company are entitled to a percentage of dividends equal to their respective shareholding percentages in the issued share capital of the Company. There are no limitations on the right of non-Cypriots or non-residents of Cyprus to hold or vote on the Company’s ordinary shares.
Article 5 of the Company’s Articles of Association provides that the unissued authorized ordinary shares proposed to be issued pari passu with existing issued ordinary shares shall be at the disposal of the Directors which may exercise the powers of the Company without prior shareholder approval (subject to the Pre-Emption Right stated below) to offer, allot, grant options over or grant any right or rights to subscribe for such newly issued shares.
Pursuant to the Law and Article 21 of the Articles of Association all additional shares proposed to be issued for cash consideration shall, prior to issuance, be first offered to the existing shareholders in the nearest proportion to the number of shares already held by them at a date prescribed by the directors and such offer shall be made by a notice fixing the number of shares that provide a right to purchase shares which each shareholder is entitled to be allotted and restricting the time (which shall be not less than 14 days) in which the offer if not accepted shall be deemed as having been declined and under such circumstances the Directors may allot or otherwise dispose such shares in their discretion (the “Pre-Emption Right”).
The Pre-Emption Right cannot be excluded or restricted in the Articles of Association, but only by a decision of the shareholders in a General Meeting. If the directors propose to the General Meeting an exclusion or restriction of the Pre-Emption Right they have the obligation to submit to the general meeting a written report stating the reasons for the restriction or exclusion of the Pre-Emption Right and justifying the issuing price proposed. The proposed restriction or exclusion may be specific to a specific proposed share issue or general provided that the maximum number of shares and the maximum period during which the relevant shares may be issued are indicated. The restriction or exclusion of the Pre-Emption Right requires shareholder approval by simple majority when at least half of the issued share capital is represented. In any other case a majority of 2/3rds of the votes corresponding to the issued share capital represented is required.
As permitted by Cyprus law, companies may obtain shareholder approval for a waiver of Pre-Emption Rights with respect to the issuance of shares against cash consideration and for the establishment of any employees’ share scheme, share option, share incentive scheme or equity compensation plans and to material revisions thereof. Such waiver may be obtained by the above mentioned shareholder approvals. On December 8, 2025, the Company held its annual general meeting of shareholders whereby shareholders approved, among other things, for a period of twelve months with effect from 12:00 p.m. on December 8, 2025, the proposals to exclude the shareholders’ Pre-Emption Right with respect to any offer by the Company to the public against cash consideration, as may be decided by the Board of Directors from time to time, of: (i) a maximum of 377,377,111 ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than $1.00 per share; and (ii) a maximum of 377,377,111 debentures or other securities convertible into ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company or options or other securities carrying the right to subscribe for ordinary shares of the Company of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than $1.00 per security.

Pursuant to the Law and Article 50 of the Company’s Articles of Association the Company in a General Meeting may approve by special resolution (75% and more of voting shares) the purchase or acquisition of its own shares either directly or through a

Frontline Plc - Annual Report and Financial Statements 2025

person acting in his own name but on behalf of the Company. Pursuant and subject to the provisions of the Law, the monetary consideration of the act of acquisition by the Company of its own shares must be paid from the realized but not distributed profits of the Company.
The maximum period permitted for the Company to hold its own shares is two years. The consideration price for the acquisition of own shares shall not exceed by more than 5% the average market price of the Company’s shares during the last five stock exchange meetings prior to making of the purchase. The total nominal value of shares which can be acquired may not at any time exceed 10% of the issued share capital or 25% of the average value of the transactions which have been traded over the last thirty days prior to the acquisition, whichever of these amounts is the smallest.
Trusts
In alignment with the relevant provisions of the Law, Article 10 of the Articles of Association states that no person shall be recognized by the Company as holding any share upon any trust and the Company shall not be compelled or bound in any way to recognize any interest in any share equitable or otherwise or any other rights in respect to any share except an absolute right to the entirety thereof in the registered holder subject to the proviso that the Company may if it so desires and has been notified in writing thereof, recognize the existence of a trust on any share although it may not register the same in the Register of the Company.
In the premises the Company’s relationship is with the registered holder of the shares. If the registered holder holds the shares in trust for someone else (the beneficial owner) the beneficial owner may give instructions to the registered holder on how to vote on the shares. Conversely, the registered shareholder in exercising his right to appoint a proxy to attend and vote on its behalf in a general meeting, it may appoint the beneficial owner as the registered holder’s proxy.
Dividends
The shareholders of the Company are entitled to a percentage of dividends equal to their respective shareholding percentages in the issued share capital of the Company. No dividend shall be paid other than out of profits. The Company may in a General Meeting declare dividends but no dividend under such circumstances shall exceed the amount recommended by the Directors. Pursuant to the Law the Company in General Meeting shall not make a dividend distribution to its shareholders if, on the closing date of the last financial year its net assets as already presented in its annual accounts are below the total of the subscribed capital and the reserves, the distribution of which the Law or the Articles of Association do not allow.
In addition to the power of the shareholders in General Meetings to declare dividends on the recommendation of the Directors, the Directors may from time to time pay to the shareholders such interim dividends as they might appear to the Directors to be justified by the profits of the Company subject to the following statutory conditions:
i.	Interim accounts have been prepared in which the funds available for distribution are shown to be sufficient;
ii.
The amount to be distributed cannot exceed the amount of profits made since the end of the last financial year, the annual accounts of which have been finalized, increased by the profits which have been transferred from the last financial year and sums drawn from the reserves available for this purpose (retained earnings) and reduced by the losses of the previous financial years and sums to be placed in reserve pursuant to the requirements of the Law or the Articles of Association.

The Directors may before recommending any dividend to the General Meeting or declaring an interim dividend set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors be applicable for any purpose to which the profits of the Company may be legally applied and pending such application, may at the Directors’ like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from to time think fit. The Directors may also without placing the same to reserve carry forward for future use any profits which they may think prudent not to distribute.

The Company is a holding company with no material assets aside from its investments in subsidiaries through which it conducts its operations. As such its ability to pay any dividends will depend on its subsidiaries’ distributing to the Company their respective earnings and cash flow. Some of the Company’s loan agreements currently limit or prohibit the subsidiaries’ ability to make distributions to the Company and the Company’s ability to make distributions to its shareholders.
Calls on Shares
Frontline Plc - Annual Report and Financial Statements 2025

The Directors may, from time to time, make calls upon the members in respect of any money unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not made payable by the conditions of allotment thereof at fixed times, provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call, and each member shall (subject to receiving at least fourteen days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing the call was passed and may be required to be paid by installments.
Winding Up
If the Company shall be wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Law, divide amongst the members, in specie or kind, the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.
Major Shareholdings
The following table presents certain information as of March 27, 2026, regarding the ownership of our ordinary shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding ordinary shares.
Owner	Number of shares	% (1)
Hemen Holding Ltd. (2)	79,145,703	35.6%

1.	Calculated based on 222,622,889 ordinary shares issued and outstanding.
2.
C.K. Limited is the trustee of two Trusts that indirectly hold all of the shares of Hemen, our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 79,145,703 of our ordinary shares, representing 35.6% of our outstanding shares, that are owned by Hemen. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts do not have absolute entitlement to the Trust assets and thus disclaim beneficial ownership of all of our ordinary shares owned by Hemen. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in such ordinary shares. He disclaims any control over and all beneficial ownership of such ordinary shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding ordinary shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.
5. Corporate Social Responsibility
Refer to the Environmental, Social & Governance section within the Management Report for further details.
Frontline Plc - Annual Report and Financial Statements 2025

FRONTLINE PLC
ANNUAL REMUNERATION REPORT
2025

Introduction
As a company incorporated in Cyprus and listed on the Oslo Stock Exchange, we are committed to providing transparency and accountability to our stakeholders. In accordance with the Directive 2007/36/EC, as amended by Directive (EU) 2017/828 (together, the “Directive”), we are pleased to present our Remuneration Report (“the Report”). The report has been prepared by the Board of Directors of Frontline plc in accordance with the Cyprus Stock Exchange Corporate Governance Code 6th revised edition - April 2024 (“CSE Code”) and the requirements of the Encouragement of the Long-Term Active Participation of the Shareholders Law of 2021, Law 111(I)/2021.
The Report comprises remuneration to the Company’s Chief Executive Officer (“CEO”), who has been employed by Frontline Management AS, a subsidiary of Frontline plc, for the financial year 2025, along with the members of the Board of Directors (“the Board”). For the year ended December 31, 2025, the reporting company, Frontline Plc, had no employees. The purpose of the Report is to provide a comprehensive, clear and understandable overview of awarded and due gross salary and remuneration to the CEO and the Board for the last financial year.
The Company will present this report to the Annual General Meeting in 2026.
Remuneration committee
The Company established a Remuneration Committee in February 2023, currently comprising one independent director, Mr. Ola Lorentzon. The overall objective of the Remuneration Committee is to enhance shareholder value, by aligning the interests of shareholders and the CEO, as well as attracting and retaining qualified personnel.
The remuneration of the CEO is split between fixed and variable components. The variable component is split between share-based compensation, linked to the long-term performance of the Company, along with a cash bonus, linked to the performance of the Company in the year. The fixed component, which includes salary and other benefits such as pension, is reviewed annually by the Board of Directors to ensure that it is aligned with the Company’s overall remuneration objectives.
The Board of Directors
The remuneration of members of the Board consists of an annual fixed fee determined annually by the general meeting of the Company and to not exceed $0.6 million in aggregate for the year ended December 31, 2025, and synthetic options granted under the Company’s long-term incentive schemes as detailed below. In addition, members of the Audit and Risk Committee receive additional fees for such service.
There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.
Long-term incentive schemes
In December 2021, the Board approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five-year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The exercise price is NOK 71, which increased by NOK 5 on each of December 7, 2023, and December 7, 2024, and is further adjusted for any distribution of dividends made before the relevant synthetic options are exercised. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise. The synthetic options are not subject to a retention period. There were no options awarded under this scheme in 2022, 2023 or 2024.

Frontline Plc - Annual Report and Financial Statements 2025

In May 2025, the Board of Directors approved the grant of 362,284 synthetic options to employees and management according to the rules of the Company’s synthetic option scheme approved on May 20, 2025. The synthetic options have a five year term expiring in May 2030. The vesting period is 12 months for the first 33.3% of options, 24 months for the next 33.3% of options and 36 months for the final 33.3% of options. The exercise price is $16.80, being the volume-weighted average exercise price of the share in the last 30 days prior to grant. The exercise price will further be adjusted for any distribution of dividends made before the relevant synthetic options are exercised. The synthetic options granted to the Chief Executive Officer are subject to a cap on maximum annual gain, equal to two times the annual base salary at the time of the exercise of the options The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise. The synthetic options are not subject to a retention period.
Clawback Policy
In November 2023, we adopted a policy regarding the recovery of erroneously awarded compensation (“Clawback Policy”). In the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if we determine there has been a significant misconduct that causes material financial, operational or reputational harm, we shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.
The Remuneration Committee administers our Clawback Policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the Clawback Policy and may forego recovery if it determines that recovery would be impracticable.
No variable remuneration has been reclaimed from the Directors or CEO in relation to the years ended December 31, 2025 or 2024.
Summary of Company performance
Profit for the period decreased by $116.5 million in the year ended December 31, 2025 as compared to the year ended December 31, 2024. For a full analysis of the Company performance please see our Management Report and Consolidated Financial Statements for the year ended December 31, 2025.

Frontline Plc - Annual Report and Financial Statements 2025

Total remuneration of the Directors and CEO
Our Directors and CEO, along with start or end date, are as follows:
Name	Position	Start date	End date
Ola Lorentzon	Chairman and Non-Executive Director	not applicable	not applicable
John Fredriksen	Non-Executive Director	not applicable	not applicable
James O’Shaughnessy	Non-Executive Director and Audit and Risk Committee Chairman	not applicable	not applicable
Steen Jakobsen	Non-Executive Director	not applicable	December 8, 2025
Cato Stonex	Non-Executive Director	not applicable	not applicable
Maria Papakokkinou	Non-Executive Director	not applicable	not applicable
Ørjan Svanevik	Non-Executive Director	not applicable	February 27, 2026
Richard C. Prince	Non-Executive Director	December 8, 2025	not applicable
Mikkel Storm Weum	Non-Executive Director	February 27, 2026	not applicable
Lars H. Barstad	Chief Executive Officer of Frontline Management AS	not applicable	not applicable

Table 1 – Total remuneration of the Directors & CEO
(in thousands of $)	Base Salary	Fees	Variable	Pension expense	Total	Proportion fixed	Proportion variable
Ola Lorentzon	—	150	—	—	150	100%	—%
John Fredriksen	—	60	—	—	60	100%	—%
James O’Shaughnessy	—	70	—	—	70	100%	—%
Steen Jakobsen	—	56	—	—	56	100%	—%
Cato Stonex	—	60	—	—	60	100%	—%
Maria Papakokkinou	—	60	—	—	60	100%	—%
Ørjan Svanevik	—	60	—	—	60	100%	—%
Richard C. Prince	—	4	—	—	4	100%	—%
Mikkel Storm Weum	—	—	—	—	—	—%	—%
Lars H. Barstad	399	—	333	29	761	56%	44%
Total	399	520	333	29	1,281	74%	26%

Fixed fees are payable for services rendered as members of the Board of Directors.
Base salary is payable as remuneration for executive services.
Variable includes:
•	annual bonuses which have been paid or accrued during the reported financial year. Such bonuses are at the discretion of the Board.
•
the fair value of the synthetic options, as calculated based on the difference between the exercise price and market price of the underlying shares on the vesting date, which as a result of the fulfilment of predetermined performance criteria, were granted or offered in previous years but that vested during the reported financial year.

Pension expense includes the contributions that took place in the reported financial year to a defined contribution pension scheme.
The below tables details the activity in relation to the synthetic option schemes:
Frontline Plc - Annual Report and Financial Statements 2025

		Opening balance			Closing balance
Name	Vesting date	Options held at the beginning of the year	Options awarded	Options exercised	Options held at the end of the year
Ola Lorentzon	07/12/2022	—		—	—
Ola Lorentzon	07/12/2023	—		—	—
Ola Lorentzon	07/12/2024	56,000		(28,000)	28,000
John Fredriksen	07/12/2022	22,000		—	22,000
John Fredriksen	07/12/2023	22,000		—	22,000
John Fredriksen	07/12/2024	36,000		—	36,000
James O’Shaughnessy	07/12/2022	22,000		(22,000)	—
James O’Shaughnessy	07/12/2023	22,000		(22,000)	—
James O’Shaughnessy	07/12/2024	36,000			36,000
Lars H. Barstad	07/12/2022	110,000		(110,000)	—
Lars H. Barstad	07/12/2023	110,000		—	110,000
Lars H. Barstad	07/12/2024	180,000		—	180,000
Lars H. Barstad	27/05/2026	—	38,503	—	38,503
Lars H. Barstad	27/05/2027	—	38,503	—	38,503
Lars H. Barstad	27/05/2028	—	38,503	—	38,503
Total		616,000	115,509	(182,000)	549,509

		Opening balance			Closing balance
Name	Vesting date	Options awarded and unvested	Options awarded	Options vested	Options awarded and unvested
Lars H. Barstad	27/05/2026	—	38,503	—	38,503
Lars H. Barstad	27/05/2027	—	38,503	—	38,503
Lars H. Barstad	27/05/2028	—	38,503	—	38,503
Total		—	115,509	—	115,509

At the grant date of the synthetic options awarded in 2021, the Company’s underlying share price was NOK 65.00. On December 7, 2022, the date on which the first tranche of synthetic options vested, the Company’s underlying share price was NOK 123.60. On December 7, 2023, the date on which the second tranche of synthetic options vested, the Company’s underlying share price was NOK 209.30. On December 7, 2024, the date on which the third tranche of synthetic options vested, the Company’s underlying share price was NOK 172.80.
At the grant date of the synthetic options awarded in 2025, the Company’s underlying share price was $18.75. As of December 31, 2025 none of the options have vested.
Comparative information on the change of remuneration

Frontline Plc - Annual Report and Financial Statements 2025

(in thousands of $)	2025 vs 2024	2024 vs 2023	2023 vs 2022	2022 vs 2021	2021 vs 2020
Change in remuneration
Non-executives
Ola Lorentzon				36	54
John Fredriksen				(36)	(54)
James O’Shaughnessy	—	—	(15)	(34)	49
Ole B. Hjertaker	(57)	(3)	20	40	—
Steen Jakobsen	(4)		20	40
Cato Stonex		57	3	—	—
Maria Papakokkinou	57	3
Ørjan Svanevik	57	3
Richard C. Prince	4	—	—	—	—
Other non-executives	(48)	(22)	(20)	30	(7)

Executives
Lars H. Barstad	(21)	354	(195)	264	295
Other executives					(963)

Total	(12)	392	(187)	340	(626)

Change in Company performance
Change in profit or loss for the period	(116,502)	(160,831)	180,877	490,498	(427,836)

The calculation includes fees, salary, bonus, pension and other benefits payable to directors and the CEO by the Company and its subsidiaries. The calculation excludes share-based variable remuneration for directors and the CEO of the Company. “Other non-executives” is comprised of remuneration paid to those directors not remunerated in the reported financial year. “Other executives” is comprised of remuneration paid to other executive officers not remunerated in the reported financial year.
Profit is derived from our audited Consolidated Financial Statements prepared in accordance with IFRS® Accounting Standards for the years ended December 31, 2025, 2024, 2023, 2022 and 2021. Profit for the year ended December 31, 2020 is derived from our audited Consolidated Financial Statements prepared in accordance with accounting principles generally accepted in the United States of America.

Frontline Plc - Annual Report and Financial Statements 2025

FRONTLINE PLC
MANAGEMENT REPORT
2025

The Board of Directors presents its report together with the audited financial statements of Frontline Plc (“Frontline” or the “Company”) for the year ended December 31, 2025.
HISTORY AND DEVELOPMENT OF THE COMPANY
The Company
We are Frontline plc, an international shipping company incorporated in Cyprus under The Companies Law (Chapter 113) as a public limited liability company (Company No. 442213) on December 30, 2022. Our registered and principal executive offices are located at 8, John Kennedy Street, Iris House, Off. 740B, 3106 Limassol, Cyprus, and our telephone number at that address is + 35725-588767.
The Company’s ordinary shares are listed on the NYSE and OSE under the symbol “FRO”.
We are engaged primarily in the ownership and operation of oil and product tankers. We operate through subsidiaries located in Cyprus, Bermuda, the Marshall Islands, Liberia, Norway, the United Kingdom, China and Singapore. We are also involved in the charter, purchase and sale of vessels.
On December 8, 2025, the Company held its annual general meeting of shareholders whereby shareholders approved, among other things, for a period of twelve months with effect from 12:00 p.m. on December 8, 2025, the proposals to exclude the shareholders’ Pre-Emption Right (defined below) with respect to any offer by the Company to the public against cash consideration, as may be decided by the board of directors from time to time, of: (i) a maximum of 377,377,111 ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the board of directors not lower than $1.00 per share; and (ii) a maximum of 377,377,111 debentures or other securities convertible into ordinary shares of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company or options or other securities carrying the right to subscribe for ordinary shares of the Company of nominal value $1.00 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the board of directors not lower than $1.00 per security.
The address of the Company’s internet site is www.frontlineplc.cy. The information on our website is not incorporated by reference into this annual report.
Vessel Acquisitions, Disposals, Redeliveries and Newbuilding Contracts of the Company
The Company took delivery of two VLCC newbuildings in the year ended December 31, 2023. As of December 31, 2023, 2024 and 2025, there were no vessels in the Company’s newbuilding program and there were no commitments.
In January 2023, the Company sold a 2009-built VLCC and a 2009-built Suezmax tanker for gross proceeds of approximately $61.0 million and $39.5 million, respectively. The vessels were delivered to the new owners in January and February, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of approximately $63.6 million, and the Company recorded a gain on sale of approximately $9.9 million and $2.8 million, respectively, in the year ended December 31, 2023.
In May 2023, the Company sold a 2010-built Suezmax tanker for gross proceeds of $44.5 million. The vessel was delivered to the new owner in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the year ended December 31, 2023.
In January 2024, the Company announced that it had entered into an agreement to sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sales price of $290.0 million. The vessels were delivered to the new owner in March and April 2024. After repayment of existing debt on the vessels, the transaction generated net cash proceeds of $208.0 million, and the Company recorded a gain of $68.6 million in the year ended December 31, 2024.

Frontline Plc - Annual Report and Financial Statements 2025

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner in April 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $32.0 million, and the Company recorded a gain of $11.8 million in the year ended December 31, 2024.
In March 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale of $46.9 million. The vessel was delivered to the new owner in May 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $34.0 million, and the Company recorded a gain of $13.8 million in the year ended December 31, 2024.
In June 2024, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2010, for a net sale price of $48.5 million. The vessel was delivered to the new owner in October 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $36.5 million, and the Company recorded a gain of approximately $17.9 million in the year ended December 31, 2024.
In August 2025, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2011, for a net sale price of $36.4 million. The vessel was delivered to the new owner in September 2025. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $23.7 million, and the Company recorded a gain of $5.9 million in the third quarter of 2025.
The Acquisition
On October 9, 2023, Frontline entered into a Framework Agreement (the “Framework Agreement”) with CMB.TECH NV (formerly Euronav NV) (“CMB.TECH”). Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from CMB.TECH (the “Acquisition”).
All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. The Company had a commitment for $890.0 million for the remaining 13 vessels to be delivered excluding $347.8 million of prepaid consideration as of December 31, 2023. The Company took delivery of the 13 remaining vessels in the first quarter of 2024 and drew down $518.7 million under its $1,410.0 million senior secured term loan facility with a group of relationship banks and $60.0 million under its subordinated unsecured shareholder loan to partly finance the deliveries.
In connection with the Acquisition, Frontline and Famatown Finance Limited, a company related to Hemen, (“Famatown”) had agreed to sell all their shares in CMB.TECH (57,479,744 shares, representing in aggregate 26.12% of CMB.TECH’s issued shares) to Compagnie Maritime Belge NV (“CMB”) at a price of $18.43 per share (the “Share Sale”).
In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the CMB.TECH shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in CMB.TECH to CMB for $251.8 million. The proceeds from the Share Sale have been used to partly finance the Acquisition.
On October 9, 2023, Frontline and other Hemen Related Companies entered into a settlement agreement with CMB.TECH. As part of the overall agreements, all rights and claims that CMB.TECH had concerning the entering into, performance and termination of the combination agreement with CMB.TECH and the arbitration action filed by CMB.TECH in January 2023 following Frontline’s withdrawal from the combination agreement were terminated, against nil cash consideration.
Strategic Fleet Renewal and Expansion
In December 2025, the Company entered into agreements to sell eight of our oldest first-generation ECO VLCCs, built between 2015 and 2016 to an unrelated third party, for a total sales price of $831.5 million. The vessels were delivered to the new owner during the first quarter of 2026. After commissions and repayment of existing debt on the vessels, the transaction is expected to generate net cash proceeds of approximately $477.2 million and the Company expects to record a gain in the first quarter of 2026 of approximately $212.0 million.
In January 2026, the Company announced that it had entered into agreements to acquire nine latest generation scrubber-fitted ECO VLCC newbuildings from affiliates of Hemen, for an aggregate purchase price of $1,224.0 million. Of these nine vessels, six are currently under construction at the Hengli shipyard and three at the Dalian shipyard in China. The delivery schedule for the vessels is attractive, with two vessels expected in the second quarter of 2026, four vessels expected in the third quarter of

Frontline Plc - Annual Report and Financial Statements 2025

2026, two vessels expected in the fourth quarter of 2026 and the final vessel expected in the second quarter of 2027. The payment schedule for these acquisitions is weighted towards delivery, with the largest portion of the instalments due upon delivery of each vessel. The Company intends to finance this acquisition with cash and long-term debt financing. The acquisition remains subject to certain closing conditions, in line with industry standards.
BUSINESS OVERVIEW
As of December 31, 2025, the Company’s fleet consisted of 80 vessels owned by the Company (41 VLCCs, 21 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 17.6 million DWT.
Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.
We own various vessel owning and operating subsidiaries. Our operations take place substantially outside of the United States. Our subsidiaries, therefore, own and operate vessels that may be affected by changes in foreign governments and other economic and political conditions. We are engaged in transporting crude oil and its related refined petroleum products and our vessels operate in the spot and time charter markets. Our VLCCs are specifically designed for the transportation of crude oil and, due to their size, are primarily used to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port. Our Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin, Middle East and Southeast Asia. Our LR2/ Aframax tankers are designed to be flexible, able to transport primarily refined products, but also fuel and crude oil from smaller ports limited by draft restrictions. The vessels will normally trade between the larger refinery centers around the world, being the Gulf of Mexico, Middle East, Rotterdam and Singapore.
We are committed to providing quality transportation services to all of our customers and to developing and maintaining long-term relationships with the major charterers of tankers. Increasing global environmental concerns have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels that are able to conform to the stringent environmental standards currently being imposed throughout the world.
The tanker industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation. Refer to “Market Overview and Trend Information” for a discussion of the tanker market in 2024 and 2025.
The Company and the chief operating decision maker (“CODM”) measure performance based on the Company’s overall return to shareholders based on consolidated profit or loss. The CODM does not review a measure of operating result at a lower level than the consolidated group. Consequently, the Company has only one reportable segment: tankers. The tankers segment includes crude oil tankers and product tankers.
Similar to structures commonly used by other shipping companies, our vessels are all owned by, or chartered to, separate subsidiaries or associated companies. Frontline (Management) Cyprus Ltd, Frontline Management AS, Frontline Corporate Services Ltd and Frontline Management (Bermuda) Limited, all wholly owned subsidiaries, which we refer to collectively as Frontline Management, support us in the implementation of our decisions. The Board of Directors is responsible for all strategic decisions of the Company. Frontline Management is responsible for the operational and commercial management of our ship owning subsidiaries, including chartering and insurance, in the execution of the board’s strategy. Each of our vessels is registered under the Cyprus, Malta, Marshall Islands, Liberia or Hong Kong flag.
Strategy
Our principal focus is the transportation of crude oil and related refined petroleum cargoes for major oil companies and large oil trading companies. We seek to optimize our income and adjust our exposure through actively pursuing charter opportunities whether through spot charters, time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions.
We presently operate VLCCs, Suezmax and Aframax tankers in the crude oil tanker market and LR2 tankers in the refined product market. Our preferred strategy is to have some fixed charter income coverage for our fleet, predominantly through time charters, and trade the balance of the fleet on the spot market. We focus on minimizing time spent in ballast by “cross trading” our vessels, typically with voyages loading in the Middle East Gulf discharging in Northern Europe, followed by a trans-Atlantic voyage to the U.S. Gulf of Mexico and, finally, a voyage from either the Caribbean, U.S. Gulf or West Africa to the
Frontline Plc - Annual Report and Financial Statements 2025

Far East/Indian Ocean. We believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potentially stronger spot market as well as to serve our main customers on a regular non term basis. We believe that the size of our fleet is important in negotiating terms with our major clients and charterers. We also believe that our large fleet enhances our ability to obtain competitive terms from suppliers, ship repairers and builders and to produce cost savings in chartering and operations.
Our business strategy is primarily based upon the following principles:
•	operating a modern and energy-efficient fleet;
•	emphasizing operational safety and quality maintenance for all of our vessels and crews;
•	ensuring that the work environment on board and ashore always meet the highest standards complying with all safety and health regulations, labor conditions and respecting human rights;
•	complying with all current and proposed environmental regulations;
•	conducting our business in an honest and ethical manner;
•	outsourcing technical management and crewing;
•	continuing to achieve competitive operational costs;
•	achieving high utilization of our vessels;
•	achieving competitive financing arrangements;
•	achieving a satisfactory mix of term charters, contracts of affreightment and spot voyages; and
•	developing and maintaining relationships with major oil companies and industrial charterers.

We continue to have a strategy of outsourcing, which includes the outsourcing of management, crewing and accounting services to a number of third party and competing suppliers. The technical management of our vessels is provided by third party ship management companies. Pursuant to management agreements, each of the third party ship management companies provides ship maintenance, crewing, technical support, shipyard supervision and related services to us. A central part of our strategy is to benchmark operational performance and cost level amongst our ship managers. Currently, our vessels are crewed with Ukrainian, Romanian, Indian, Filipino, Latvian, and Georgian officers and crews, or combinations of these nationalities.
Seasonality
Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil and oil products in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.
Environmental, Social & Governance
The Company publishes standalone ESG reports annually which can be found on its website at https://www.frontlineplc.cy/ about-frontline-ltd/environmental-social-governance-esg/. The information on the Company’s website is not incorporated by reference into this document.
Frontline’s business strategy is designed to create sustainable long-term value by balancing the interests of its stakeholders while managing material environmental, social and governance impacts, risks and opportunities across our operations and value chain.
A core pillar of this strategy is maintaining a modern, fuel-efficient fleet. Through disciplined fleet renewal and targeted growth in recent years, we have strengthened our environmental performance and operational efficiency. As of December 31, 2025, all vessels in the Company’s fleet were ECO vessels and 46 were scrubber-fitted vessels. With an average fleet age of 7.5 years, Frontline operates one of the youngest and most energy-efficient fleets in the industry.
Our continued investment in modern tonnage, combined with the divestment of older vessels and the installation of energy-saving devices, demonstrates our commitment to improving emissions efficiency. In parallel, we leverage high-frequency vessel performance data to enable timely, data-driven decision-making. The integration of advanced technologies, including AI-enabled analytics and digital twin solutions, enhances fuel optimization, operational performance, and emissions management across the fleet.
Frontline is committed to providing a safe, inclusive and respectful working environment where human rights are upheld and fair labor practices are embedded throughout our operations. Our motto “Safety first – no compromises” means that the health,

Frontline Plc - Annual Report and Financial Statements 2025

safety and well-being of our people is our highest priority, including the thousands of seafarers employed by the ship management companies with which we partner. We are fully committed to respecting internationally recognized human and labour rights across our business activities and value chain.
Strong governance underpins our business strategy. Frontline maintains a comprehensive Compliance Program led by the Head of Compliance to ensure that we conduct business ethically and in accordance with applicable laws and regulations. The program includes robust policies and procedures tailored to industry-specific risks, annual risk assessments conducted with external advisors, regular training, third-party audits, internal controls, remediation processes and investigations, as well as quarterly reporting to the Audit and Risk Committee. This structured approach enables us to proactively identify and address emerging risks arising from regulatory developments and evolving stakeholder expectations, including those of investors, banks and customers.
Customers
No customers in the years ended December 31, 2025, 2024 or 2023 individually accounted for 10% or more of the Company’s consolidated operating revenues.
Competition
The market for international seaborne crude and oil products transportation services is highly fragmented and competitive. Seaborne oil transportation services are generally provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned-and-operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels, and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are, to a large extent, brokered through international independent brokerage houses that specialize in finding the optimal ship for any cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.
The Company’s Vessels
The following table sets forth certain information regarding the fleet that we operated as of December 31, 2025:
Vessel	Built	Approximate Dwt.	Flag	Type of Employment(1)
VLCCs
Front Duke (5)	2016	299,000	MI	Spot market
Front Duchess (5)	2017	299,000	MI	Spot market
Front Earl	2017	303,000	MI	Spot market
Front Prince (5)	2017	301,000	MI	Spot market
Front Empire	2018	303,000	MI	Spot market
Front Princess (5)	2018	302,000	MI	Spot market
Front Defender	2019	299,000	MI	Spot market
Front Discovery	2019	299,000	MI	Spot market
Front Dynamic	2020	299,000	MI	Spot market
Front Driva	2019	319,000	CY	Spot market
Front Nausta (2)	2019	319,000	CY	Time charter
Front Alta	2022	300,000	MI	Spot market
Front Tweed	2022	300,000	MLT	Spot market
Front Tana	2022	300,000	MI	Spot market
Front Gaula	2022	300,000	MI	Spot market
Front Orkla	2023	300,000	CY	Spot market

Frontline Plc - Annual Report and Financial Statements 2025

Front Tyne	2023	300,000	MI	Spot market
Front Maine	2021	299,600	MI	Spot market
Front Vosso (5)	2017	297,400	LIB	Spot market
Front Rauma	2016	300,000	MI	Spot market
Front Osen	2016	299,000	MI	Spot market
Front Hawke (5)	2017	299,000	MI	Spot market
Front Cloud	2016	299,400	MI	Spot market
Front Neiden	2021	300,200	MI	Spot market
Front Flores (5)	2017	298,600	MI	Spot market
Front Gander	2023	299,200	MI	Spot market
Front Eagle	2020	299,600	LIB	Spot market
Front Beaver	2023	299,200	MI	Spot market
Front Beauly	2023	300,000	MI	Spot market
Front Surna	2016	299,000	LIB	Spot market
Front Naver	2021	300,200	MI	Spot market
Front Eira (6)	2019	299,600	LIB	Spot market
Front Humber	2017	298,800	MI	Spot market
Front Morgan	2021	300,200	MI	Spot market
Front Clyde	2016	299,300	MI	Spot market
Front Forth	2016	299,300	LIB	Spot market
Front Spey	2016	299,500	MI	Spot market
Front Otra	2016	300,000	MI	Spot market
Front Tay	2016	300,000	MI	Spot market
Front Dee	2015	300,000	LIB	Spot market
Front Vefsna	2017	297,400	LIB	Spot market

Suezmax Tankers
Front Ull	2014	157,000	MI	Spot market
Front Idun	2015	157,000	MI	Spot market
Front Crown	2016	157,000	MI	Spot market
Front Challenger	2016	157,000	MI	Spot market
Front Classic	2017	157,000	MI	Spot market
Front Clipper	2017	157,000	MI	Spot market
Front Crystal	2017	157,000	MI	Spot market
Front Coral	2017	158,000	MI	Spot market
Front Cosmos	2017	158,000	MI	Spot market
Front Cascade	2017	157,000	MI	Spot market
Front Sparta	2019	157,000	HK	Spot market
Front Samara (3)	2019	157,000	MLT	Time charter
Front Siena	2019	157,000	HK	Spot market
Front Singapore	2019	157,000	HK	Spot market
Front Seoul	2019	157,000	HK	Spot market
Front Santiago	2019	157,000	HK	Spot market
Front Savannah	2019	157,000	HK	Spot market
Front Suez	2019	157,000	HK	Spot market
Front Shanghai	2019	157,000	HK	Spot market
Front Silkeborg	2019	157,000	HK	Spot market

Frontline Plc - Annual Report and Financial Statements 2025

Front Cruiser	2020	157,000	MI	Spot market

LR2/Aframax Tankers
Front Ocelot	2016	110,000	MI	Spot market
Front Cheetah	2016	110,000	MI	Spot market
Front Lynx	2016	110,000	MI	Spot market
Front Cougar	2016	110,000	MI	Spot market
Front Leopard	2016	110,000	MI	Spot market
Front Jaguar	2016	110,000	MI	Spot market
Front Altair	2016	110,000	MI	Spot market
Front Antares	2017	110,000	MI	Spot market
Front Vega	2017	110,000	MI	Spot market
Front Sirius	2017	110,000	MI	Spot market
Front Castor	2017	110,000	MI	Spot market
Front Pollux	2017	110,000	MI	Spot market
Front Capella	2017	110,000	MI	Spot market
Front Polaris	2018	110,000	MI	Spot market
Front Fusion	2021	110,000	MI	Spot market
Front Future	2021	110,000	MI	Spot market
Front Favour	2021	110,000	MI	Spot market
Front Feature (4)	2021	110,000	MI	Time charter

1.	Time Charter includes those contracts with initial durations in excess of 12 months.
2.	In March 2024, the Company entered into a fixed rate time charter to a third party for a three-year period.
3.	In April 2024, the Company entered into a variable rate time charter to a third party for a three-year period.
4.	In August 2022, the Company entered into a fixed rate time charter to a third party for a three-year period. In October 2025, the Company extended the time charter for a further 11 months.
5.
In January 2026, the Company entered into one-year time charter-out agreements for seven of our VLCCs, built between 2016 and 2018, at an average rate of $76,900 per day per vessel. The charters for three vessels commenced in the first quarter of 2026, and the remaining four charters are expected to commence in April 2026.

6.	In February 2026, the Company entered into a one-year time charter-out agreement at a rate of $93,500 per day. The charter commenced in late February 2026.

Key to Flags:
CY - Cyprus, MLT - Malta, MI – Marshall Islands, HK – Hong Kong, LIB - Liberia.
Other than our interests in the vessels described above, we do not own any material physical properties. We lease office space in various locations, which are not considered material.
REVIEW OF DEVELOPMENTS, POSITION AND PERFORMANCE OF THE COMPANY’S BUSINESS

Frontline Plc - Annual Report and Financial Statements 2025

Fleet Changes
A summary of the changes in the vessels that we own, lease and charter-in for the years ended December 31, 2025 and 2024 is summarized in the table below.
	2025	2024
VLCCs
At start of period	41	33
Other acquisitions/newbuilding deliveries	—	13
Disposal/lease termination	—	(5)
At end of period	41	41
Suezmax tankers
At start and end of period	22	25
Other acquisitions/newbuilding deliveries	—	—
Disposal	(1)	(3)
At end of period	21	22
LR2/Aframax tankers
At start of period	18	18
Disposal	—	—
At end of period	18	18
Total
At start of period	81	76
Other acquisitions/newbuilding deliveries	—	13
Disposal/lease termination	(1)	(8)
At end of period	80	81

Frontline Plc - Annual Report and Financial Statements 2025

Summary of Fleet Employment
As discussed below, our vessels are operated under time charters and voyage charters.
VLCCs	As of December 31,
	2025		2024
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet

Spot	40	98%	40	98%
Time charter	1	2%	1	2%
	41	100%	41	100%
Suezmax tankers
Spot	20	95%	21	95%
Time charter	1	5%	1	5%
	21	100%	22	100%
LR2/Aframax tankers
Spot	17	94%	14	78%
Time charter	1	6%	4	22%
	18	100%	18	100%
Total fleet
Spot	77	96%	75	93%
Time charter	3	4%	6	7%
	80	100%	81	100%

Market Overview and Trend Information
The statistical data provided in this section has been taken from the EIA as well as the independent third-party maritime research companies, Fearnleys, Clarksons Research and Kpler. The figures quoted below are estimates and may vary from estimates provided by other research services. The overviews set forth below are based on information, data and estimates derived from industry sources available as of the date of this annual report, and there can be no assurances that such trends will continue or that any anticipated developments referenced in such section will materialize. This information, data and estimates involve several assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors. You are cautioned not to give undue weight to such information, data, and estimates. We have not independently verified any third-party information, verified that more recent information is not available and undertake no obligation to update this information unless legally obligated.
During 2025, global oil consumption averaged approximately 104.1 million barrels per day (“mbpd”), an increase of 1.3 mbpd compared to 2024 with China being the biggest contributor to demand growth.
Global oil supply increased significantly during 2025, accelerating in the second half of the year and reaching record levels of 108.3 mbpd by the fourth quarter.
Geopolitical developments and intensified sanctions enforcement remained key drivers of tanker market dynamics. Regulatory measures implemented by the U.S. Office of Foreign Assets Control (“OFAC”), the European Union, and the United Kingdom expanded the list of sanctioned vessels and entities engaged in Russian and Iranian oil trade. By year-end, approximately one-fifth of the global crude and product tanker fleet was reported to be sanctioned by at least one major authority.
Following a period of intensified sanction enforcement by the OFAC, the impact is now increasingly evident across tanker markets, supporting higher utilization and market share for the compliant fleet. Floating storage of sanctioned crude has increased during the fourth quarter of 2025 as the barrels struggle to find their way to the consumer amidst growing logistical challenges. US intervention in Venezuela has resulted in more Venezuelan oil being lifted by compliant tonnage, further reducing employment opportunities for the so-called “shadow fleet”. The recently announced US–India trade agreement may further influence crude trade flows, as closer economic ties are likely to encourage India’s continued diversification away from

Frontline Plc - Annual Report and Financial Statements 2025

sanctioned barrels. The second half of the year has seen a marked increase in export volumes, particularly benefiting the compliant fleet. While demand conditions remain supportive, recent market strength has been driven largely by developments on the supply side. The allocation of tonnage among market participants has shifted meaningfully, with fewer owners now controlling a larger share of the global fleet. Coupled with a rapid ageing fleet, we expect these structural supply constraints to partially offset scheduled newbuilding deliveries, creating a manageable net fleet growth. Together with a constructive crude demand outlook and anticipation of further replacement of sanctioned volumes transferring to the compliant fleet, we expect the fundamentals for compliant tankers to remain favorable going forward.
The global tanker fleet continued to age during the year. The average age of the crude tanker fleet reached approximately 14 years, the highest level in more than two decades. A significant portion of the fleet is now above 20 years of age. However, for a product carrying vessel the 15-year age mark is an equally important benchmark with 31.4% of the LR2 tanker fleet currently above this threshold.
Russia-Ukraine War
Sanctions and price-cap measures related to the Russia-Ukraine conflict continue to affect global oil flows and tanker markets. In September 2025, the European Union, United Kingdom, and Canada reduced their crude-oil price cap on Russian exports from $60 to $47.60 per barrel. Despite this adjustment, enforcement challenges and the use of non-Western or “shadow fleet” vessels have allowed significant volumes of Russian crude to continue moving to Asia, limiting the overall impact of the price-cap regime. Russia’s crude exports have shifted decisively away from Europe. According to industry sources, Europe accounted for 55% of Russian crude exports in 2020 but only 15% in 2024 and 14% in 2025, while Asia and Oceania absorbed 85% of exports in 2024, with China and India taking the vast majority. China imported an average of 1.2 million barrels per day (bpd) in 2024 and 1.3 million bpd in 2025, while India imported 1.7 million bpd in 2024 and 1.6 million bpd in the first half of 2025. Russia’s redirection of crude flows toward Asia and the increased reliance on non-Western shipping have continued to reshape global trade patterns, increasing voyage distances, transportation costs, and regulatory complexity for tanker operators.
Israel-Gaza Conflict
Tensions related to the Israel–Gaza conflict continued to elevate maritime risks in the Red Sea during 2025, as Houthi forces expanded their attacks on commercial vessels in the Bab al-Mandab Strait. In July 2025, the Houthis sank two commercial ships, and by late 2025 more than 100 attacks had been recorded since 2023, affecting vessels from over 60 countries. These threats kept many Europe–Asia trades rerouted around the Cape of Good Hope, although Bab al-Mandab transits showed partial recovery by August 2025, reaching their highest level since early 2024. While the January 19, 2025 ceasefire between Israel and Hamas offered some relief to regional tensions, it did not meaningfully reduce the ongoing Houthi threat to commercial shipping.
Israel-Iran Conflict
The hostilities between Israel and Iran in 2025 significantly increased security risks for commercial vessels operating in the Persian Gulf and the Strait of Hormuz. Following Israeli strikes on Iran in June 2025, shipowners were warned to avoid both the Red Sea and the Persian Gulf, and many operators rerouted or slowed transits due to fears of missile attacks, sea mines and other hostile actions. The regional threat level intensified further in March 2026, when the United States jointly conducted major strikes with Israel on Iranian targets, including operations that destroyed multiple Iranian naval vessels, naval headquarters and other military infrastructure, prompting Iran to launch large-scale retaliatory missile and drone attacks across the region. These exchanges included missile strikes that hit commercial tankers and disrupted shipping lanes.
The situation deteriorated further as Iran targeted U.S. bases in the UAE, Bahrain, Qatar, and Jordan, while some Iranian officials claimed the Strait of Hormuz was closed, triggering widespread industry concern and causing major shipping companies to suspend or halt bookings through the region. Electronic interference affecting vessel navigation systems spiked around the Strait of Hormuz, complicating safe passage and heightening operational risk. Although the strait remained technically open, the U.S.-Iran missile exchanges in March 2026 and the U.S. Navy’s combat operations in the Persian Gulf created conditions in which shipping agencies assessed the threat level as “significant,” and many shipowners exercised extreme caution, diverted vessels, or temporarily ceased transits through the area.
Results of Operations

Frontline Plc - Annual Report and Financial Statements 2025

Total operating revenues and voyage expenses
			Change
(in thousands of $)	2025	2024	$	%
Voyage charter revenues	1,882,782	1,955,035	(72,253)	(3.7)
Time charter revenues	72,166	85,073	(12,907)	(15.2)
Administrative income	10,156	10,277	(121)	(1.2)
Total operating revenues	1,965,104	2,050,385	(85,281)	(4.2)

Other income	6,069	112,121	(106,052)	(94.6)

Voyage expenses and commissions	753,744	773,434	(19,690)	(2.5)

Voyage charter revenues decreased in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to:
•	a decrease of $71.9 million due to the sale of four Suezmax tankers and five VLCCs since January 1, 2024,
•	a decrease of $56.3 million due to change in market rates, and
•	a decrease of $47.6 million as a result of delivery of one Suezmax tanker, two VLCCs and one LR2/Aframax tanker on to short-, and long-term charters between January 2024 and December 2025.

These factors were offset by:
•	an increase of $58.1 million due to the acquisition of 13 VLCCs from CMB.TECH since January 1, 2024, and
•
an increase of $45.6 million due to the redelivery of three LR2/Aframax tankers and three Suezmax tankers from short-, and long-term time charters to voyage charters between January 2024 and December 2025

Time charter revenues decreased in the year ended December 31, 2025 as compared to the year ended
December 31, 2024 primarily due to:
•
a decrease of $38.0 million due to the redelivery of three LR2/Aframax tankers and three Suezmax tankers from short-and long-term time charters to voyage charters between January 2024 and December 2025.

This decrease was offset by:
•	an increase of $24.8 million due to the delivery of one Suezmax tanker, two VLCCs and one LR2/Aframax tanker on to short-, and long-term charters between January 2024 and December 2025.
Voyage expenses and commissions decreased in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to:
•	a decrease of $23.7 million due to the sale of four Suezmax tankers and five VLCCs since January 1, 2024,
•	a decrease of $28.8 million due to fluctuations in bunker prices
•	a decrease of $18.5 million as a result of delivery of one Suezmax tanker, two VLCCs and one LR2/Aframax tanker on to short-, and long-term charters between January 2024 and December 2025, and
•	a decrease of $4.0 million in commissions as a result of decreased charter rates.

These factors were offset by:
•	an increase of $18.2 million due to the acquisition of 13 VLCCs from CMB.TECH since January 1, 2024,
•
an increase of $19.4 million due to the redelivery of three LR2/Aframax tankers and three Suezmax tankers from short-, and long-term time charters to voyage charters between January 2024 and December 2025,

•	an increase of $8.6 million due to an increase in port costs, and
•	an increase of $9.5 million due to the costs incurred under the EU ETS from January 1, 2024.

Frontline Plc - Annual Report and Financial Statements 2025

Administrative income primarily comprises the income earned from the technical and commercial management of vessels and newbuilding supervision fees derived from related parties, affiliated companies and third parties. The decrease in the year ended December 31, 2025 as compared to the year ended December 31, 2024 was primarily due to:
•	a decrease of $0.6 million in technical management fees earned due to a decrease in the number of vessels under technical management.
Partially offset by:
•	an increase in newbuilding supervision fees and commercial management fees of $0.2 million, and
•	an increase in miscellaneous recharges of $0.3 million.

Other operating income
			Change
(in thousands of $)	2025	2024	$	%
Gain on sale of vessels	5,929	112,079	(106,150)	(94.7)
Other gains	140	42	98	233.3
	6,069	112,121	(106,052)	(94.6)

Gain on sale of vessels
In August 2025, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2011, for a net sale price of $36.4 million. The vessel was delivered to the new owner in September 2025. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $23.7 million, and the Company recorded a gain of $5.9 million in the third quarter of 2025.
In January 2024, the Company announced that it had entered into an agreement to sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. Three of the vessels were delivered to the new owner during the first quarter of 2024, and the two remaining vessels were delivered in the second quarter of 2024. After repayment of existing debt on the five vessels, the transaction generated net cash proceeds of $208.0 million. The Company recorded a gain of $68.6 million in the year ended December 31, 2024.
In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $32.0 million, and the Company recorded a gain of $11.8 million in the year ended December 31, 2024.
In March 2024, the Company entered into an agreement to sell another one of its oldest Suezmax tankers, built in 2010, for a net sale price of $46.9 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $34.0 million, and the Company recorded a gain of $13.8 million in the year ended December 31, 2024.
In June 2024, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2010, for a net sale price of $48.5 million. The vessel was delivered to the new owner in October 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $36.5 million, and the Company recorded a gain of $17.9 million in the year ended December 31, 2024.
Ship operating expenses
(in thousands of $)	2025	2024	Change
			$	%
Ship operating expenses	238,850	232,243	6,607	2.8

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurance.

Frontline Plc - Annual Report and Financial Statements 2025

Ship operating expenses increased in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to:
•	an increase of $4.7 million due to the acquisition of 13 VLCCs from CMB.TECH since January 1, 2024, and
•	an increase of $11.0 million in relation to general cost increases across other categories.

These factors were partially offset by:
•	a decrease of $9.1 million due to the sale of four Suezmax tankers and five VLCCs since January 1, 2024.
Administrative expenses
(in thousands of $)	2025	2024	Change
			$	%
Administrative expenses	51,367	36,086	15,281	42.3

Administrative expenses increased in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to:
•	a $11.3 million increase in share-based payment expense, resulting from the revaluation of the synthetic option liability based on the increase in quoted share price as at December 31, 2025, and
•	a $2.5 million increase in employee and related costs,

Depreciation
(in thousands of $)	2025	2024	Change
			$	%
Depreciation	328,460	339,030	(10,570)	(3.1)

Depreciation expense decreased in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to:
•	a decrease of $13.8 million due to the sale of four Suezmax tankers and five VLCCs since January 1, 2024.
This factor was offset by:
•	an increase of $3.2 million due to the acquisition of 13 VLCCs from CMB.TECH since January 1, 2024.
Finance income
			Change
(in thousands of $)	2025	2024	$	%
Interest income	15,690	16,785	(1,095)	(6.5)
Foreign currency exchange gain	146	313	(167)	(53.4)
	15,836	17,098	(1,262)	(7.4)

Interest income in the year ended December 31, 2025 and the year ended December 31, 2024 mainly relates to interest received on bank deposits.
Foreign currency exchange differences relate to movements of U.S. dollar against other currencies used in day-to-day transactions.
Finance expense
Frontline Plc - Annual Report and Financial Statements 2025

			Change
(in thousands of $)	2025	2024	$	%
Interest expense	231,055	302,324	(71,269)	(23.6)
Foreign exchange loss	205	1,023	(818)	(80.0)
Loss/(Gain) on interest rate swaps	778	(9,206)	9,984	(108.5)
Other financial expenses	1,196	947	249	26.3
	233,234	295,088	(61,854)	(21.0)

Finance expense decreased in the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to:
•	a decrease of $63.9 million related to the decrease in interest rates on the Company’s floating rate debt,
•	a decrease of $4.1 million in amortization of capitalized loan issuance costs and debt extinguishment losses, and
•	a decrease of $3.3 million due to the sale of four Suezmax tankers and five VLCCs since January 1, 2024.

These factors are partially offset by:
• an increase of $10.0 million due to changes in gains and losses on our interest rate swaps.
Gain on marketable securities
			Change
(in thousands of $)	2025	2024	$	%
Loss on marketable securities	(1,600)	(3,405)	1,805	(53.0)

In the year ended December 31, 2025, the Company recognized loss on marketable securities of $1.6 million, primarily due to the loss on securities sold during the year. In the year ended December 31, 2024, the Company recognized loss on marketable securities of $3.4 million, primarily due to the revaluation of securities held.
Share of results of associated company
			Change
(in thousands of $)	2025	2024	$	%
Share of results of associated company	1,059	(599)	1,658	(276.8)

In the year ended December 31, 2025, the Company recognized a share of results of TFG Marine of a $0.1 million profit (2024: $1.7 million loss).
In the year ended December 31, 2025, the Company recognized a share of results of FMS Holdco Limited of a $1.0 million profit (2024: $1.1 million profit).
See Note 14 to our audited Consolidated Financial Statements included herein for further details on our equity method investments.
Dividends received
			Change
(in thousands of $)	2025	2024	$	%
Dividends received	4,289	3,535	754	21.3

The increase in dividends received in the year ended December 31, 2025 is due to dividends received from investments in marketable securities.
Tax
Frontline Plc - Annual Report and Financial Statements 2025

			Change
(in thousands of $)	2025	2024	$	%
Income tax expense	(6,021)	(7,671)	1,650	(21.5)

The decrease in income tax expense in the year ended December 31, 2025 as compared to the year ended December 31, 2024 is due to lower taxable income in Cyprus.
Liquidity and capital resources
We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.
Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British pounds, Euros, Norwegian kroner and Singapore dollars.
Our short-term liquidity requirements relate to payment of operating costs (including dry docking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, payment of commitments for upgrading vessels such as for EGCS, BWTS and ongoing decarbonization projects, and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, revolving credit facilities. Short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.
As of December 31, 2025 and 2024, we had cash and cash equivalents of $251.3 million and $413.5 million, respectively.
The Company’s loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Cash and cash equivalents include cash balances of $89.9 million (2024: $92.6 million,), which represents 59% (2024: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.
Our interest rate swaps can require us to post cash as collateral based on their fair value. As of December 31, 2025 and 2024, no cash was required to be posted as collateral in relation to our interest rate swaps.
As of December 31, 2025, the Company has agreed to provide a guarantee under a bunker supply arrangement with TFG Marine, a related party. Should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2025.
As of December 31, 2025, there are no remaining vessels in the Company’s newbuilding program and there are no remaining newbuilding commitments.
In December 2025, the Company entered into agreements to sell eight of our oldest first-generation ECO VLCCs, built between 2015 and 2016 to an unrelated third party, for a total sales price of $831.5 million. The vessels were delivered to the new owner during the first quarter of 2026. After commissions and repayment of existing debt on the vessels, the transaction is expected to generate net cash proceeds of approximately $477.2 million and the Company expects to record a gain in the first quarter of 2026 of approximately $212.0 million.
In January 2026, the Company announced that it had entered into agreements to acquire nine latest generation scrubber-fitted ECO VLCC newbuildings from affiliates of Hemen, for an aggregate purchase price of $1,224.0 million. Of these nine vessels, six are currently under construction at the Hengli shipyard and three at the Dalian shipyard in China. The delivery schedule for the vessels is attractive, with two vessels expected in the second quarter of 2026, four vessels expected in the third quarter of 2026, two vessels expected in the fourth quarter of

Frontline Plc - Annual Report and Financial Statements 2025

2026 and the final vessel expected in the second quarter of 2027. The payment schedule for these acquisitions is weighted towards delivery, with the largest portion of the instalments due upon delivery of each vessel. The Company intends to finance this acquisition with cash and long-term debt financing. The acquisition remains subject to certain closing conditions, in line with industry standards.
In January 2026, the Company prepaid a further $31.3 million under its reducing revolving credit facilities. In January 2026, the Company drew down $151.6 million to finance the initial installments due in relation to the nine newbuildings to be acquired from Hemen and subsequently repaid this amount in early February 2026. As of March 27, 2026, $473.1 million remains available and undrawn under our reducing revolving credit facilities.
In January 2026, the Company entered into one year time charter-out agreements for seven of our VLCCs, built between 2016 and 2018, at an average rate of $76,900 per day per vessel. The charters for three vessels commenced in the first quarter of 2026, and the remaining four charters are expected to commence in April 2026.
In February 2026, the Company entered into one-year time charter-out agreement for one of our VLCCs, built in 2019, at a rate of $93,500 per day per vessel. The charter is expected to commence in late February.
In February 2026, the Board of Directors declared a dividend of $1.03 per share for the fourth quarter of 2025. The record date for the dividend was March 12, 2026, the ex-dividend date was March 12, 2026, for shares listed on the New York Stock Exchange and March 11, 2026, for shares listed on the Oslo Stock Exchange, and the dividend was paid on March 19, 2026.
We believe that cash on hand, working capital and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this annual report.
Medium to Long-term Liquidity and Cash Requirements
Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include cash flows from operations, new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.
Cash Flows
The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.
(in thousands of $)	2025	2024
Net cash provided by operating activities	682,460	736,412
Net cash provided by (used in) investing activities	24,979	(483,398)
Net cash used in financing activities	(869,624)	(147,804)
Net change in cash and cash equivalents	(162,185)	105,210
Cash and cash equivalents at beginning of year	413,532	308,322
Cash and cash equivalents at end of year	251,347	413,532

Net cash provided by operating activities

Net cash provided by operating activities decreased by $54.0 million in the year ended December 31, 2025 as compared to the year ended December 31, 2024.
Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE rates, including whether our vessels were operated under time charters or voyage charters, (ii) the size and composition of our fleet that we own, lease and charter-in, and (iii) changes in operating assets and liabilities.
i.
Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

Frontline Plc - Annual Report and Financial Statements 2025

TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2025, average market quoted TCE rates showed a small increase for VLCCs, however decreased for Suezmax tankers and LR2 product tankers as compared to 2024, see “Item 5. Operating Financial Review and Prospects - A. Operating Results”. The net decrease in average quoted market rates led to a $56.0 million decrease in cash provided by operating activities for the year ended December 31, 2025. In addition, a net decrease in voyage expenses, primarily due to the fluctuation in bunker prices and lower commissions and port costs, also a component of TCE, in 2025 compared to 2024, resulting in a $17.1 million increase in cash provided by operating activities. Changes in the mix of vessels operating in the spot market versus short-, and long-term charters between January 2024 and December 2025 resulted a $16.3 million decrease in cash provided by operating activities.
ii.
Detailed information on the size and composition of our fleet, along with whether our vessels were operated under time charters or voyage charters, including changes between the periods presented, is disclosed in “Item 5. Operating Financial Review and Prospects - A. Operating Results”. Changes in the size and composition of our fleet resulted in a net decrease in cash provided by operating activities of $0.7 million. The decrease is primarily due to the sale of four Suezmax tankers and five VLCCs, offset by the acquisition of 13 VLCCs from CMB.TECH between January 1, 2024 and December 31, 2025. These changes led to a decrease of $13.9 million in cash received from revenues. The aforementioned decrease was partially offset by the decrease in cash paid for voyage expenses, ship operating expenses and interest expense of $13.1 million.

iii.
Changes in operating assets and liabilities resulted in a decrease in cash provided by operating activities of $27.8 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels. Revenues for vessels that operate under time charters are typically billed in advance, whereas revenues under voyage charters are typically billed upon completion of a voyage.

In addition to the above factors, net cash provided by operating activities decreased due to the following:
•	a decrease of $10.4 million due to lower interest received due to lower cash balances and lower interest rates,
•	a decrease of $9.9 million due to higher ship operating expenses,
•	a decrease of $8.1 million in relation to the settlement of synthetic share options,
•	an increase of $55.2 million due to a decrease in interest expense and debt issuance costs primarily as a result of repayments on the Company’s fixed and floating rate facilities, and
•	an increase of $4.5 million in dividends received.

Net cash provided by investing activities
Net cash provided by investing activities of $25.0 million in 2025 comprised mainly of:
•	$37.2 million proceeds from the sale of one Suezmax tanker, and
•	$0.4 million proceeds from sale of marketable securities.

This was offset by:
•	additions to vessels and equipment of $12.5 million, consisting of $8.0 million capitalized dry docking costs and $4.5 million paid for various vessel upgrades.
Net cash used in investing activities of $483.4 million in 2024 comprised mainly of:
•
additions to vessels and equipment of $915.2 million, consisting of $884.5 million in relation to the remaining 13 VLCCs acquired from CMB.TECH in 2024, $22.4 million capitalized dry docking costs and $8.3 million paid for various vessel upgrades.

This was offset by:
•	$431.9 million proceeds from the sale of five VLCCs and three Suezmax tankers.
Net cash used in financing activities

Frontline Plc - Annual Report and Financial Statements 2025

Net cash used by financing activities in 2025 of $869.6 million was primarily due to:
•	debt repayments of $2,095.9 million,
•	cash dividends paid of $207.0 million, and
•	lease repayments of $0.4 million.

These items were partially offset by:
•	debt drawdowns of $1,433.7 million.
Net cash used by financing activities in 2024 of $147.8 million was primarily due to:
•	debt repayments of $1,880.1 million,
•	cash dividends of $434.1 million paid, and
•	lease repayments of $0.9 million.

These items were partially offset by:
•	debt drawdowns of $2,167.3 million.
FINANCIAL RESULTS
The Company’s profit after tax was $379.1 million for the year ended December 31, 2025 compared to a profit after tax of $495.6 million for the year ended December 31, 2024. The total assets of the Company as of December 31, 2025 were $5,753.6 million and the net assets were $2,510.9 million, compared to $6,220.8 million and $2,340.2 million, respectively, as of December 31, 2024.
See the Consolidated Financial Statements accompanying Notes included herein for further details.
PRINCIPAL RISKS AND UNCERTAINTIES
The principal risks and uncertainties that the Company faces relate to tanker market volatility, operations, compliance, cyber security and ESG factors as follows:
Tanker market volatility
Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. Global and political conflicts continue to disrupt energy production and trade patterns, and their impact on energy demand and costs is expected to remain uncertain. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. Our revenues are affected by our strategy to employ some of our vessels on time charters, which have a fixed income for a pre-set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected.
The factors that may influence demand for tanker capacity include:
•	the supply of and demand for oil and oil products;
•	the supply of and demand for alternative energy sources and from other shipping companies and other modes of transport;

Frontline Plc - Annual Report and Financial Statements 2025

•
global and regional economic and political conditions, including “trade wars” and developments in international trade, international sanctions, embargoes, import and export restrictions, nationalizations, the imposition of tariffs and port fees, national oil reserves policies, refinery additions and closures, and fluctuations in industrial production;

•	national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);
•	regional availability of refining capacity and inventories compared to geographies of oil production regions;
•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;
•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	currency exchange rates, most importantly versus USD;
•	weather, acts of God and natural disasters;
•	piracy, terrorist activities, vessel attacks, wars or other armed conflicts, and other international hostilities;
•	any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries (“OPEC”), and non-OPEC oil producing countries;
•
legal and regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies; and

•	diseases and viruses, affecting livestock and humans, including pandemics.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;
•	the number and size of newbuilding orders and deliveries, as may be impacted by the availability of financing for new vessels and shipping activity;
•	the number of shipyards and ability of shipyards to deliver vessels;
•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;
•	availability of financing for new vessels and shipping activity;
•	recycling and scrapping rates, influenced by vessel age, emission compliance costs and second-hand market liquidity;
•	the number of vessel casualties;
•	technological advances in tanker design and capacity, propulsion technology and fuel consumption efficiency;
•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;
•	the price of steel and vessel equipment;
•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;
•	the number of tankers that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire;
•	business disruptions, including supply chain disruptions, port and canal congestion and the imposition of tariffs;
•
government and industry regulations of maritime transportation practices, particularly environmental protection laws and regulations that may limit the useful lives of vessels, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions;

•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or obsolescence of tonnage, including the impact of sanctions;
•	environmental concerns and uncertainty around new regulations in relation to, amongst others, new technologies which may delay the ordering of new vessels; and
•	government subsidies of shipbuilding.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, and the efficiency and

Frontline Plc - Annual Report and Financial Statements 2025

age profile of the existing tanker fleet. The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Market conditions were volatile in 2025 and continued volatility may reduce demand for transportation of oil over longer distances and increase the supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.
Operational risks
The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•	loss of life or harm to seafarers;
•	a marine accident or disaster, bad weather and other acts of God;
•	environmental accidents and pollution, oil spills and toxic gas releases;
•	cargo and property losses or damage;
•	business interruptions caused by mechanical failure, grounding, fire, explosions and collisions, unexpected tank corrosion and human error; and
•
attacks on vessels, including cyberattacks, drone and missile attacks, mining of waterways, war, terrorism, piracy, diseases, political action in various countries, tariffs, labor strikes and/or boycotts or adverse weather conditions.

These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting. In addition, an oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
Acts of piracy and other attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Arabian Sea, the Red Sea, Suez Canal, the Gulf of Aden off the coast of Somalia, Sulu Sea, Celebes Sea, the Malacca and Singaporean Straits, the Indian Ocean and, in particular, the Gulf of Guinea region off the coast of Nigeria. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. We are insured for a wide range of war risks through membership in a mutual war risk club. Crew and security equipment costs, including costs which may be incurred to the extent we employ onboard security guards, could also increase in such circumstances.
If our vessels suffer damage, they may need to be repaired at a dry docking facility. The costs of dry dock repairs are unpredictable and may be substantial. We may have to pay dry docking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at dry docking facilities is sometimes limited and not all dry docking facilities are conveniently located. We may be unable to find space at a suitable dry docking facility or our vessels may be forced to travel to a dry docking facility that is not conveniently located relative to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry docking facilities may adversely affect our business and financial condition. Further, the involvement of our vessels in a serious accident or the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.
Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an accident or oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.
Compliance with applicable requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Frontline Plc - Annual Report and Financial Statements 2025

The operation of our vessels is affected by the requirements set forth in the IMO’s International Safety Management Code (the “ISM Code”). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, including the invalidation of existing insurance or a decrease of available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code (the “ISPS Code”) and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
Because such conventions, laws, and regulations are often revised or delayed, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.
Further, government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and may require us to incur significant capital expenditures to keep our vessels in compliance.
For vessels on voyage charters, fuel oil, or bunkers, is a significant, if not the largest, expense. Changes in the price of fuel may adversely affect our profitability to the extent we have vessels on voyage charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments supply and demand for oil and gas, actions by OPEC and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Any future increase in the cost of fuel may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
Additionally, our returns are impacted by the use of scrubbers, which allow us to consume high-sulfur fuel oil (“HSFO”) under certain circumstances, as it is typically cheaper than very low sulfur fuel oil (“VLSFO”). However, if the price differential (spread) between VLSFO and HSFO narrows, the financial benefit of using scrubbers may decline, affecting our overall returns. As a result, an increase in the price of fuel may adversely affect our profitability.
In addition, the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with sulfur oxide scrubbers under MARPOL Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.
Compliance risks
Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in sanctioned countries or territories, or engage in other such transactions or dealings that would be violative of applicable sanctions, on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.
U.S. sanctions exist under a strict liability regime. A party need not know it is violating sanctions and need not intend to violate sanctions to be liable. We could be subject to monetary fines, penalties, or other sanctions for violating applicable sanctions or embargo laws even in circumstances where our conduct, or the conduct of a charterer, is consistent with our sanctions-related policies, unintentional or inadvertent.
The laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled

Frontline Plc - Annual Report and Financial Statements 2025

by the persons or entities designated in such lists are also subject to sanctions. The U.S., United Kingdom, and European Union have enacted new and more aggressive sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S., United Kingdom and European Union have increased their focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future become the subject of sanctions imposed by the United States, United Kingdom, European Union and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.
As a result of Russia’s actions in Ukraine and the war between Israel and Hamas, the U.S., European Union and United Kingdom, together with numerous other countries, have imposed significant economic sanctions which may adversely affect our ability to operate in these regions and also restrict parties whose cargo we carry.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2025, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties, vessel detentions or blacklisting or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in our reputation and the market for our securities to be adversely affected and/or some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations. Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay dividends by delaying or limiting our ability to accept charterers. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.
A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in connection with our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability, without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels, and could harm our reputation with current or potential charterers of our tankers. We will be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Frontline Plc - Annual Report and Financial Statements 2025

We have incurred increased costs to comply with revised environmental standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further, there is a risk that if the fuel spread between high sulfur fuel oil and low sulfur fuel oil decreases, we may not be able to recover the investments we have made in our scrubbers with our expected timeframes or at all. In the year ended December 31, 2025, the Company completed the purchase and installation of scrubbers on two vessels for a total cost of $4.5 million. As of December 31, 2025, 46 of our vessels are fitted with scrubbers.
We may operate in a number of countries worldwide, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with FCPA and other anti-bribery legislation. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.
We may be, from time to time, involved in various litigation matters and arbitration proceedings. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition. See Note 21 to our audited Consolidated Financial Statements herein for further details.
Cyber security risks
We rely on our computer systems and network infrastructure across our operations, including on our vessels. The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, are dependent on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.
Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats. A disruption to the information system of any of our vessels could lead to, among other things, wrong routing, collision, grounding, propulsion failure, ransom demands and business interruption and regulatory consequences.
Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected

Frontline Plc - Annual Report and Financial Statements 2025

individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems. Furthermore, from May 25, 2018, data breaches on personal data, as defined in the General Data Protection Regulation 2016/679 (EU), could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher.
Our operations, including our vessels, and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data, and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). For example, the information systems of our vessels may be subject to threats from hostile cyber or physical attacks, phishing attacks, human errors of omission or commission, structural failures of resources we control, including hardware and software, and accidents and other failures beyond our control. The threats to our information systems are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such threats change frequently and are often not recognized or detected until after they have been launched, and therefore, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience.
We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
To the extent cybersecurity attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such a threat and any potential impact at this time.
Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data, including the United States. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.
Finally, there continues to be significant evolution and developments in the use of artificial intelligence technologies, including generative artificial intelligence. We cannot, at this time, fully determine the impact of such evolving technology on our industry or business.
ESG risks
Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Companies which fail to adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have failed to respond appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, costs related to litigation, and the business, financial condition, and/ or stock price of such a company could be materially and adversely affected.
We may face increasing pressures from investors, lenders and other market participants, who are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. Such ESG corporate transformation calls for an increased resource allocation to serve the necessary changes in that sector, increasing costs and capital expenditure. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Frontline Plc - Annual Report and Financial Statements 2025

Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to finance our plans for growth. If those capital markets are unavailable to us, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.
USE OF FINANCIAL INSTRUMENTS BY THE COMPANY
Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.
As of December 31, 2025, the Company’s outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $2,691.9 million. Based on this, a one percentage point increase in annual SOFR interest rates would increase its annual interest expense by approximately $26.9 million, excluding the effects of capitalization of interest.
Foreign Currency Risk
The majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.
Inflation
Significant global inflationary pressures (such as the war between Russia and the Ukraine) increase operating, voyage, general and administrative, and financing costs. Historically, shipping companies are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to preserve liquidity, as they typically encourage suppliers and service providers to lower rates and prices.
Although inflation has had a moderate impact on our vessel operating expenses, insurance and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.
Price Risk
Our exposure to equity securities price risk arises from marketable securities held by the Company which are listed equity securities and are carried at FVTPL unless the election to present subsequent changes in the investment’s fair value in OCI is made.
Interest Rate Swap Agreements
In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract had a forward start date of February 2019. In the year ended December 31, 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. The aggregate fair value of these swaps at December 31, 2025 was an asset of $9.0 million (2024: $24.4 million) and a liability of nil (2024: nil). The fair value (Level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value

Frontline Plc - Annual Report and Financial Statements 2025

of future cash flows. The Company recorded a loss on these interest rate swaps of $0.8 million in 2025 (2024: gain of $9.2 million).
DIVIDENDS
In February 2026, we declared a dividend of $1.03 per share for the fourth quarter of 2025. In November 2025, we declared a dividend of $0.19 for the third quarter of 2025. In August 2025, we declared a dividend of $0.36 for the second quarter of 2025. in May 2025, we declared a dividend of $0.18 for the first quarter of 2025. In February 2025, we declared a dividend of $0.20 per share for the fourth quarter of 2024. In November 2024, we declared a dividend of $0.34 per share for the third quarter of 2024. In August 2024, we declared a dividend of $0.62 per share for the second quarter of 2024. In May 2024, we declared a dividend of $0.62 for the first quarter of 2024. In February 2024, we declared a dividend of $0.37 per share for the fourth quarter of 2023. In November 2023, we declared a dividend of $0.30 per share for the third quarter of 2023. In August 2023, we declared a dividend of $0.80 per share for the second quarter of 2023. In May 2023, we declared a dividend of $0.70 for the first quarter of 2023. The timing and amount of dividends, if any, is at the discretion of the Board. We cannot guarantee that our Board will declare dividends in the future. The Board does not recommend any further dividend for 2025.
SHARE CAPITAL AND PREMIUM
Authorized capitalization
The authorized share capital of the Company as of December 31, 2025 is $600,000,000 (2024: $600,000,000) divided into 600,000,000 shares (2024: 600,000,000) of $1.00 nominal value each, of which 222,622,889 shares (December 31, 2024: 222,622,889 shares) of $1.00 nominal value each are in issue and fully paid.
Reconciliation of the Number of Ordinary Shares Outstanding through December 31, 2025
Shares outstanding at December 31, 2023, 2024 and 2025	222,622,889

BOARD OF DIRECTORS
The members of the Board of Directors as of December 31, 2025 and at the date of this report, as well as changes in the composition are shown on page 3. See the Corporate Governance and Renumeration reports for further detail on the distribution of responsibilities and compensation of the Board of Directors.
DIRECTORS’ INTEREST IN THE SHARE CAPITAL OF THE COMPANY
As of March 27, 2026, the beneficial interests of our directors and officers in our ordinary shares were as follows:
Director or Officer	Ordinary shares of $1.00 each	Percentage of ordinary shares outstanding
Ola Lorentzon	21,000	Less than 1%
John Fredriksen	198,000	Less than 1%
James O’Shaughnessy
Cato Stonex
Maria Papakokkinou
Richard C. Prince
Mikkel Storm Weum	325	Less than 1%
Lars H. Barstad
Inger M. Klemp	300,000	Less than 1%

EVENTS AFTER THE BALANCE SHEET DATE

Frontline Plc - Annual Report and Financial Statements 2025

See Note 23 to our audited Consolidated Financial Statements included herein for further details.
BRANCHES
The Company did not operate through any branches during the year.
INDEPENDENT AUDITORS
The independent auditors, PricewaterhouseCoopers Limited, have expressed their willingness to continue in office. A resolution giving authority to the Board of Directors to fix their remuneration was passed at the Annual General Meeting on December 8, 2025.
On behalf of the Board of Directors of Frontline Plc

Frontline Plc - Annual Report and Financial Statements 2025

Frontline plc
Consolidated Statements of Profit or Loss for the years ended December 31, 2025, 2024 and 2023
(in thousands of $, except per share amounts)
	Note	2025	2024	2023
Revenues and other operating income
Revenues	4	1,965,104	2,050,385	1,802,184
Other operating income	4	6,069	112,121	24,080
Total revenues and other operating income		1,971,173	2,162,506	1,826,264

Operating expenses
Voyage expenses and commissions	5	753,744	773,434	618,595
Ship operating expenses	5	238,850	232,243	176,533
Administrative expenses	5	51,367	36,086	53,528
Depreciation	12	328,460	339,030	230,942
Total operating expenses		1,372,421	1,380,793	1,079,598
Net operating income		598,752	781,713	746,666

Other income (expenses)
Finance income	6	15,836	17,098	18,065
Finance expense	6	(233,234)	(295,088)	(171,336)
Gain (loss) on marketable securities	9	(1,600)	(3,405)	22,989
Share of results of associated companies	14	1,059	(599)	3,383
Dividends received	9	4,289	3,535	36,852
Net other expenses		(213,650)	(278,459)	(90,047)

Profit before income taxes		385,102	503,254	656,619
Income tax expense	7	(6,021)	(7,671)	(205)
Profit for the period		379,081	495,583	656,414

Back and diluted earnings per share	8	1.70	2.23	2.95

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Plc - Annual Report and Financial Statements 2025

Frontline plc
Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023
(in thousands of $)
	Note	2025	2024	2023
Comprehensive income
Profit for the period		379,081	495,583	656,414
Items that may be reclassified to profit or loss:
Foreign currency translation gain (loss)		(1,345)	1,367	(39)
Other comprehensive income (loss)		(1,345)	1,367	(39)

Comprehensive income		377,736	496,950	656,375

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Plc - Annual Report and Financial Statements 2025

Frontline plc
Consolidated Statements of Financial Position as of December 31, 2025 and 2024
(in thousands of $)
	Note	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents		251,347	413,532
Marketable securities	9	2,067	4,027
Trade and other receivables	10	133,997	128,943
Related party receivables	20	13,091	8,532
Inventories	5	120,067	136,997
Voyages in progress	4	141,099	100,225
Prepaid expenses and accrued income		22,431	14,457
Derivative instruments	17	295	1,997
Other current assets	4	22,858	17,303
Total current assets		707,252	826,013
Non-current assets
Vessels and equipment	12	4,911,996	5,246,697
Right-of-use assets		—	1,435
Goodwill	13	112,452	112,452
Derivative instruments	17	8,730	22,422
Investment in associated companies	14	8,791	11,788
Other non-current assets		4,406	—
Total assets		5,753,627	6,220,807

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	16	320,520	460,318
Current portion of obligations under leases		—	1,153
Related party payables	20	31,064	35,370
Trade and other payables	15	143,122	98,812
Total current liabilities		494,706	595,653
Non-current liabilities
Long-term debt	16	2,747,225	3,284,070
Obligations under leases		—	451
Other non-current payables	15	818	452
Total liabilities		3,242,749	3,880,626

Equity
Share capital	18	222,623	222,623
Additional paid in capital		604,687	604,687
Contributed surplus		1,004,094	1,004,094
Accumulated other reserves		437	1,782
Retained earnings		679,509	507,467
Total equity attributable to the shareholders of the Company		2,511,350	2,340,653
Non-controlling interest		(472)	(472)
Total equity		2,510,878	2,340,181
Total liabilities and equity		5,753,627	6,220,807

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Plc - Annual Report and Financial Statements 2025

On March 27, 2026, the Board of Directors of Frontline Plc authorized these consolidated financial statements for issue.

Frontline Plc - Annual Report and Financial Statements 2025

Frontline plc
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023
(in thousands of $)
	Note	2025	2024	2023
Profit for the period		379,081	495,583	656,414
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Net finance expense	6	217,398	277,990	153,271
Depreciation	12	328,460	339,030	230,942
Gain on sale of vessels	4	(5,929)	(112,079)	(21,959)
(Gain) loss on marketable securities	9	1,600	3,405	(22,989)
Share of results of associated companies	14	(1,059)	599	(3,383)
Stock option expense	19	5,560	(2,187)	10,719
Dividends received from associated companies	14	4,482	—	7,298
Other, net		(124)	1,480	182
Changes in operating assets and liabilities:
Trade and other receivables	10	(5,054)	(2,797)	14,818
Inventories	5	16,893	(2,319)	(28,249)
Voyages in progress	4	(40,874)	9,837	576
Prepaid expenses and accrued income		(7,974)	1,296	(1,498)
Other current assets	4	(5,551)	(10,054)	(1,968)
Trade and other payables	15	21,360	3,397	(2,694)
Related party balances	20	(8,865)	(1,589)	10,666
Other		(1,430)	(1,511)	(163)
Interest paid	6	(229,783)	(274,691)	(165,193)
Debt issuance costs paid		(16,037)	(29,666)	(20,020)
Interest received	6	30,306	40,688	39,411
Net cash provided by operating activities		682,460	736,412	856,181

Investing activities
Additions to newbuildings, vessels and equipment	11, 12	(12,531)	(915,248)	(1,631,423)
Proceeds from sale of vessels	4	37,150	431,850	142,740
Cash inflow on repayment of loan to associated companies	14	—	—	1,388
Proceeds from sale of marketable securities	9	360	—	251,839
Net cash provided by (used in) investing activities		24,979	(483,398)	(1,235,456)

Financing activities
Proceeds from issuance of debt	16	1,433,715	2,167,296	1,609,449
Repayment of debt	16	(2,095,888)	(1,880,055)	(536,587)
Repayment of obligations under leases		(412)	(930)	(862)
Cash dividends paid	8	(207,039)	(434,115)	(638,928)
Net cash provided by (used in) financing activities		(869,624)	(147,804)	433,072

Net change in cash and cash equivalents		(162,185)	105,210	53,797
Cash and cash equivalents at the beginning of the year		413,532	308,322	254,525
Cash and cash equivalents at the end of the year		251,347	413,532	308,322

Supplemental disclosure of cash flow information:
Income taxes paid	7	2,735	4,531	122

Frontline Plc - Annual Report and Financial Statements 2025

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Plc - Annual Report and Financial Statements 2025

Frontline plc
Consolidated Statements of Changes in Equity for the years ended December 31, 2025, 2024 and 2023
(in thousands of $, except number of shares)
	Note	2025	2024	2023
Number of shares outstanding
Balance at the beginning and the end of the year		222,622,889	222,622,889	222,622,889

Share capital
Balance at the beginning and the end of the year		222,623	222,623	222,622,889

Additional paid in capital
Balance at the beginning and the end of the year		604,687	604,687	604,687

Contributed surplus
Balance at the beginning and the end of the year		1,004,094	1,004,094	1,004,094

Accumulated other reserves
Balance at the beginning of the year		1,782	415	454
Other comprehensive income (loss)		(1,345)	1,367	(39)
Balance at the end of the year		437	1,782	415

Retained earnings
Balance at the beginning of the year		507,467	445,999	428,513
Profit for the period		379,081	495,583	656,414
Cash dividends paid	8	(207,039)	(434,115)	(638,928)
Balance at the end of the year		679,509	507,467	445,999

Total equity attributable to the shareholders of the Company		2,511,350	2,340,653	2,277,818

Non-controlling interest
Balance at the beginning and the end of the year		(472)	(472)	(472)

Total equity		2,510,878	2,340,181	2,277,346

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Plc - Annual Report and Financial Statements 2025

Frontline plc
Notes to Consolidated Financial Statements
1. GENERAL INFORMATION
Frontline plc (formerly Frontline Ltd.), the Company or Frontline, is an international shipping company formerly incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. At a Special General Meeting on December 20, 2022, the Company’s shareholders agreed to redomicile the Company to the Republic of Cyprus under the name of Frontline plc (the “Redomiciliation”). The Company was officially redomiciled to Cyprus on December 30, 2022.
The Company’s ordinary shares are listed on the NYSE and OSE under the symbol “FRO”.
The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt, and operates LR2/Aframax tankers, which are clean product tankers, and range in size from 110,000 to 115,000 dwt. The Company operates through subsidiaries located in Cyprus, Bermuda, Liberia, the Marshall Islands, Norway, the United Kingdom, Singapore and China. The Company is also involved in the charter, purchase and sale of vessels.
As of December 31, 2025, the Company’s fleet consisted of 80 owned vessels, with an aggregate capacity of approximately 17.6 million DWT (41 VLCCs, 21 Suezmax tankers and 18 LR2/Aframax tankers).
2. MATERIAL ACCOUNTING POLICY INFORMATION
1. Basis of presentation
Our consolidated financial statements are prepared in accordance with IFRS® Accounting Standards (“IFRS”) as adopted by the European Union and the requirements of the Cyprus Companies Law, Cap. 113.
The financial statements were approved by the Board of Directors on March 27, 2026 and authorized for issue.
2. Use of judgements and estimates
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which are the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed periodically. Revisions to estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Information about judgements and areas where significant estimates have been made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statement is included in the following notes:
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Note 12 - Depreciation: The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels’ estimated remaining economic useful lives. The selection of an appropriate economic useful life requires significant estimation. In addition, residual value may vary due to changes in market prices on scrap. See policy 8.3. for further details.

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Note 12 - Vessel impairment: The carrying amounts of the Company’s vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. When events and changes in circumstances indicate that the carrying amount of the asset or Cash Generating Unit (“CGU”) might not be recovered, the Company performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use, based on discounted cash flows, and its fair value less cost to sell. In developing estimates of future cash flows in order to assess value in use, the Company must make

Frontline Plc - Annual Report and Financial Statements 2025

assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry docking and other capital requirements, residual value, the estimated remaining useful lives of the vessels and the probability of lease terminations for right-of-use assets. These assumptions are based on historical trends as well as future expectations. See policy 10.2. for further details.
Frontline Plc - Annual Report and Financial Statements 2025

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Note 13 - Goodwill impairment: The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Our future operating results may be affected by potential impairment charges related to goodwill. Events or circumstances may occur that could negatively impact our ordinary share price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. See policy 10.2. for further details.

Measurement of fair values
A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.
•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
Further information about the assumptions made in measuring fair values is included in the following notes:
•	Note 9 - Marketable securities
•	Note 12 - Vessel impairment
•	Note 13 - Goodwill impairment
•	Note 17 - Financial instruments; and
•	Note 19 - Share options

3. Principles of consolidation
The consolidated financial statements include the accounts for us and our wholly and majority owned subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation. The results of acquired companies are included in our Consolidated Statement of Profit or Loss from the date of acquisition.
For investments in which we have significant influence over the operating and financial policies, the equity method of accounting is used. Accordingly, our share of the earnings and losses of these companies are included in the share of results of associated companies in the Consolidated Statements of Profit or Loss.
4. Foreign currency
Our functional currency is the U.S. dollar. Transactions in foreign currencies are translated to U.S. dollars at the foreign exchange rate applicable at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are translated to U.S. dollars at the foreign exchange rate applicable at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign exchange differences arising on translation are generally recognized in profit or loss.
5. Financial Instruments
Recognition and initial measurement
Trade and other receivables and trade and other payables are initially recognized when they are originated. All other financial assets and financial liabilities (including financial assets designated as Fair Value through Other Comprehensive Income (“FVOCI”) are initially recognized on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

Frontline Plc - Annual Report and Financial Statements 2025

Financial assets are initially measured at their transaction price including any transaction costs, except equity instruments designated as Fair Value through Profit or Loss (“FVTPL”) or FVOCI, which are measured at fair value.
Financial liabilities are recognized initially at their transaction price less any directly attributable transaction costs.
The fair values of equity investments are based on quoted prices.
Financial assets and liabilities are not offset and are presented gross in the Consolidated Statement of Financial Position unless the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
5.1. Financial assets
Classification and subsequent measurement
On initial recognition, a financial asset is classified and measured at: amortized cost; FVOCI-equity instrument; or FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.
Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
•	It is held within a business model whose objectives is to hold assets to collect contractual cash flows; and
•	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.
All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
Marketable securities
Marketable securities held by the Company are listed equity securities and are classified and measured at FVTPL unless the election to present subsequent changes in the investment’s fair value in OCI is made. No such elections have been made by the Company.
Derecognition
The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
5.2. Financial liabilities
Classification and subsequent measurement
Financial liabilities are classified as subsequently measured at amortized cost or FVTPL.
A financial liability is classified as at FVTPL if it is a derivative. Financial liabilities at FVTPL are measured at fair value and gains and losses are recognized in profit or loss.
Non-derivative financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in profit or loss unless the interest is capitalized as borrowing costs. Non-derivative financial liabilities comprise loans and borrowings, lease liabilities, related party payables and trade and other payables.

Frontline Plc - Annual Report and Financial Statements 2025

Derecognition
The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized.
On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
Debt issuance costs
Debt issuance costs, including debt arrangement fees, are capitalized and amortized using the effective interest method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense. If a loan is repaid early, any unamortized portion of the related debt issuance costs is expensed in the period in which the loan is repaid. Debt modifications are accounted for prospectively and any applicable new debt issuance costs are deferred and amortized together with the existing unamortized debt issuance costs as of the date of the modification. The Company has recorded debt issuance costs as a deduction from the carrying amount of debt.
5.3. Derivative financial instruments
The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates for an agreed period without an exchange of underlying principal. The fair values of the interest rate swap contracts are recognized as assets or liabilities. None of the interest rate swaps qualify for hedge accounting. Changes in fair values of the interest rate swap contracts are recognized net of interest income or expense in profit or loss within Finance expense. Cash outflows and inflows resulting from the interest rate swap contracts are classified as cash flows from operations in the Consolidated Statement of Cash Flows to align with the classification of the underlying finance costs.
IFRS 9 applies to contracts to buy or sell a non-derivative non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments, with the exception of contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the entity’s expected purchase, sale or usage requirements.
6. Cash and cash equivalents
Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash and cash equivalents that are restricted as to their use are classified separately in the Consolidated Statement of Financial Position, either as Restricted cash or another financial statement line item based on the nature of the balance. Cash and cash equivalents that are restricted as to their use for at least 12 months following the balance sheet date, and/or are non-current in nature are classified as non-current assets. Changes in restricted cash are classified and presented in the Consolidated Statement of Cash Flows based on the nature of the underlying transaction.
7. Inventories
Inventories comprise principally of bunkers and lubricating oils and are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. Bunkers and lubricating oils expense is recognized in profit or loss upon consumption.
8. Vessels and equipment
8.1. Owned assets
Vessels and items of equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of assets includes;
• The cost of materials and direct labour;
• Any other costs directly attributable to bringing the assets to a working condition for their intended use; and
• Capitalized borrowing costs.

Gains and losses on disposal of a vessel or of another item of equipment are determined by comparing the net proceeds from disposal with the carrying amount of the vessel or the item of equipment and are recognized in profit or loss. For the sale of vessels, transfer of risks and rewards usually occurs upon delivery of the vessel to the new owner.
8.2. Newbuildings

Frontline Plc - Annual Report and Financial Statements 2025

Newbuildings represent vessels under construction and are carried at the amounts paid or payable according to the installments in the contract and capitalized borrowing costs. Installments are often linked to milestones such as signing of contract, steel cutting, keel laying, launching and delivery. Borrowing costs are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company’s current weighted average rate of borrowing.
Refer to accounting policy 10.2. for impairment considerations for owned vessels and newbuildings.
8.3. Depreciation
Depreciation is charged to profit or loss on a straight-line basis over the estimated useful lives of vessels and items of equipment. Right-of-use assets are depreciated using the straight-line method from the commencement date to the end of the lease term, unless the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset.
The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels’ estimated remaining economic useful lives, which approximates 20 years. Other equipment, excluding vessel upgrades, is depreciated over its estimated remaining useful life, which approximates 5 years. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per ton. Depreciation methods, useful lives and residual values are reviewed annually and adjusted prospectively, if appropriate.
The Company capitalizes and depreciates the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred. Advances paid in respect of vessel upgrades in relation to exhaust gas cleaning systems (“EGCS”) and ballast water treatment systems (“BWTS”) are included within “other non-current assets”, until such time as the equipment is installed on a vessel, at which point it is transferred to “Vessels and equipment”.
8.4. Dry docking – component approach
Our vessels are required by their respective classification societies to go through a dry dock at regular intervals. In general, vessels below the age of 15 years are docked every 5 years and vessels older than 15 years are docked every 2.5 years. Significant components of property, plant and equipment with differing depreciation methods or lives are depreciated separately. Major inspection or overhaul costs, such as dry docking, are identified and accounted for as a separate component and depreciated over the period to the next scheduled dry docking (2.5 - 5 years). A portion of the initial cost of a vessel is allocated to the dry docking component upon delivery based on the age of the vessel and an estimate of the expected dry dock cost and depreciated over the period to the next scheduled dry docking. When a dry docking is performed, the carrying amount of any remaining unamortized dry docking costs related to previous dry docks (due to any difference between the estimated and actual time between dry docks) is derecognized. Costs associated with routine repairs and maintenance are expensed as incurred including routine maintenance performed while the vessel is in dry dock.
8.5. Held for sale
The Company classifies non-current assets (or disposal groups) as held for sale when their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Assets (or disposal groups) are classified as held for sale when the Company has committed to a plan to sell, the assets are available for immediate sale in their present condition, an active program to locate a buyer has been initiated, the sale is highly probable and expected to be completed within one year, and the assets are being marketed at a price that is reasonable in relation to their fair value. A non-current asset (or disposal group) is available for immediate sale if the Company has the intention and ability to transfer the asset (or disposal group) to a buyer in its present condition as of the reporting date. A vessel is not typically considered to be available for immediate transfer as of the reporting date if the vessel is performing obligations under a contract with a customer, or if the Company intends to enter the vessel into further contracts with a customer before transferring the asset to a buyer, as of this date.
9. Goodwill
We allocate the cost of acquired companies to identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. After initial recognition goodwill is measured at cost less accumulated impairment losses, refer to accounting policy 10.2.
10. Impairment
10.1. Loans, receivables and contract assets

Frontline Plc - Annual Report and Financial Statements 2025

The gross carrying amount of loans, receivables and contract assets is written off when the Company has no reasonable expectations of recovering the outstanding amount in its entirety or a portion thereof. The Company assesses allowances for its estimate of expected credit losses based on historical experience, other currently available evidence, and reasonable and supportable forecasts about the future, including the use of credit default ratings from third party providers of credit rating data. The Company assesses credit risk in relation to its receivables using a portfolio approach. The Company’s main portfolio segments include (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties and affiliated companies. In addition, the Company performs individual assessments for customers that do not share risk characteristics with other customers (for example a customer under bankruptcy or a customer with known disputes or collectability issues). The Company makes judgements and assumptions to estimate its expected losses.
10.2. Non-financial assets
The carrying amounts of the Company’s non-financial assets, other than inventory and contract assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.
For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.
The recoverable amount of an asset or CGU is the greater of its fair value less cost of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Future cash flows are based on current market conditions, historical trends as well as future expectations.
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.
An impairment loss recognized for goodwill shall not be reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Owned vessels, newbuildings and vessel right-of-use assets
When events and changes in circumstances indicate that the carrying amount of the asset or CGU might not be recovered, the Company performs an impairment test whereby the carrying amount of the asset or CGU is compared to its recoverable amount, which is the greater of its value in use, based on discounted cash flows, and its fair value less cost to sell. We define our CGU as a single vessel as each vessel generates cash inflows that are largely independent of the cash inflows from other vessels. In assessing whether there is any indication that a vessel may be impaired, the Company considers internal and external indicators, including but not limited to:
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the estimated market values for our vessels received from independent ship brokers have declined during the period significantly more than we would expect as a result of the passage of time or normal use. The ship brokers assess each vessel based on, among others, age, yard, deadweight capacity and compare this to market transactions.

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significant changes with an adverse effect on the Company have taken place during the period, or will take place in the near future, in the legal and regulatory environment in which the Company operates, and the tanker market, including negative developments in actual and forecasted time charter equivalent rates (“TCE rates”).

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market interest rates have increased during the period, and the increase is likely to affect the discount rate used in calculating a vessel’s value in use and decrease the asset’s recoverable amount materially.

•	the carrying amount of the net assets of the Company is more than its market capitalization.
•	evidence is available of obsolescence or physical damage of a vessel.
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significant changes with an adverse effect on the Company have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, a vessel is used or is expected to be used.

•	evidence that the economic performance of a vessel is, or will be, worse than expected, including:
◦	actual or forecasted TCE rates are significantly worse than expected;
◦	cash flows for acquiring a vessel, or subsequent cash needs for operating or maintaining it, are significantly higher than expected;
◦	actual net cash flows or operating profit are significantly worse than expected;
◦	a significant decline in budgeted net cash flows or operating profit; or
◦	operating losses or net cash outflows.
Frontline Plc - Annual Report and Financial Statements 2025

If such impairment indicators are identified, the vessel’s recoverable amount is estimated. In developing estimates of future cash flows in order to assess value in use, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry docking and other capital requirements, residual value, the estimated remaining useful lives of the vessels and the probability of lease terminations for vessels held under lease. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) internally developed forecasts, and (ii) historical rates, based on quarterly average rates published by an independent third party maritime research service, for a historical period determined based on management’s judgment of past and ongoing shipping cycles. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes the use of estimates based on the combination of internally forecast rates and historical average rates calculated as of the reporting date to be reasonable.
Estimated outflows for operating expenses and dry docking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management’s evaluation of salvage value. Other capital requirements for newbuildings are primarily based on amounts payable according to the installments in the contract.
The weighted average cost of capital (“WACC”) used to calculate the value in use of our assets is calculated to reflect the industry-weighted average return on debt and equity using observable market data and approximates a pre-tax discount rate.
The more significant factors that could impact management’s assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and oil products, (iii) changes in production of or demand for oil, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrapping, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. Tanker charter rates are volatile and can experience long periods at depressed levels. Future assessments of vessel impairment would be adversely affected by reductions in vessel values and charter rates.
Goodwill
Goodwill is not amortized, but rather reviewed for impairment annually, or more frequently if impairment indicators arise. The Company has one group of CGUs for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date.
A CGU is impaired when its carrying amount exceeds its recoverable amount. In assessing whether the recoverable amount of a CGU to which goodwill has been allocated is less than its carrying amount, the Company assesses relevant events and circumstances, including (i) macroeconomic conditions; (ii) industry and market conditions; (iii) changes in cost factors that may impact earnings and cash flows; (iv) overall financial performance; (v) other entity specific events such as changes in management, strategy, customers or key personnel; (vi) other events and (vii) if applicable, changes in the Company’s share price, both in absolute terms and relative to peers.
The recoverable amount of the Company’s one group of CGUs is the higher of its fair value less cost of disposal and value in use. We estimate the fair value less cost of disposal of this group of CGUs based on the Company’s market capitalization plus a control premium, as needed. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the Company.
11. Revenue and expense recognition
11.1. Voyage charters

Frontline Plc - Annual Report and Financial Statements 2025

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or “dead” freight. The voyage charter party generally has standard payment terms with freight paid on completion of discharge. The voyage charter party generally has a “demurrage” clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as voyage revenue. As such, demurrage is considered variable consideration under the contract. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. Such estimates are reviewed and updated over the term of the voyage charter contract.
The non-lease component of voyage charters (and other contracts) are accounted for under the provisions of IFRS 15 Revenue from Contracts with Customers. The Company has determined that its voyage charter contracts that qualify for accounting under IFRS 15 consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the voyage revenue and expenses are recognized on a straight-line basis over the voyage days from the commencement of loading to completion of discharge. Contract assets with regards to voyage revenues are reported as “Voyages in progress” as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized within “Trade and other receivables”.
Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. The lease component of voyage charter contracts are accounted for under IFRS 16 Leases which results in revenue recognition consistent with the non-lease component accounted for under IFRS 15.
In a voyage contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as we satisfy the performance obligations under the contract. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period. Costs incurred during the performance of a voyage are expensed as incurred.
The Company has taken the practical expedient not to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period as the performance obligations are part of contracts having an original expected duration of one year or less.
11.2. Time charters
In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, and canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The lease component of time charter contracts are accounted for under IFRS 16 Leases and revenues are recorded over the term of the charter. The non-lease component of time charter contracts are accounted for under IFRS 15 which results in revenue recognition consistent with the lease component accounted for under IFRS 16. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.
11.3. Administrative income
Administrative income primarily comprises income earned from the commercial and technical management of vessels and newbuilding supervision fees derived from related parties, affiliated companies and third parties. Administrative income is recognized over time as the services are provided and performance obligations are met.
12. Other operating income

Frontline Plc - Annual Report and Financial Statements 2025

Other operating income relates to (i) gains on the sale of vessels, which are recognized when the vessel has been delivered and substantially all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel, (ii) gains on settlements of insurance and legal claims, which are recognized when an inflow of economic benefit is virtually certain, (iii) gains and losses on the termination of leases before the expiration of the lease term, which are accounted for by derecognizing the carrying value of the right-of-use asset and lease obligation, with a gain or loss recognized for the difference. Gains and losses on the termination of leases are accounted for when the lease is terminated and the vessel is redelivered to the owners, and (iv) gains and losses from pooling and other revenue sharing arrangements where the Company is considered the principal under the charter parties and records voyage revenues and costs gross, with the adjustments required as a result of the revenue sharing arrangement being recognized as other operating gains or losses.
13. Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
13.1. As a lessee
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at the amount equal to the lease liability adjusted by initial direct costs incurred by the lessee. Adjustments may also be required for any payments made at or before the commencement date, less any lease incentives received.
After lease commencement, the Company measures the right-of-use asset at cost less accumulated depreciation and accumulated impairment. The right-of-use asset is subsequently depreciated using the straight-line method. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lessee’s incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.
Lease payments included in the measurement of the lease liability comprise the following:
•	Fixed payments;
•	Variable lease payments that depend on an index or a rate;
•	Amounts expected to be payable under a residual value guarantee, and;
•
The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options.
The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether the purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-to-use asset has been reduced to zero.
Lease and non-lease components in the contracts are separated and the non-lease components are expensed as incurred and classified based on the nature of the expense.
Short-term leases and leases of low-value assets
The Company has elected not to recognize certain right-of-use assets and lease liabilities for leases of low-value assets and short-term leases (i.e., leases with an original term of 12-months or less), including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
Refer to accounting policy 10.2. for impairment considerations for vessel right-of-use assets.

Frontline Plc - Annual Report and Financial Statements 2025

13.2. As a lessor
When the Company acts as a lessor, it determines at lease inception whether each lease is a finance or operating lease.
To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
If the lease qualifies as an operating lease, e.g. time charter contracts and the lease component of voyage charter contracts, the leased asset remains on the statement of financial position of the lessor and continues being depreciated. The Company separates the lease and non-lease component in the contract, with the lease component qualified as operating lease and the non-lease component accounted for under IFRS 15. The Company makes significant judgments and assumptions to separate lease components from non-lease components of our contracts. For purposes of determining the standalone selling price of the vessel lease and non-lease components of the Company’s time charters and voyage charters, the Company uses the residual approach given that vessel rates are highly variable depending on shipping market conditions. The Company believes that the standalone transaction price attributable to the non-lease component is more readily determinable than the price of the lease component and, accordingly, the price of the service components is estimated using cost plus a margin and the residual transaction price is attributed to the lease component. Refer to the Revenue policy for further details of the accounting for the lease and the non-lease component.
13.3 Sale and leaseback transactions
If the Company has an obligation or a right to repurchase an asset (a forward or a call option), sold under a sale and leaseback transaction, a counterparty does not obtain control of the asset because the counterparty is limited in its ability to direct the use of, and obtain substantially all of the remaining benefits from the asset, even though the counterparty may have physical possession of the asset. Consequently, the Company accounts for the contract by continuing to recognize the asset and recording a financial liability for any consideration received from the counterparty. The financial liability is subsequently measured at amortized cost using the effective interest method. See 5.2 Financial Liabilities for further details.
14. Share-based compensation
The fair value of the amount payable to beneficiaries in respect of synthetic options, which are settled in cash, is recognized as an expense with a corresponding liability, over the period during which the beneficiaries become unconditionally entitled to payment. The fair value of the liability is remeasured at each reporting period.
15. Dividends received
The Company records dividends received in the period in which they are declared and receivable.
16. New standards and interpretations
During the current financial year, there were no applicable new and revised Standards, Interpretations and Amendments issued by the IASB and the IFRS Interpretations Committee (“IFRIC”) of the IASB.
New and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The below list includes the new standards and amendments that we believe are the most relevant for the Company:
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss. The new standard is effective for annual reporting periods beginning on or after January 1, 2027 and must be applied retrospectively. The key new concepts introduced in IFRS 18 relate to:
◾	the structure of the statement of profit or loss and statement of cash flow;
◾
required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

◾	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include clarifying the date of recognition and derecognition of some financial assets and liabilities and new disclosures for certain instruments with

Frontline Plc - Annual Report and Financial Statements 2025

contractual terms that can change cash flows. The amendments are effective for annual reporting periods beginning on or after January 1, 2026 and must be applied retrospectively.
The Company is currently assessing the impact of the new and amended standards on its financial statements. The Company has not applied or early adopted any new IFRS requirements that are not yet effective as of December 31, 2025.
3. SEGMENT INFORMATION
The Company and the chief operating decision maker (“CODM”) measure performance based on the Company’s overall return to shareholders based on consolidated profit or loss. The CODM does not review a measure of operating result at a lower level than the consolidated group. Consequently, the Company has only one reportable segment: tankers. The tankers segment includes crude oil tankers and product tankers.
The Company’s internal organizational and management structure does not distinguish any geographical segments.
No customers in the years ended December 31, 2025, 2024 or 2023 individually accounted for 10% or more of the Company’s consolidated operating revenues.
4. REVENUE AND OTHER OPERATING INCOME
The lease and non-lease components of our revenues in the year ended December 31, 2025 were as follows:
(in thousands of $)	Lease	Non-lease	Total

Voyage charter revenues	974,557	908,225	1,882,782
Time charter revenues	53,181	18,985	72,166
Administrative income	—	10,156	10,156
Total revenues	1,027,738	937,366	1,965,104

The lease and non-lease components of our revenues in the year ended December 31, 2024 were as follows:
(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	1,029,163	925,872	1,955,035
Time charter revenues	64,359	20,714	85,073
Administrative income	—	10,277	10,277
Total revenues	1,093,522	956,863	2,050,385

The lease and non-lease components of our revenues in the year ended December 31, 2023 were as follows:
(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	982,818	740,399	1,723,217
Time charter revenues	49,870	13,901	63,771
Administrative income	—	15,196	15,196
Total revenues	1,032,688	769,496	1,802,184

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $5.5 million of contract costs were capitalized in the year ended December 31, 2025 (2024: $7.9 million) as Other current assets, of which $2.2 million was amortized up to December 31, 2025 (2024: $3.3 million), leaving a remaining balance of $3.3 million as of December 31, 2025 (2024: $4.6 million). $4.6 million of contract assets were amortized in the year ended December 31, 2025 in relation to voyages in progress as of December 31, 2024. No impairment losses were recognized in the years ended December 31, 2025, 2024 and 2023.

Frontline Plc - Annual Report and Financial Statements 2025

Administrative income primarily comprises the income earned from the technical and commercial management of vessels and newbuilding supervision fees from related parties, affiliated companies and third parties.
Assets from contracts with customers (excluding amounts in relation to lease components) as of December 31, 2025 and 2024 are presented within the statements of financial position as follows:
(in thousands of $)	2025	2024
Voyages in progress	67,305	46,772
Trade accounts receivable	58,929	54,892
Related party receivables	11,119	6,522
Other current assets	3,250	4,572
Total	140,603	112,758

Other operating income in the years ended December 31, 2025, 2024 and 2023 was as follows:

(in thousands of $)	2025	2024	2023
Gain on sale of vessels	5,929	112,079	21,959
Gain on pool arrangements	—	—	1,683
Gain on settlement of claims	—		397
Other gains	140	42	41
Total	6,069	112,121	24,080

In the year ended December 31, 2023, the Company recorded an arbitration award of $0.4 million in relation to the failed sale of a vessel.
Sales of vessels in the year ended December 31, 2025
In August 2025, the Company entered into an agreement to sell a Suezmax tanker, built in 2011, for a net sale price of $36.4 million. The vessel was delivered to the new owner in September 2025. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $23.7 million, and the Company recorded a gain of $5.9 million in the year ended December 31, 2025.
Sales of vessels in the year ended December 31, 2024
In January 2024, the Company announced that it had entered into an agreement to sell five VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. Three of the vessels were delivered to the new owner during the first quarter of 2024, and the two remaining vessels were delivered in the second quarter of 2024. After repayment of existing debt on the five vessels, the transaction generated net cash proceeds of $208.0 million. The Company recorded a gain of $68.6 million in the year ended December 31, 2024.
In January 2024, the Company entered into an agreement to sell one Suezmax tanker, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $32.0 million, and the Company recorded a gain of $11.8 million in the year ended December 31, 2024.
In March 2024, the Company entered into an agreement to sell one Suezmax tanker, built in 2010, for a net sale price of $46.9 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $34.0 million, and the Company recorded a gain of $13.8 million in the year ended December 31, 2024.
In June 2024, the Company entered into an agreement to sell a Suezmax tanker, built in 2010, for a net sale price of $48.5 million. The vessel was delivered to the new owner in October 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $36.5 million, and the Company recorded a gain of $17.9 million in the year ended December 31, 2024.

Frontline Plc - Annual Report and Financial Statements 2025

Sales of vessels in the year ended December 31, 2023
In January 2023, the Company sold a 2009-built VLCC and a 2009-built Suezmax tanker for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February 2023, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the year ended December 31, 2023.
In May 2023, the Company sold a 2010-built Suezmax tanker for gross proceeds of $44.5 million. The vessel was delivered to the new owner in June 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the year ended December 31, 2023.
Pool arrangements
In the year ended December 31, 2023, the Company recorded income of $1.7 million related to the pooling arrangement with SFL, an affiliated company, between two of its Suezmax tankers and two SFL vessels. As of December 31, 2023, vessels had been sold and delivered to their respective new owners resulting in the termination of the pooling arrangement.
Income as a lessor
One VLCC, one Suezmax tanker and one LR2 tankers were on fixed rate time charters as of December 31, 2025 (December 31, 2024: one VLCC, one Suezmax tanker and four LR2 tankers).
Two of the LR2 tankers on fixed rate time charters as of December 31, 2024 had an option for an extension of up to one year. In the year ended December 31, 2025, one of these options was exercised resulting in an extension of the initial term to October 2026.
The Suezmax tanker and the extended LR2 tanker time charter-out contracts include a 50% profit share. In the year ended December 31, 2025, the Company received profit share income of $2.8 million in relation to these charters (2024: $0.5 million).
The minimum future revenues to be received under these contracts as of December 31, 2025 were as follows:
(in thousands of $)
2026	38,619
2027	11,348
Total minimum lease payments	49,967

The minimum future revenues to be received under these contracts as of December 31, 2024 were as follows:

(in thousands of $)
2025	60,562
2026	30,975
2027	11,348
Total minimum lease payments	102,885

Our revenues from these leases have been included within time charter revenues in the Consolidated Statement of Profit or Loss.
The cost and accumulated depreciation of vessels leased out under time charters as of December 31, 2025 were $208.3 million and $43.4 million, respectively (December 31, 2024: $364.2 million and $72.1 million, respectively).
5. OPERATING EXPENSES
Voyage expenses and commissions

Frontline Plc - Annual Report and Financial Statements 2025

(in thousands of $)	2025	2024	2023
Bunkers	487,790	529,585	390,658
Port expenses	153,383	137,440	149,451
Commissions	67,165	72,699	62,764
Other voyage related expenses	45,406	33,710	15,722
	753,744	773,434	618,595

For vessels operated in the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract are paid by the charterer. No inventory write-downs were recognized as an expense in the years ended December 31, 2025, 2024 and 2023.
Port costs vary depending on the number of spot voyages performed, number and type of ports. Other voyage expenses primarily relate to emission compliance costs and other miscellaneous expenses.
Ship operating expenses
(in thousands of $)	2025	2024	2023
Crew costs	125,005	125,602	99,809
Technical management expenses	95,937	88,433	62,207
Insurances	17,908	18,208	14,517
	238,850	232,243	176,533

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurances. The technical management of our vessels is provided by third-party ship management companies.
Administrative expenses

(in thousands of $)	2025	2024	2023
Total compensation to employees and directors	31,514	17,892	29,894
Office and administrative expenses	14,912	14,183	15,573
Audit, legal and consultancy	4,941	4,011	8,061
	51,367	36,086	53,528

Total compensation to employees and directors:

(in thousands of $)	2025	2024	2023
Wages and salaries	17,537	15,659	14,838
Stock option expense	9,869	(1,422)	11,247
Social security costs	2,032	1,711	2,001
Pension costs	1,136	1,054	1,040
Directors fees	520	511	511
Other staff related costs	420	379	257
	31,514	17,892	29,894

The average number of employees employed by the Company and its subsidiaries in the year ended December 31, 2025 was 85 (2024: 87, 2023: 83).
Fees paid or payable for audit and related services:
Frontline Plc - Annual Report and Financial Statements 2025

(in thousands of $)	2025	2024	2023
Audit of annual financial statements:
Statutory auditor	410	637	141
Other PwC Network firms	1,380	1,155	1,333
Services provided by Other PwC Network firms:
Other non assurance services	5	5	15
Total	1,795	1,797	1,489

The fees charged by the statutory auditor in the year ended December 31, 2025 include an amount of $0.3 million (2024: $0.5 million, 2023: $nil) that relates to the audit of the financial statements of subsidiary undertakings.
6. NET FINANCE EXPENSE
(in thousands of $)	2025	2024	2023
Interest income	15,690	16,785	16,496
Foreign exchange gains	146	313	1,569
Finance income	15,836	17,098	18,065
Interest expense on financial liabilities measured at amortized cost	231,055	302,324	178,498
(Gain) loss on interest rate swaps	778	(9,206)	(8,039)
Foreign exchange losses	205	1,023	335
Other financial expenses	1,196	947	542
Finance expense	233,234	295,088	171,336
Net finance expense	(217,398)	(277,990)	(153,271)

7. INCOME TAXES
Certain of the Company’s subsidiaries are tax resident in Cyprus, Singapore, China, Norway and the United Kingdom and are subject to income tax in their respective jurisdictions. Such taxes are not material to our consolidated financial statements and related disclosures for the years ended December 31, 2025, 2024 and 2023.
Cyprus
Under the provisions of Cyprus tax laws, taxable income up to and including the year ended December 31, 2025, shall be taxed at the rate of 12.5%.
Effective January 1, 2026, the Republic of Cyprus enacted comprehensive tax reform legislation, which increased the standard corporate income tax rate from 12.5% to 15% to align with the OECD Pillar Two global minimum tax framework.
In line with the Cypriot tonnage tax system, the Company pays tax calculated on the basis of the net tonnage of the qualifying vessels the Company owns, charters or manages. The option for tonnage tax once made is obligatory for ten years. Tonnage tax payable in relation to our vessel owning subsidiaries are recorded as ship operating expenses in the Consolidated Statements of Profit or Loss.
On December 12, 2024, the Cyprus House of Representatives voted the Safeguarding of a Global Minimum Level of Taxation of Multinational Enterprise Groups and Large-Scale Domestic Groups in the Union Law of 2023 (the “Law”) into domestic law. The Law transposes into Cyprus national law the relevant EU Directive issued on December 14, 2022 under which the EU member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. This new law does not amend the Cyprus Income Tax (“CIT”) legislation but, rather, introduces an additional set of tax rules to be applied alongside the application of CIT and other relevant taxes for MNEs in scope.

Frontline Plc - Annual Report and Financial Statements 2025

As part of the OECD’s Pillar II global tax framework, certain qualifying shipping income may benefit from a Shipping Income Exclusion (“SIE”), and therefore be excluded from the Global Anti-Base Erosion (“GloBE”) income and the calculation of any top-up taxes under the framework. It is expected that the SIE will mitigate incremental tax expense otherwise arising under the GloBE regime and preserve competitive tax treatment for qualifying maritime operations, however, actual outcomes may differ due to final regulatory guidance and interpretations. The Company continues to monitor developments and will adjust estimates as necessary to reflect changes in legislation, interpretations, or operational circumstances.
The law introduces the Qualified Income Inclusion Rule (“QIIR”) which is effective for accounting periods beginning on or after December 31, 2023 and the Qualified Undertaxed Profits Rule (“UTPR”) which is effective for accounting periods beginning on or after December 31, 2024.
Cyprus has elected to adopt the Domestic Minimum Top Up Tax (“DMTT”) which is effective as of January 1, 2025. This will allow Cyprus jurisdiction to collect the top-up tax in its own jurisdiction instead of allowing a foreign jurisdiction to charge top-up taxes elsewhere.
The legislation targets multinational and large domestic enterprise groups with a consolidated revenue exceeding EUR 750 million in two of the last four years before the assessed fiscal year. It proposes a global minimum effective tax rate of 15%, as compared to the corporate tax rate in Cyprus of 12.5%, and includes specific exemptions (provided that certain conditions are met) for International Shipping Income.
As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted.
United States
For the three years ended December 31, 2025, 2024 and 2023, the Company did not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.
Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. No revenue tax has been recorded in voyage expenses and commissions in the year ended December 31, 2025 (2024: nil, 2023: nil).
The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.
8. EARNINGS PER SHARE
Basic earnings per share is computed based on the income available to ordinary shareholders and the weighted average number of shares outstanding. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments, for which there was no impact in the years ended December 31, 2025, 2024 and 2023 as there were no potentially dilutive stock options in the periods.
The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:
(in thousands of $)	2025	2024	2023
Profit for the period	379,081	495,583	656,414
(in thousands)
Weighted average number of basic and diluted shares	222,623	222,623	222,623
Basic and diluted earnings per share	$1.70	$2.23	$2.95

	2025	2024	2023
Cash dividends paid per share	$0.93	$1.95	$2.87

Frontline Plc - Annual Report and Financial Statements 2025

9. MARKETABLE SECURITIES
Marketable securities held by the Company are listed equity securities. In the year ended December 31, 2025, the Company received dividends of $1.8 million (2024: $3.5 million, 2023: $36.9 million) from its investments in marketable securities.
Movements in marketable securities for the years ended December 31, 2025, 2024 and 2023 are as follows:
(in thousands of $)	2025	2024	2023
Balance at the beginning of the year	4,027	7,432	236,281
Proceeds from sale of marketable securities	(360)		(251,839)
(Loss) gain on marketable securities sold during the year	(1,433)		18,994
Unrealized gain (loss) on marketable securities held at the end of the year	(167)	(3,405)	3,996
Balance at the end of the year	2,067	4,027	7,432

CMB.TECH
As of December 31, 2022, the Company held 13,664,613 shares in CMB.TECH.
On October 9, 2023, Frontline and Famatown Finance Limited, a company related to Hemen Holding Limited (“Hemen”) agreed to sell all their shares in CMB.TECH (57,479,744 shares, representing in aggregate 26.12% of CMB.TECH’s issued shares) to Compagnie Maritime Belge NV (“CMB”) at a price of $18.43 per share (the “Share Sale”).
In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale by the CMB.TECH shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in CMB.TECH to CMB for $251.8 million.
In the year ended December 31, 2023, the Company recognized a gain on marketable securities in relation to the CMB.TECH shares of $19.0 million.
10.	TRADE AND OTHER RECEIVABLES
(in thousands of $)	December 31, 2025	December 31, 2024
Trade receivables	123,539	117,624
Other receivables	10,458	11,319
	133,997	128,943

Trade and other receivables are presented net of allowances for doubtful accounts of $1.9 million as of December 31, 2025 (2024: $6.4 million).
11. NEWBUILDINGS
Movements in the three years ended December 31, 2025 are as follows:
(in thousa5nds of $)
Balance at January 1, 2023	47,991
Installments and other costs paid and payable	145,753
Transfer to Vessels and equipment	(193,878)
Capitalized borrowing costs	134
Balance at December 31, 2023	—
Balance at December 31, 2024	—
Balance at December 31, 2025	—

No newbuildings were delivered in the year ended December 31, 2025 (2024: nil, 2023: two VLCCs).
Frontline Plc - Annual Report and Financial Statements 2025

As of December 31, 2025, there are no vessels in the Company’s newbuilding program and there are no commitments.
Refer to Note 23 for further details of newbuilding commitments subsequent to December 31, 2025.

Frontline Plc - Annual Report and Financial Statements 2025

12. VESSELS AND EQUIPMENT
Movements in the three years ended December 31, 2025 are as follows:
(in thousands of $)	Vessels and equipment	Dry dock component	Net Carrying Value
Cost
As of January 1, 2025	5,911,132	154,603	6,065,735
Additions	4,557	19,279	23,836
Disposals	(55,485)	(1,851)	(57,336)
As of December 31, 2025	5,860,204	172,031	6,032,235

Accumulated depreciation
As of January 1, 2025	(727,877)	(91,161)	(819,038)
Charge for the period	(305,037)	(23,164)	(328,201)
Disposals	25,348	1,652	27,000
As of December 31, 2025	(1,007,566)	(112,673)	(1,120,239)

Net book value as of December 31, 2025	4,852,638	59,358	4,911,996

Cost
As of January 1, 2024	5,464,799	147,655	5,612,454
Additions	1,235,070	33,279	1,268,349
Disposals	(788,737)	(26,331)	(815,068)
As of December 31, 2024	5,911,132	154,603	6,065,735

Accumulated depreciation
As of January 1, 2024	(890,918)	(88,367)	(979,285)
Charge for the period	(315,483)	(22,746)	(338,229)
Disposals	478,524	19,952	498,476
As of December 31, 2024	(727,877)	(91,161)	(819,038)

Net book value as of December 31, 2024	5,183,255	63,442	5,246,697

Cost
As of January 1, 2023	4,390,718	126,437	4,517,155
Additions	1,113,143	26,114	1,139,257
Transfers from newbuildings	191,132	2,746	193,878
Disposals	(230,194)	(7,642)	(237,836)
As of December 31, 2023	5,464,799	147,655	5,612,454

Accumulated depreciation
As of January 1, 2023	(790,346)	(76,157)	(866,503)
Charge for the period	(212,088)	(17,982)	(230,070)
Disposals	111,516	5,772	117,288
As of December 31, 2023	(890,918)	(88,367)	(979,285)

CMB.TECH VLCC Acquisition
On October 9, 2023, Frontline entered into a Framework Agreement (the “Framework Agreement”) with CMB.TECH. Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate

Frontline Plc - Annual Report and Financial Statements 2025

purchase price of $2,350.0 million from CMB.TECH (the “Acquisition”). All of the agreements relating to the Acquisition came into effect in November 2023. In December 2023, the Company took delivery of 11 of the vessels for consideration of $1,112.2 million. The Company took delivery of the 13 remaining vessels for consideration of $1,237.8 million in the year ended December 31, 2024.
In the year ended December 31, 2025, the Company:
•	sold one Suezmax tanker;
•	completed the installation of EGCS on two vessel; and
•	performed dry docks on eight vessels.

In the year ended December 31, 2024, the Company:
•	sold five VLCCs and three Suezmax tankers;
•	completed the installation of a ballast water treatment system on one vessel; and
•	performed dry docks on 12 vessels.

In the year ended December 31, 2023, the Company:
•	completed the installation of EGCS on two vessels;
•	took delivery of two VLCC newbuildings;
•	sold one VLCC and two Suezmax tankers; and
•	performed dry docks on 10 vessels.

In December 2025, the Company entered into agreements to sell eight of our oldest first-generation ECO VLCCs, built between 2015 and 2016 to an unrelated third party, for a total sales price of $831.5 million. The vessels were delivered to the new owner during the first quarter of 2026. After sales commissions and repayment of existing debt on the vessels, the transaction is expected to generate net cash proceeds of approximately $477.2 million and the Company expects to record a gain in the first quarter of 2026 of approximately $212.0 million. As of December 31, 2025, the net book value of the vessels was $602.2 million.
Impairment
As of December 31, 2023
We did not identify any events or changes in circumstances indicating that the carrying amounts of our owned vessels might not be recoverable as of December 31, 2023. Based on our assessment, we observed that the estimated market values received from independent ship brokers had increased since December 31, 2022 for all our vessels. We did not observe negative developments in forecasted market TCE rates and operating results had also improved significantly during the period. Furthermore, the Company’s market capitalization was significantly higher than the carrying amount of its net assets as of December 31, 2023. Accordingly, no impairment loss was recognized in the year ended December 31, 2023.
As of December 31, 2024
We did not identify any events or changes in circumstances indicating that the carrying amounts of our owned vessels might not be recoverable as of December 31, 2024. Based on our assessment, we observed that the estimated market values received from independent ship brokers remain strong and are in excess of each vessel’s respective carrying amount. We also observed that the sales prices for all eight vessels sold in the year ended December 31, 2024 were in excess of their respective carrying amounts. We did not observe negative developments in forecasted market TCE rates or actual operating results. Furthermore, the Company’s market capitalization was significantly higher than the carrying amount of its net assets as of December 31, 2024. Accordingly, no impairment loss was recognized in the year ended December 31, 2024.
As of December 31, 2025
We did not identify any events or changes in circumstances indicating that the carrying amounts of our owned vessels might not be recoverable as of December 31, 2025. Based on our assessment, we observed that the estimated market values received from independent ship brokers remain strong and are in excess of each vessel’s respective carrying amount. We also observed that the sales prices for nine vessels agreed to be sold in the year ended December 31, 2025, were in excess of their respective carrying amounts. We did not observe negative developments in forecasted market TCE rates or actual operating results. Furthermore, the Company’s market capitalization was significantly higher than the carrying amount of its net assets as of December 31, 2025. Accordingly, no impairment loss was recognized in the year ended December 31, 2025.

Frontline Plc - Annual Report and Financial Statements 2025

13. GOODWILL
(in thousands of $)	Goodwill	Accumulated impairment losses	Net Carrying Value
Balance as of December 31, 2025, 2024 and 2023	225,273	112,452	(112,821)

Impairment
For impairment testing purposes, goodwill was allocated to one group of CGUs, the Company.
As of December 31, 2023
The recoverable amount of the Company was determined based on its fair value, less cost of disposal, estimated using its market capitalization as a basis. The Company’s market capitalization as of December 31, 2023 was $4,463.6 million (based on a share price of $20.05) compared to its carrying value of net assets of approximately $2,277.3 million. The excess of the fair value of the Company over its carrying value of net assets was such that the Company concluded that there was no requirement for an impairment in the year ended December 31, 2023.
In the absence of a control premium, a share price of $9.72 per share as of December 31, 2023 would have resulted in the market capitalization being equal to the carrying value of net assets excluding the carrying value of goodwill.
As of December 31, 2024
The recoverable amount of the Company was determined based on its fair value, less cost of disposal, estimated using its market capitalization as a basis. The Company’s market capitalization as of December 31, 2024 was $3,159.0 million (based on a share price of $14.19) compared to its carrying value of net assets of approximately $2,340.2 million. The excess of the fair value of the Company over its carrying value of net assets was such that the Company concluded that there was no requirement for an impairment in the year ended December 31, 2024.
In the absence of a control premium, a share price of $10.01 per share as of December 31, 2024 would have resulted in the market capitalization being equal to the carrying value of net assets excluding the carrying value of goodwill.
As of December 31, 2025
The recoverable amount of the Company was determined based on its fair value, less cost of disposal, estimated using its market capitalization as a basis. The Company’s market capitalization as of December 31, 2025 was $4,857.6 million (based on a share price of $21.82) compared to its carrying value of net assets of approximately $2,510.9 million. The excess of the fair value of the Company over its carrying value of net assets was such that the Company concluded that there was no requirement for an impairment in the year ended December 31, 2025.
If our ordinary share price declines this could result in an impairment of some or all of the $112.5 million of goodwill. In the absence of a control premium, a share price of $10.77 per share as of December 31, 2025 would have resulted in the market capitalization being equal to the carrying value of net assets excluding the carrying value of goodwill.
14. INVESTMENT IN ASSOCIATED COMPANIES
FMS Holdco

In the years ended December 31, 2025, 2024 and 2023, the Company owns an effective 43.6% interest in Clean Marine AS through its 43.6% equity interest in FMS Holdco, which is accounted for under the equity method.
The carrying value of the investment as of December 31, 2025 was $0.1 million (2024: $3.2 million). In the year ended December 31, 2025, a share of profits of Clean Marine AS of $1.0 million (2024: share of profits of $1.1 million, 2023: share of profits of $0.6 million) was recognized. In the year ended December 31, 2025, the Company also received a dividend of $4.5 million from FMS Holdco, of which $4.1 million was recognised as reduction in the carrying value of the investment.
TFG Marine

In the years ended December 31, 2025, 2024 and 2023, the Company owns a 15% interest in the joint venture company, TFG Marine. Frontline concluded that it is able to exercise significant influence over TFG Marine as a result of its equity shareholding and board representation and therefore its investment is accounted for under the equity method.

Frontline Plc - Annual Report and Financial Statements 2025

The carrying value of the investment as of December 31, 2025 was $8.7 million (2024: $8.6 million). In the year ended December 31, 2025, a share of profits of TFG Marine of $0.1 million (2024: share of losses of $1.7 million, 2023: share of profits of $2.8 million) was recognized. In the year ended December 31, 2023, the Company also received $1.4 million in loan repayments which reduced the loan receivable to nil and a dividend of $7.3 million from TFG Marine which was recognized as a reduction in the carrying value of the investment.
15.	TRADE AND OTHER PAYABLES
(in thousands of $)	December 31, 2025	December 31, 2024
Trade payables	10,613	5,985
Accrued voyage expenses	64,974	51,799
Accrued ship operating expenses	30,431	14,296
Accrued administrative expenses	8,544	8,126
Deferred charter revenue	2,631	2,631
Other	25,929	15,975
Total current trade and other payables	143,122	98,812

Other	818	452
Total other non-current payables	818	452

Frontline Plc - Annual Report and Financial Statements 2025

16. INTEREST BEARING LOANS AND BORROWINGS
Outstanding debt as of December 31, 2025 and December 31, 2024 was as follows:
(in thousands of $)	Tenor (years)	Maturity	Amortization Profile (years*)	December 31, 2025	December 31, 2024
U.S. dollar denominated floating rate debt
$252.4 million term loan facility	5	2027	18	34,791	39,285
$34.8 million term loan facility	5	2027	20	—	14,259
$219.6 million term loan facility	5	2029	18	181,149	203,122
$606.7 million term loan facility	9	2033	19.7	545,951	594,586
$100.8 million term loan facility	5	2025	17	—	70,050
$119.7 million revolving reducing credit facility	5	2030	18	31,337	—
$129.4 million revolving reducing credit facility	5	2028	18	—	114,498
$104.0 million term loan facility	6	2028	18	76,984	84,703
$60.6 million term loan facility	4	2027	18	51,276	55,939
$63.5 million term loan facility	6	2029	18	54,386	58,918
$512.1 million lease financing	10	2034	20.6	478,033	512,057
$42.9 million term loan facility	5	2025	18	—	32,175
$47.0 million revolving reducing credit facility	5	2030	20	—
$72.3 million revolving reducing credit facility	5	2030	18	—	46,875
$94.5 million term loan facility	5	2029	20	84,814	90,349
$133.7 million term loan facility	12	2033	17	51,116	55,048
$58.5 million revolving reducing credit facility	5	2026	20	—	48,750
$58.5 million term loan facility	5	2026	20	45,500	48,750
$130.0 million term loan facility	5	2027	20	108,063	114,563
$65.0 million term loan facility	5	2027	20	55,250	58,500
$65.0 million revolving reducing credit facility	5	2027	20	—	57,688
$65.0 million revolving reducing credit facility	5	2028	18	—	58,681
$65.0 million term loan facility	5	2028	20	56,063	59,312
$1,286.5 million term loan facility	5	2030	20	1,237,147	1,335,925
Total U.S. dollar denominated floating rate debt				3,091,860	3,754,033

Debt issuance costs				(51,851)	(48,188)
Accrued finance expense				27,736	38,543
Total debt				3,067,745	3,744,388

Short-term debt and current portion of long-term debt				320,520	460,318
Long-term portion of debt				2,747,225	3,284,070

*commencing on the delivery date from the yard.
Proceeds and repayments of debt in the year ended December 31, 2025 are summarized as follows:
(in thousands of $)	December 31, 2024	Proceeds	Repayments	Other	December 31, 2025
Total U.S. dollar denominated floating rate debt	3,744,388	1,433,715	(2,095,888)	(14,470)	3,067,745
Total debt	3,744,388	1,433,715	(2,095,888)	(14,470)	3,067,745

Frontline Plc - Annual Report and Financial Statements 2025

Proceeds and repayments of debt in the year ended December 31, 2024 are summarized as follows:
(in thousands of $)	December 31, 2024	Proceeds	Repayments	Other	December 31, 2025
Total U.S. dollar denominated floating rate debt	3,279,626	2,167,296	(1,705,055)	2,521	3,744,388
Total U.S. dollar denominated fixed rate debt	176,837	—	(175,000)	(1,837)	—
Total debt	3,456,463	2,167,296	(1,880,055)	684	3,744,388

Proceeds and repayments of debt in the year ended December 31, 2023 are summarized as follows:
(in thousands of $)	December 31, 2022	Proceeds	Repayments	Other	December 31, 2023
Total U.S. dollar denominated floating rate debt	2,178,430	1,509,749	(402,187)	(6,366)	3,279,626
Total U.S. dollar denominated fixed rate debt	211,884	99,700	(134,400)	(347)	176,837
Total debt	2,390,314	1,609,449	(536,587)	(6,713)	3,456,463

All term loan facilities are fully drawn down as of December 31, 2025. The reference rate of all the Company’s floating rate debt is SOFR and the weighted average interest rate margin, including the Credit Adjustment Spread (“CAS”) as a result of the rate reform transition discussed below, as of December 31, 2025 was 1.77% (2024: 1.97%).
A summary of the Company’s interest bearing loan and borrowing activity in the three years ended December 31, 2025 is as follows:
$34.8 million term loan facility
In the year ended December 31, 2025, as a result of the sale of one Suezmax tanker, the Company repaid the full outstanding balance of $12.7 million under the facility.
$219.6 million term loan facility
In March 2024, the Company entered into a senior secured term loan facility in an amount of up to $219.6 million with a syndicate of banks to refinance six LR2 tankers. The refinancing generated net cash proceeds of approximately $101.0 million in the year ended December 31, 2024.
$606.7 million term loan facility
In May 2024, the Company entered into a senior secured term loan facility in an amount of up to $606.7 million with China Exim Bank and DNB, insured by China Export and Credit Insurance Corporation, to refinance eight Suezmax tankers and eight LR2 tankers. The refinancing generated net cash proceeds of approximately $275.0 million in the year ended December 31, 2024.
$119.7 million revolving reducing credit facility
In February 2025, the Company entered into a senior secured credit facility in an amount of up to $119.7 million with ING and First Citizens to refinance the outstanding debt on two VLCCs previously financed under the $100.8 million term loan facility and, in addition, to provide revolving credit capacity in an amount of up to $51.6 million. In February 2025, the Company drew down $68.1 million under the new facility and repaid the outstanding balance of the existing facility of $70.1 million in full. In September 2025, the Company converted the new facility, along with six other existing term loan facilities, into revolving reducing credit facilities, as disclosed further below.
$129.4 million revolving reducing credit facility
In May 2023, the Company entered into a senior secured term loan facility in an amount of up to $129.4 million from ING to refinance an existing term loan facility with total balloon payments of $80.1 million due in August 2023. In June 2023, the Company drew down $129.4 million under the new facility and repaid the outstanding balance of the existing facility of $84.5 million in full. In September 2025, the Company converted the new facility, along with six other existing term loan facilities, into revolving reducing credit facilities, as disclosed further below.
$60.6 million term loan facility and $63.5 million term loan facility
In November 2023, the Company entered into two senior secured term loan facilities in an amount of up to $124.1 million with Deka Bank to refinance an existing facility which had total balloon payments of $89.0 million due in January 2024. The facilities were fully drawn down in November 2023. The Company used $90.9 million of the proceeds to repay the existing
Frontline Plc - Annual Report and Financial Statements 2025

loan facility in full and used the remaining net cash proceeds from the refinancing of $33.2 million to partly finance the Acquisition.
$512.1 million lease financing
In October 2024, the Company entered into a sale-and-leaseback agreement in an amount of up to $512.1 million with CMB Financial Leasing Co. Ltd to refinance an existing sale-and-leaseback agreement for 10 Suezmax tankers and includes purchase options for Frontline throughout the term of the agreement. The refinancing generated net cash proceeds of approximately $101.0 million in the year ended December 31, 2024.
$47.0 million revolving reducing credit facility
In February 2025, the Company entered into a senior secured credit facility in an amount of up to $47.0 million with SEB to refinance the outstanding debt on one Suezmax tanker previously financed under the $42.9 million term loan facility and, in addition, to provide revolving credit capacity in an amount of up to $14.9 million. In February 2025, the Company drew down $32.2 million under the new facility and repaid the outstanding balance of the existing facility of $32.2 million in full. In September 2025, the Company converted the new facility, along with six other existing term loan facilities, into revolving reducing credit facilities, as disclosed further below.
$72.3 million revolving reducing credit facility
In May 2020, the Company signed a senior secured term loan facility in an amount of up to $62.5 million with Crédit Agricole to partially finance the delivery of one VLCC in June 2020, at which time the loan was fully drawn down. The facility matured five years after the vessel’s delivery date and had an amortization profile of 18 years. In February 2025, the Company entered into a senior secured credit facility in an amount of up to $72.3 million with Crédit Agricole to refinance the outstanding debt on the $62.5 million term loan facility and, in addition, to provide revolving credit capacity in an amount of up to $25.4 million. In February 2025, the Company drew down $46.9 million under the new facility and repaid the outstanding balance of the existing facility of $46.9 million in full. In September 2025, the Company converted the new facility, along with six other existing term loan facilities, into revolving reducing credit facilities, as disclosed further below.
$94.5 million term loan facility
In February 2024, the Company entered into a secured term loan facility in an amount of up to $94.5 million with KFW Bank to refinance two LR2 tankers. The refinancing generated net cash proceeds of approximately $38.0 million in the year ended December 31, 2024.
$58.5 million revolving reducing credit facility In September 2025, the Company converted the existing $58.5 million term loan facility from SEB, along with six other existing term loan facilities, into revolving reducing credit facilities, as disclosed further below.
$65.0 million revolving reducing credit facility
In September 2025, the Company converted the existing $65.0 million term loan facility from ING Bank, along with six other existing term loan facilities, into revolving reducing credit facilities, as disclosed further below.
$65.0 million revolving reducing credit facility
In September 2025, the Company converted the existing $65.0 million term loan facility from Crédit Agricole, along with six other existing term loan facilities, into revolving reducing credit facilities, as disclosed further below.
$65.0 million term loan facility
In January 2023, the Company took delivery of a VLCC newbuilding and drew down $65.0 million under this facility from KFW to partially finance the delivery.
$1,286.5 million term loan facility
In November 2023, the Company entered into a senior secured term loan facility in an amount of up to $1,410.0 million with a group of our relationship banks to partially finance the Acquisition. The facility had a tenor of five years and had an amortization profile of 20 years commencing on the delivery date from the yard. In December 2023, the company drew down $891.3 million under the facility to partly finance the Acquisition. Up to $518.7 million remained available and undrawn under the facility as of December 31, 2023 all of which was drawn down to partially finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024. In April 2025, the Company entered into a senior secured term loan facility in an amount of up to $1,286.5 million with a group of our relationship banks to refinance the outstanding debt on the $1,410.1 million facility. In April 2025, the Company drew down $1,286.5 million under the new facility and repaid the outstanding balance of the existing facility of $1,311.2 million in full.
Frontline Plc - Annual Report and Financial Statements 2025

$275.0 million revolving credit facility
In June 2016, the Company signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, the Company’s largest shareholder. The original facility carried an interest rate of 6.25% and was available to the Company for a period of an initial period of 18 months from the first utilization date. The facility did not include any financial covenants. In November 2022, the Company extended the facility by 12 months to May 2024 at an interest rate of 8.5% and otherwise on same terms. In February and June 2023, the Company repaid $60.0 million and $74.4 million, respectively, under the facility. In October 2023, the Company extended the facility by 20 months to January 4, 2026, at an interest rate of 10.0% and otherwise on existing terms. In December 2023, the Company drew down $99.7 million under the facility to partly finance the Acquisition. In April 2024, the Company repaid $100.0 million under the facility. In October 2024, the Company repaid $75.0 million under the facility. Up to $275.0 million remained available and undrawn as of December 31, 2025 and December 31, 2024. The availability of the facility expired in January 2026.
$539.9 million Shareholder loan
In November 2023, the Company entered into a subordinated unsecured shareholder loan in an amount of up to $539.9 million with Hemen to partly finance the Acquisition. The facility had a tenor of five years. In December 2023, the Company drew down $235.0 million under the facility to partly finance the Acquisition. In January 2024, the Company drew down $60.0 million to partially finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024. In June 2024, the Company repaid $147.5 million under the Hemen shareholder loan. In August 2024, the Company repaid the Hemen shareholder loan in full, and no amount remained available to be drawn after this date.
Revolving reducing credit facilities
In September 2025, the Company entered into amendment agreements with some of its relationship banks to convert seven of its existing term loan facilities (as denoted above) into revolving reducing credit facilities. Prior to the amendments, $405.5 million was outstanding under the seven term loans and three facilities had total undrawn revolving credit capacity of $87.8 million. The new amendment agreements provided initial revolving reducing credit capacity of up to $493.4 million, maturing at the original dates of the existing term loans, with capacity reduced on a quarterly basis by approximately $10.1 million. Under the terms of the facilities, the Company can repay drawn amounts and draw repaid amounts at any time and elected to prepay $264.6 million in the third quarter of 2025 and $109.6 million in the fourth quarter of 2025. Reducing revolving credit capacity of up to $451.9 million under the facilities remained available and undrawn as of December 31, 2025. In January 2026, the Company prepaid a further $31.3 million under the facilities.
Rate reform transition
Due to the discontinuance of the London Interbank Offered Rate (“LIBOR”) after June 30, 2023, the Company entered into amendments to existing loan agreements with an aggregate outstanding principal of $1,634.1 million as of December 31, 2023, for the transition from LIBOR to SOFR. As of December 31, 2023, the weighted average CAS of these amendment agreements was 15 basis points based on a three months interest period. As of December 31, 2025 and 2024, the reference rate of all the Company’s loan arrangements is SOFR. The amendments to our loan agreements, which are measured at amortized cost using the effective interest method, were accounted for as an adjustment to the effective interest rate which did not have a significant effect on the carrying amount of the loans.
Debt restrictions
The Company’s loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Cash and cash equivalents include cash balances of $89.9 million (2024: $92.6 million), which represents 59% (2024: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirements by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months.
Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company’s loan agreements as of December 31, 2025 and December 31, 2024.
Assets pledged
Frontline Plc - Annual Report and Financial Statements 2025

(in thousands of $)	December 31, 2025	December 31, 2024
Vessels	4,911,897	5,246,518

17.	FINANCIAL INSTRUMENTS - FAIR VALUES AND RISK MANAGEMENT
Accounting classifications and fair values
The carrying values and fair values of financial assets and financial liabilities as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets measured at fair value through profit or loss
Derivative instruments	9,025	9,025	24,419	24,419
Marketable securities	2,067	2,067	4,027	4,027
Financial assets not measured at fair value
Cash and cash equivalents	251,347	251,347	413,532	413,532
Trade and other receivables	133,997	133,997	128,943	128,943
Related party receivables	13,091	13,091	8,532	8,532
Financial liabilities not measured at fair value
Trade and other payables	143,122	143,122	98,812	98,812
Floating rate debt	3,067,745	3,119,596	3,744,388	3,792,576
Related party payables	31,064	31,064	35,370	35,370

The table below shows the levels in the fair value hierarchy of financial assets and financial liabilities as of December 31, 2025 and 2024, excluding those whose fair values approximate their respective carrying values due to their short-term nature.

(in thousands of $)	Dec 31, 2025 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Derivative instruments	9,025	—	9,025
Marketable securities	2,067	2,067
Financial liabilities not measured at fair value
Floating rate debt	3,119,596	—	3,119,596

(in thousands of $)	Dec 31, 2024 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Derivative instruments	24,419	—	24,419
Marketable securities	4,027	4,027
Financial liabilities not measured at fair value
Floating rate debt	3,792,576	—	3,792,576

Measurement of fair values
Valuation techniques and significant unobservable inputs

Frontline Plc - Annual Report and Financial Statements 2025

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs that were used.
Financial instruments measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Interest rate swaps	Fair value was determined based on the present value of the estimated future cash flows.	Not applicable.
Marketable securities	Fair value was determined based on the quoted market prices of the securities.	Not applicable.

Financial instruments measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Floating rate debt	Fair value was determined based on the present value of the estimated future cash flows.	Not applicable.

Assets Measured at Fair Value on a Recurring Basis
The fair value (level 2) of interest rate swaps is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the end of the reporting period, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both the Company and the derivative counterparty.
Marketable securities are listed equity securities for which the fair value is the aggregate market value based on quoted market prices (level 1).
Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2025 and 2024.
Financial risk management
In the course of its normal business, the Company is exposed to the following risks:
•	Credit risk
•	Liquidity risk
•	Market risk (interest rate risk, foreign currency risk, and price risk)

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.
Credit risk
Trade and other receivables
At the balance sheet date all trade and other receivables were with (i) state-owned enterprises, (ii) oil majors, (iii) commodities traders and (iv) related parties and affiliated companies. Based on past experience, there was only a small impact on doubtful amounts at year-end. Based on individual analyses, provisions for doubtful debtors were not material for the years ended December 31, 2025 and 2024. In addition, no customers individually accounted for 10% or more of total revenue in the year ended December 31, 2025 (2024: no customers) (see Note 3). The maximum exposure to credit risk is represented by the carrying amount of each financial asset.
Past due amounts are not credit impaired as collection is still considered to be likely and management is confident the outstanding amounts can be recovered. Amounts not past due are also with customers with high credit worthiness and are therefore not credit impaired.
Cash and cash equivalents

Frontline Plc - Annual Report and Financial Statements 2025

The Company held cash and cash equivalents of $251.3 million at December 31, 2025 (2024: $413.5 million). The cash and cash equivalents are held with SEB, HSBC, Royal Bank of Scotland, DNB Bank ASA, Nordea Bank Norge or Nordea, Crédit Agricole, UBS, Standard Chartered Bank Singapore, ABN Amro, ING Bank N.V., Bank of Cyprus and Citibank N.A. The Company’s concentration of credit risk with respect to cash and cash equivalents is not considered significant as substantially all of the amounts are carried with a diversified portfolio of banks and financial institution counterparties.
Restricted cash
Our interest rate swaps can require us to post cash as collateral based on their fair value which is classified as restricted cash. As of December 31, 2025 and 2024, no cash was posted as collateral in relation to our interest rate swaps and secured borrowings.
Derivatives
The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements. Interest rate swap agreements are entered into with banks and financial institution counterparties, which are rated AA-, based on rating agency S&P.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations if they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due. The Company has entered into several loan facilities whose maturities are spread over different years (see Note 16).
The following are the remaining contractual maturities of financial liabilities:
		Contractual cash flows at December 31, 2025
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 6 years	Between 6 and 10 years
Non derivative financial liabilities
Floating rate debt	3,067,745	3,091,860	292,784	787,376	1,456,164	555,536
Interest on floating rate debt	—	660,724	164,889	261,213	178,344	56,278
Trade and other payables	143,122	143,122	143,122	—	—	—
Related party payables	31,064	31,064	31,064	—	—	—

		Contractual cash flows at December 31, 2024
	Carrying Value	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 6 years	Between 6 and 10 years
Non derivative financial liabilities
Floating rate debt	3,744,388	3,754,033	421,775	890,781	1,799,346	642,131
Interest on floating rate debt	—	905,002	226,094	375,184	212,995	90,729
Obligations under leases	1,604	1,604	1,153	451	—	—
Trade and other payables	98,812	98,812	98,812	—	—	—
Related party payables	35,370	35,370	35,370	—	—	—

The Company has secured bank loans that contain loan covenants. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table. For more details on these covenants, see Note 16.
The carrying values of floating rate debt include expected payments of accrued interest as of the reporting date. The interest on floating rate debt is based on the SOFR spot rate as of December 31, 2025 and 2024. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than those stated above, except for the interest on floating rate debt as a result of changes in the SOFR spot rate.
Market risk
Interest rate risk

Frontline Plc - Annual Report and Financial Statements 2025

The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. On December 31, 2025 the Company had interest rate swaps in place and approximately 13% (2024: 15%) of the floating interest rates were switched to fixed rate.
Cash flow sensitivity analysis for variable rate instruments
As of December 31, 2025, the Company’s outstanding debt which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $2,691.9 million (2024: $3,204.0 million). Based on this, a one percentage point increase in annual SOFR interest rates would increase its annual interest expense by approximately $26.9 million (2024: $32.0 million), excluding the effects of capitalization of interest.
Interest rate swap agreements
In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The contract had a forward start date of February 2019.
In the year ended December 31, 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. One of these interest rate swaps on notional debt of $100.0 million had a forward start date of April 2020.
In the year ended December 31, 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate. These interest rate swaps matured in the year ended December 31, 2025.
The reference rate for our interest rate swaps is SOFR.
The aggregate fair value of these swaps at December 31, 2025 was an asset of $9.0 million (2024: $24.4 million) and a liability of nil (2024: nil). The fair value (Level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. In the year ended December 31, 2025, the Company recorded a loss on these interest rate swaps of $0.8 million (2024: gain of $9.2 million, 2023: gain of $8.0 million).
The interest rate swaps are not designated as hedges and are summarized as of December 31, 2025 as follows:
Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
150,000	February 2019	February 2026	2.1970%
100,000	March 2020	March 2027	0.9750%
50,000	March 2020	March 2027	0.6000%
100,000	April 2020	April 2027	0.5970%
400,000

Foreign currency risk
The majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.
Price risk
Our exposure to equity securities price risk arises from marketable securities held by the Company which are listed equity securities and are carried at FVTPL unless the election to present subsequent changes in the investment’s fair value in OCI is made. See Note 9 for further details.

Frontline Plc - Annual Report and Financial Statements 2025

Capital management
We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements.
The Company’s objectives when managing capital are to:
•	safeguard our ability to continue as a going concern, so that we can continue to provide returns for shareholders and benefits for other stakeholders, and
•	maintain an optimal capital structure to reduce the cost of capital.

In November 2025, we declared a dividend of $0.19 per share for the third quarter of 2025. In August 2025, we declared a dividend of $0.36 per share for the second quarter of 2025. In May 2025, we declared a dividend of $0.18 per share for the first quarter of 2025. In February 2025, we declared a dividend of $0.20 per share for the fourth quarter of 2024.
The Company’s loan agreements contain loan-to-value clauses, and financial covenants. For more details on these covenants, see Note 16.
18. SHARE CAPITAL
The authorized share capital of the Company as of December 31, 2025 is $600,000,000 (2024: $600,000,000) divided into 600,000,000 shares (2024: 600,000,000) of $1.00 nominal value each, of which 222,622,889 shares of $1.00 nominal value each are in issue and fully paid as of December 31, 2025 and 2024.
Outstanding shares as of December 31, 2023, 2024 and 2025	222,622,889

19. SHARE OPTIONS
In the year ended December 31, 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees and board members according to the rules of the Company’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The initial exercise price was NOK 71, which increased by NOK 5 on each of December 7, 2023, and December 7, 2024, and is further adjusted for any distribution of dividends made after the date of the grant and before the relevant synthetic options are exercised. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability. The synthetic options are not subject to a retention period.
In the year ended December 31, 2025, the Board of Directors approved the grant of 362,284 synthetic options to management and employees of the Company, according to the rules of a new synthetic option scheme approved on May 20, 2025.
The synthetic options have a five years term expiring in May 2030. The vesting period is 12 months for the first 33.3% of options, 24 months for the next 33.3% of options and 36 months for the final 33.3% of options. The initial exercise price was $16.80, which is adjusted for any distribution of dividends made after the date of the grant and before the relevant synthetic options are exercised. The synthetic options granted to the CEO and the CFO are subject to a cap on maximum annual gain equal to two times the annual base salary at the time of exercise of the synthetic options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability.
Both synthetic option grants have an estimated expected life of 3.4 years. The risk-free interest rate was estimated using the interest rate on three year U.S. treasury zero coupon issues. The volatility was estimated using historical share price data. The dividend yield was estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was initially assumed that all of the options granted will vest.

Frontline Plc - Annual Report and Financial Statements 2025

As of December 31, 2025, all of the options granted in 2021 had vested. As of December 31, 2025, 86,100 options have been forfeited (2024: 86,100). As of December 31, 2025 438,500 options have been exercised at a weighted average exercise price of $2.87. As of December 31, 2025, 755,400 options remained outstanding and exercisable (2024: 1,021,900). The subsequent remeasurement of fair value of the synthetic options resulted in an expense of $8.6 million in the year ended December 31, 2025 (2024: gain of $2.2 million, 2023: expense of $10.7 million).
As of December 31, 2025, the weighted average exercise price of the synthetic options granted in December 2021 was $1.63 (2024: $2.17).
As of December 31, 2025, none of the options granted in 2025 had vested, forfeited or exercised. As of December 31, 2025, 362,284 options were outstanding and no options were exercisable. The subsequent remeasurement of fair value of the synthetic options resulted in an expense of $1.3 million in the year ended December 31, 2025.
As of December 31, 2025, the weighted average exercise price of the synthetic options granted in May 2025 was $16.07.
The synthetic options had a fair value of $19.1 million as of December 31, 2025 (2024: $12.5 million) and the Company recorded a liability of $18.6 million as of December 31, 2025 (2024: $11.7 million) in the Consolidated Statements of Financial Position. The intrinsic value of liabilities which had vested as of December 31, 2025 was $15.3 million (2024: $12.3 million).
20.	RELATED PARTY TRANSACTIONS AND AFFILIATED COMPANIES
We transact business with the following related parties: Seatankers Management Norway AS, Seatankers Management Co. Ltd, Avance Gas and Alta Trading UK Limited, being entities under common control with Hemen. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.
We also transact business with the following affiliated companies, being companies in which Hemen and companies associated with Hemen have significant influence: SFL Corporation Ltd (“SFL”), Flex LNG Ltd, Front Ocean Management AS and Golden Ocean Group Ltd (“Golden Ocean”). On March 12, 2025, Hemen disposed of its entire shareholding in Golden Ocean via a sale to a third party at which time Golden Ocean ceased to be affiliated with us.
Summary
A summary transactions with related parties and affiliated companies for the years ended December 31, 2025, 2024 and 2023 was as follows:
Frontline Plc - Annual Report and Financial Statements 2025

(in thousands of $)	Note	2025	2024	2023
Revenues and other operating income
Seatankers Management Co. Ltd		4,928	2,027	2,196
SFL	4	2,080	3,191	5,925
Golden Ocean (up to March 12, 2025)		48	1,212	4,182
Alta Trading UK Limited		—	11	8
Flex LNG Ltd		1,504	1,538	1,513
Avance Gas		507	1,697	1,989
TFG Marine		746	598	1,060
Other related parties and affiliated companies		—	—	7
Total revenues and other operating income		9,813	10,274	16,880

Operating expenses
Front Ocean Management AS		3,543	2,948	2,514
Seatankers Management Norway AS		—	523	880
Seatankers Management Co. Ltd		522	360	593
Total operating expenses		4,065	3,831	3,987

Other income (expenses)
Shareholder loan facility finance expense	16	—	(12,548)	(255)
Revolving credit facility finance expense	16	—	(9,299)	(11,690)
FMS Holdco share of results	14	1,002	1,053	611
TFG Marine share of results	14	57	(1,651)	2,771
Total other income (expenses)		1,059	(22,445)	(8,563)

Revenues earned from related parties and affiliated companies are comprised of office rental income, technical and commercial management fees, newbuilding supervision fees, freights, and administrative services. Operating expenses paid to related parties and affiliated companies are comprised of bunker expenses, rental for vessels and office space, support staff costs, and corporate administration.
A share of profit of TFG Marine of $0.1 million was recognized in the year ended December 31, 2025 (2024: loss of $1.7 million). The Company also entered into a bunker supply arrangement with TFG Marine, under which it has paid $477.9 million to TFG Marine in the year ended December 31, 2025 in relation to bunker purchases (2024: $534.3 million 2023: $392.5 million) and $21.2 million remained due as of December 31, 2025 (December 31, 2024: $24.4 million).
A share of profits of FMS Holdco of $1.0 million was recognized in the year ended December 31, 2025 (2024: profit of $1.1 million). See Note 21 for additional disclosure of financial commitments to Clean Marine AS as a result of planned scrubber installations.
In the year ended December 31, 2025, Company paid $4.4 million (2024: nil, 2023: nil) on behalf of affiliates of Hemen and $4.5 million on behalf of SFL (2024: $6.5 million, 2023: $14.3 million) in relation to reimbursable costs related to vessels under commercial management.
Related party and affiliated company balances
A summary of balances due from related parties and affiliated companies as of December 31, 2025 and 2024 was as follows:
Frontline Plc - Annual Report and Financial Statements 2025

(in thousands of $)	December 31, 2025	December 31, 2024
SFL	3,860	4,265
Seatankers Management Co. Ltd	8,453	2,647
Golden Ocean	—	178
Alta Trading UK Limited	—	11
Flex LNG Ltd	403	516
TFG Marine	302	227
Avance Gas	—	560
Other related parties and affiliated companies	73	128
Related party and affiliated company receivables	13,091	8,532

Balances due from related parties and affiliated companies are primarily derived from newbuilding supervision fees, technical and commercial management fees, and recharges for administrative services.
A summary of balances due to related parties and affiliated companies at December 31, 2025 and 2024 was as follows:
(in thousands of $)	December 31, 2025	December 31, 2024
SFL	6,829	7,380
Seatankers Management Co. Ltd	2,594	1,153
Golden Ocean	—	1,283
Flex LNG Ltd	340	686
TFG Marine	21,195	24,390
Front Ocean Management	106	5
Avance Gas	—	473
Other related parties and affiliated companies	73	128
Related party and affiliated company payables	31,064	35,370

Related party and affiliated company payables are primarily for bunker purchases, supplier rebates, loan interest and corporate administration fees.
Other transactions
Refer to Note 21 for further details of guarantees provided in relation to the Company’s business with and investment in TFG Marine.
Transactions with key management personnel
The total amount of the remuneration earned by all directors and key management personnel for their services was as follows:
(in thousands of $)	2025	2024	2023
Total remuneration	7,198	464	7,956
of which:
Paid in capacity as directors	1,778	907	3,530
Other remuneration	5,420	(443)	4,426

The Directors annually review the remuneration of the members of key management personnel. Directors’ fees are approved annually at the AGM. No pensions were paid to directors or past directors. No compensation was paid to directors or past directors in respect of loss of office. Total remuneration consists of a fixed and a variable component and can be summarized as follows:

Frontline Plc - Annual Report and Financial Statements 2025

(in thousands of $)	2025	2024	2023
Total fixed remuneration	949	911	942
of which:
Cost of pension	29	28	24
Total variable remuneration	6,249	(447)	7,014
of which:
Share based payments	5,916	(829)	7,014

As of December 31, 2025, the Company recorded a total liability of $9.3 million in relation to synthetic options granted to key management personnel (2024: 5.1 million). Refer to Note 19 for details of the Company’s synthetic option schemes.
21. COMMITMENTS AND CONTINGENCIES
As of December 31, 2025, the Company has agreed to provide a guarantee under a bunker supply arrangement with TFG Marine, a related party. Should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2025.
In the year ended December 31, 2024, certain funds managed by FourWorld Capital Management LLC (“FourWorld”) began proceedings before the Antwerp Enterprise Court (Belgium), in connection with their claims pertaining to the integrated solution for the strategic and structural deadlock within former Euronav NV announced on October 9, 2023, and former Euronav NV’s acquisition of CMB.TECH NV on December 22, 2023. FourWorld claims that the transactions should be rescinded and in addition has requested the court to order CMB and Frontline to pay damages in an amount to be determined during the course of the proceedings, which are ongoing. The Company finds the claims to be without merit and continues to vigorously defend against them.
As of December 31, 2025, the Company has committed to the purchase of scrubber equipment from Clean Marine AS, a related party, for ten vessels. As of December 31, 2025 $4.2 million is paid, with a remaining financial commitment of $3.3 million due in 2026.
The Company insures the legal liability risks for its shipping activities with mutual protection and indemnity associations, who are members of the International Group of P&I Clubs. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.
The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for unpaid charter hire, demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect on the Company’s operations or financial condition individually and in the aggregate.

Frontline Plc - Annual Report and Financial Statements 2025

22.	GROUP ENTITIES
		Ownership and Voting Percentage
Name	Country of Incorporation	December 31, 2025	December 31, 2024
Frontline Management (Bermuda) Ltd	Bermuda	100%	100%
Frontline Corporate Services Ltd	United Kingdom	100%	100%
Frontline Management AS	Norway	100%	100%
Frontline 2012 Ltd.	Bermuda	100%	100%
Frontline Chartering Services Inc.	Liberia	100%	100%
Frontline Shipping Singapore Pte Ltd.	Singapore	100%	100%
Frontfleet Ltd	Bermuda	100%	100%
Frontfleet II Ltd	Bermuda	100%	100%
Front Thor Inc.	Liberia	100%	100%
Front Odin Inc.	Liberia	100%	100%
Front Loki Inc.	Liberia	100%	100%
Front Njord Inc.	Liberia	100%	100%
Front Ull Inc	Liberia	100%	100%
Front Idun Inc	Liberia	100%	100%
Front King Inc.	Liberia	100%	100%
Front Queen Inc.	Liberia	100%	100%
Front Sovereign Inc.	Liberia	100%	100%
Front Monarch Inc.	Liberia	100%	100%
Front Eminence Inc.	Liberia	100%	100%
Front Endurance Inc.	Liberia	100%	100%
Front Duke Inc.	Republic of the Marshall Islands	100%	100%
Front Brage Inc.	Liberia	100%	100%
Front Balder Inc.	Liberia	100%	100%
Front Challenger Inc.	Liberia	100%	100%
Front Crown Inc.	Liberia	100%	100%
Front Coral Inc.	Liberia	100%	100%
Front Crystal II Inc.	Liberia	100%	100%
Front Classic Inc.	Liberia	100%	100%
Front Clipper Inc.	Liberia	100%	100%
Front Cosmos Inc.	Liberia	100%	100%
Front Cascade Inc.	Liberia	100%	100%
Front Duchess Inc.	Republic of the Marshall Islands	100%	100%
Sea Hull L0037 Corp.	Liberia	100%	100%
Sea Hull L0044 Corp.	Liberia	100%	100%
Sea Hull L0045 Corp.	Liberia	100%	100%
Sea Hull L0046 Corp.	Liberia	100%	100%
Front Cheetah Inc.	Liberia	100%	100%
Front Cougar Inc.	Liberia	100%	100%
Front Aphrodite Inc.	Liberia	100%	100%

Frontline Plc - Annual Report and Financial Statements 2025

Front Athena Inc.	Liberia	100%	100%
Front Hebe Inc.	Liberia	100%	100%
Front Hera Inc.	Liberia	100%	100%
Front Altair Inc.	Liberia	100%	100%
Front Antares Inc	Liberia	100%	100%
Front Vega Inc.	Liberia	100%	100%
Front Sirius Inc.	Liberia	100%	100%
Front Castor Inc.	Liberia	100%	100%
Front Pollux Inc.	Liberia	100%	100%
Front Capella Inc.	Liberia	100%	100%
Front Polaris Inc.	Liberia	100%	100%
Front Earl Inc.	Liberia	100%	100%
Front Empire Inc.	Liberia	100%	100%
Front Prince I Inc.	Liberia	100%	100%
Front Princess I Inc.	Liberia	100%	100%
Front Defender Inc.	Liberia	100%	100%
Front Discovery Inc.	Liberia	100%	100%
Front Cruiser Inc.	Liberia	100%	100%
Front Dynamic I Inc.	Liberia	100%	100%
Front Favour Inc.	Republic of the Marshall Islands	100%	100%
Front Feature Inc.	Republic of the Marshall Islands	100%	100%
Front Future Inc.	Liberia	100%	100%
Front Fusion Inc.	Liberia	100%	100%
White Flag Ventures XXXVI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XXXIX LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XL LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLII LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLIII LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLIV LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLV LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLVI LLC	Republic of the Marshall Islands	100%	100%
White Flag Ventures XLVII LLC	Republic of the Marshall Islands	100%	100%
Hull 3240 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3241 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3283 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3284 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3285 Inc.	Republic of the Marshall Islands	100%	100%
Hull 3286 Inc.	Republic of the Marshall Islands	100%	100%
Front Driva Inc.	Republic of the Marshall Islands	100%	100%
Front Nausta Inc.	Republic of the Marshall Islands	100%	100%
Frontfleet Chartering Inc.	Republic of the Marshall Islands	100%	100%
Frontline (Management) Cyprus Ltd	Cyprus	100%	100%
Front Beaver Inc.	Republic of the Marshall Islands	100%	100%
Front Beauly Inc.	Republic of the Marshall Islands	100%	100%
Front Cloud Inc.	Republic of the Marshall Islands	100%	100%
Front Clyde Inc.	Republic of the Marshall Islands	100%	100%

Frontline Plc - Annual Report and Financial Statements 2025

Front Dee Inc.	Republic of the Marshall Islands	100%	100%
Front Eagle Inc.	Republic of the Marshall Islands	100%	100%
Front Eira Inc.	Republic of the Marshall Islands	100%	100%
Front Forth Inc.	Republic of the Marshall Islands	100%	100%
Front Gander Inc.	Republic of the Marshall Islands	100%	100%
Front Hawke Inc.	Republic of the Marshall Islands	100%	100%
Front Maine Inc.	Republic of the Marshall Islands	100%	100%
Front Morgan Inc.	Republic of the Marshall Islands	100%	100%
Front Naver Inc.	Republic of the Marshall Islands	100%	100%
Front Neiden Inc.	Republic of the Marshall Islands	100%	100%
Front Osen Inc.	Republic of the Marshall Islands	100%	100%
Front Otra Inc.	Republic of the Marshall Islands	100%	100%
Front Rauma Inc.	Republic of the Marshall Islands	100%	100%
Front Spey Inc.	Republic of the Marshall Islands	100%	100%
Front Surna Inc.	Republic of the Marshall Islands	100%	100%
Front Tay Inc.	Republic of the Marshall Islands	100%	100%
Front Vefsna Inc.	Republic of the Marshall Islands	100%	100%
Front Vosso Inc.	Republic of the Marshall Islands	100%	100%
Front Humber Inc.	Republic of the Marshall Islands	100%	100%
Front Flores Inc.	Republic of the Marshall Islands	100%	100%

23. SUBSEQUENT EVENTS
In February 2026, the Board of Directors declared a dividend of $1.03 per share for the fourth quarter of 2025. The record date for the dividend was March 12, 2026, the ex-dividend date was March 12, 2026, for shares listed on the New York Stock Exchange and March 11, 2026, for shares listed on the Oslo Stock Exchange, and the dividend was paid on March 19, 2026.
In January 2026, the Company entered into agreements to acquire nine latest generation scrubber-fitted ECO VLCC newbuildings from affiliates of Hemen, the Company’s largest shareholder, for an aggregate purchase price of $1,224.0 million. Two vessels are expected to be delivered in the second quarter of 2026, four vessels are expected in the third quarter of 2026, two vessels are expected in the fourth quarter of 2026, and the final vessel is expected in the second quarter of 2027. The Company intends to finance this acquisition with cash and long-term debt financing. The acquisition remains subject to certain closing conditions, in line with industry standards. In January 2026, the Company drew down $151.6 million under its reducing revolving credit facilities to finance the initial instalments due related to the nine newbuildings to be acquired from Hemen and subsequently repaid this amount in early February 2026.
In January 2026, the Company entered into one year time charter-out agreements for seven of our VLCCs, built between 2016 and 2018, at an average rate of $76,900 per day per vessel. The charters for three vessels commenced in the first quarter of 2026, and the remaining four charters are expected to commence in April 2026.
In February 2026, the Company entered into a one-year time charter-out agreement for one of our VLCCs, built in 2019, at a rate of $93,500 per day. The charter commenced in late February 2026.
In February 2026, Mr. Ørjan Svanevik resigned as a Director of the Company and Mr. Mikkel Storm Weum was appointed as a Director of the Company.
Refer to Note 12 and 16 for details of other transactions subsequent to December 31, 2025 pertaining to the sale of eight VLCCs and financing.
Frontline Plc - Annual Report and Financial Statements 2025

Index to parent company Financial Statements of Frontline plc
Statements of Profit or Loss for the years ended December 31, 2025, 2024 and 2023	92
Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023	93
Statements of Financial Position as of December 31, 2025 and 2024	94
Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	95
Statements of Changes in Equity for the years ended December 31, 2025, 2024 and 2023	96
Notes to Financial Statements	97
Frontline Plc - Annual Report and Financial Statements 2025	91

Frontline Plc - Annual Report and Financial Statements 2025

Frontline plc
Parent company financial statements and notes

Statements of Profit or Loss for the years ended December 31, 2025, 2024 and 2023
(in thousands of $)
	Note	2025	2024	2023

Share of profit from subsidiaries accounted for using the equity method	8	385,071	525,529	622,364
Dividends received	6	3,862	3,535	36,852
		388,933	529,064	659,216
Operating expenses
Administrative expenses	3	8,517	6,575	14,005
Total operating expenses		8,517	6,575	14,005
Net operating income		380,416	522,489	645,211
Other income (expenses)
Net finance income (expense)	4	211	(24,052)	(10,799)
Gain (loss) on marketable securities	6	(882)	(2,551)	22,002
Net other income (expenses)		(671)	(26,603)	11,203
Profit before income taxes		379,745	495,886	656,414
Income tax expense	5	(664)	(303)	—
Profit for the period		379,081	495,583	656,414

See accompanying Notes that are an integral part of these Financial Statements.
Frontline Plc - Annual Report and Financial Statements 2025

Frontline plc
Parent company financial statements and notes

Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023
(in thousands of $)

Comprehensive income	Note	2025	2024	2023

Profit for the period		379,081	495,583	656,414
Items that may be reclassified to profit or loss:
Foreign currency translation gain (loss)		(1,345)	1,367	(39)
Other comprehensive income (loss)		(1,345)	1,367	(39)

See accompanying Notes that are an integral part of these Financial Statements.
Frontline Plc - Annual Report and Financial Statements 2025

Frontline plc
Parent company financial statements and notes

Statements of Financial Position as of December 31, 2025 and 2024
(in thousands of $)

	Note	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents		6,116	5,501
Marketable securities	6	1,973	3,123
Trade and other receivables	7	373	404
Total current assets		8,462	9,028
Non-current assets
Investments in subsidiaries	8	2,509,658	2,337,855
Total assets		2,518,120	2,346,883
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	9	6,495	5,955
Total current liabilities		6,495	5,955
Non-current liabilities
Other non-current payables	9	275	275
Total liabilities		6,770	6,230

Equity
Share capital	12	222,623	222,623
Additional paid in capital		604,687	604,687
Contributed surplus		1,004,094	1,004,094
Accumulated other reserves		437	1,782
Retained earnings		679,509	507,467
Total equity		2,511,350	2,340,653
Total liabilities and equity		2,518,120	2,346,883

See accompanying Notes that are an integral part of these Financial Statements.

On March 27, 2026, the Board of Directors of Frontline Plc authorized these parent company financial statements for issue.

Frontline Plc - Annual Report and Financial Statements 2025

Frontline plc
Parent company financial statements and notes
Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023
(in thousands of $)
Profit for the period	Note	2025	2024	2023
		379,081	495,583	656,414
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Net finance (income) expense	4	(211)	24,052	10,799
Share of results from subsidiaries	8	(385,071)	(525,529)	(622,364)
(Gain) loss on marketable securities	6	882	2,551	(22,002)
Other, net		(65)	(1,334)	1,738
Changes in operating assets and liabilities:
Trade and other receivables	7	32	118	46
Trade and other payables	9	539	(1,712)	(1,928)
Distributions received from subsidiaries	8	211,923	938,974	752,958
Interest paid	4	—	(25,043)	(10,933)
Debt issuance costs paid		—	(1,105)	—
Interest received	4	276	237	751
Net cash provided by operating activities		207,386	938,792	765,479
Investing activities
Contributions paid to subsidiaries	8	—	(81,200)	(556,309)
Proceeds from sale of marketable securities	6	268	—	251,839
Net cash provided by (used in) investing activities		268	(81,200)	(304,470)
Financing activities
Proceeds from issuance of debt	10	—	60,000	334,700
Repayment of debt	10	—	(470,000)	(134,400)
Cash dividends paid	12	(207,039)	(434,115)	(638,928)
Net cash used in financing activities		(207,039)	(844,115)	(438,628)
Net change in cash and cash equivalents		615	(18,523)	22,381
Cash and cash equivalents at beginning of year		5,501	24,024	1,643
Cash and cash equivalents at end of year		6,116	5,501	24,024

Supplemental disclosure of cash flow information:
Income taxes paid	5	—	—	—

See accompanying Notes that are an integral part of these Financial Statements
Frontline Plc - Annual Report and Financial Statements 2025

Frontline plc
Parent company financial statements and notes
Statements of Changes in Equity for the years ended December 31, 2025, 2024 and 2023
(in thousands of $, except number of shares)

	Note	2025	2024	2023
Number of shares outstanding
Balance at the beginning and the end of the year		222,622,889	222,622,889	222,622,889
Share capital
Balance at the beginning and the end of the year		222,623	222,623	222,623
Additional paid in capital
Balance at the beginning and the end of the year		604,687	604,687	604,687
Contributed surplus
Balance at the beginning and the end of year		1,004,094	1,004,094	1,004,094
Accumulated other reserves
Balance at the beginning of the year		1,782	415	454
Other comprehensive income (loss)		(1,345)	1,367	(39)
Balance at the end of the year		4376	1,782	415
Retained earnings
Balance at the beginning of the year		507,467	445,999	428,513
Profit for the period		379,081	495,583	656,414
Cash dividends	12	(207,039)	(434,115)	(638,928)
Balance at the end of the year		679,509	507,467	445,999
Total equity		2,511,350	2,340,653	2,277,818

See accompanying Notes that are an integral part of these Financial Statements.

Frontline Plc - Annual Report and Financial Statements 2025

Frontline plc
Parent company financial statements and notes
Notes to Financial Statements
1. GENERAL INFORMATION
Frontline plc (formerly Frontline Ltd.), the Company or Frontline, is the parent company of the Frontline plc group, an international shipping company formerly incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. At a Special General Meeting on December 20, 2022, the Company’s shareholders agreed to redomicile the Company to the Republic of Cyprus under the name of Frontline plc (the “Redomiciliation”). The Company was officially redomiciled to Cyprus on December 30, 2022.
The Company’s ordinary shares are listed on the NYSE and OSE under the symbol “FRO”.
Frontline plc is the holding company of equity investments in subsidiaries. Frontline plc, through its subsidiaries, operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt, and operates LR2/Aframax tankers, which are clean product tankers, and range in size from 110,000 to 115,000 dwt. Frontline plc’s subsidiaries are located in Cyprus, Bermuda, Liberia, the Marshall Islands, Norway, the United Kingdom, Singapore and China. Frontline plc, through its subsidiaries, is involved in the charter, purchase and sale of vessels.
2. MATERIAL ACCOUNTING POLICY INFORMATION
1. Basis of presentation
The parent financial statements are prepared in accordance with IFRS® Accounting Standards (“IFRS”) as adopted by the
European Union and the requirements of the Cyprus Companies Law, Cap. 113.
These parent company financial statements should be read in connection with the Consolidated financial statements of Frontline, published together with these financial statements. With the exceptions described below, Frontline plc applies the accounting policies of the group, as described in Note 2 Material Accounting Policy Information, and reference is made to this note for further details.
The financial statements were approved by the Board of Directors on March 27, 2026, and authorized for issue.
2. Subsidiaries
Investments in subsidiaries are accounted for using the equity method. Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize Frontline’s share of the post-acquisition profits or losses of the subsidiary in profit or loss, and Frontline’s share of movements in other comprehensive income of the subsidiary in other comprehensive income. Where Frontline’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, Frontline does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity. The carrying amount of equity-accounted investments is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
Long-term receivables for which settlement is neither planned nor likely to occur in the foreseeable future are treated as part of the equity accounted investments in subsidiaries. Dividends from subsidiaries are recognized in the separate financial statements of Frontline plc when the entity’s right to receive the dividend is established. The dividend is recognized as a reduction to the carrying amount of the investment.
3. EXPENSES
Administrative expenses
Frontline Plc - Annual Report and Financial Statements 2025

(in thousands of $)	2025	2024	2023
Directors’ fees	520	511	511
Stock compensation expense	1,258	396	3,016
Office and administrative expenses	1,688	1,786	3,412
Audit, legal and consultancy	5,051	3,882	7,066
	8,517	6,575	14,005

Frontline plc had no employees in the years ended December 31, 2025, 2024 and 2023. No pensions were paid to directors or past directors. Stock compensation expense $1.3 million related to directors (2024: $0.4 million, 2023: $3.0 million) see Note 13 and Note 14.
Fees paid or payable for audit and related services:
(in thousands of $)	2025	2024	2023
Audit of annual financial statements:
Statutory auditor	158	135	141
Other PwC Network firms	1,133	1,032	1,333
Services provided by Other PwC Network firms:
Other non assurance services	—		15
Total	1,291	1,167	1,489

4.	NET FINANCE EXPENSE
(in thousands of $)	2025	2024	2023
Interest income	276	237	751
Foreign exchange gains	—	—	450
Finance income	276	237	1,201
Interest expense on financial liabilities measured at amortized cost	—	24,051	11,945
Foreign exchange losses	54	227	—
Other financial expenses	11	11	55
Finance expense	65	24,289	12,000
Net finance income (expense)	211	(24,052)	(10,799)

5.	INCOME TAXES
Certain of Frontline plc’s subsidiaries are tax resident in Cyprus, Singapore, China, Norway and the United Kingdom and are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of Frontline plc that are subject to income tax is included in Share of net profit/(loss) from subsidiaries accounted for using the equity method in the Statements of Profit or Loss.
Frontline plc does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.
Cyprus
Under the provisions of Cyprus Tax laws, taxable income up to and including the year ended December 31, 2025, shall be taxed at the rate of 12.5%.
Effective January 1, 2026, the Republic of Cyprus enacted comprehensive tax reform legislation, which increased the standard corporate income tax rate from 12.5% to 15% to align with the OECD Pillar Two global minimum tax framework.
Frontline Plc - Annual Report and Financial Statements 2025

In line with the Cypriot tonnage tax system, the Company pays tax calculated on the basis of the net tonnage of the qualifying vessels the Company owns, charters or manages. The option for tonnage tax once made is obligatory for ten years. Tonnage tax payable in relation to our vessel owning subsidiaries are recorded as ship operating expenses and is included in Share of net profit/(loss) from subsidiaries accounted for using the equity method in the Statements of Profit or Loss.
On December 12, 2024, the Cyprus House of Representatives voted the Safeguarding of a Global Minimum Level of Taxation of Multinational Enterprise Groups and Large-Scale Domestic Groups in the Union Law of 2023 (the “Law”) into domestic law. The Law transposes into Cyprus national law the relevant EU Directive issued on December 14, 2022 under which the EU member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. This new law does not amend the Cyprus Income Tax (“CIT”) legislation but, rather, introduces an additional set of tax rules to be applied alongside the application of CIT and other relevant taxes for MNEs in scope.
As part of the OECD’s Pillar II global tax framework, certain qualifying shipping income may benefit from a Shipping Income Exclusion (“SIE”), and therefore be excluded from the Global Anti-Base Erosion (“GloBE”) income and the calculation of any top-up taxes under the framework. It is expected that the SIE will mitigate incremental tax expense otherwise arising under the GloBE regime and preserve competitive tax treatment for qualifying maritime operations, however, actual outcomes may differ due to final regulatory guidance and interpretations. The Company continues to monitor developments and will adjust estimates as necessary to reflect changes in legislation, interpretations, or operational circumstances.
The law introduces the Qualified Income Inclusion Rule (“QIIR”) which is effective for accounting periods beginning on or after December 31, 2023 and the Qualified Undertaxed Profits Rule (“UTPR”) which is effective for accounting periods beginning on or after December 31, 2024.
Cyprus has elected to adopt the Domestic Minimum Top Up Tax (“DMTT”) which is effective as of January 1, 2025. This will allow Cyprus jurisdiction to collect the top-up tax in its own jurisdiction instead of allowing a foreign jurisdiction to charge top-up taxes elsewhere.
The legislation targets multinational and large domestic enterprise groups with a consolidated revenue exceeding EUR 750 million in two of the last four years before the assessed fiscal year. It proposes a global minimum effective tax rate of 15%, as compared to the corporate tax rate in Cyprus of 12.5%, and includes specific exemptions (provided that certain conditions are met) for International Shipping Income.
As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted.
United States
For the three years ended December 31, 2025, 2024 and 2023, the Company did not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.
Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. No revenue tax has been recorded in the year ended December 31, 2025 (2024: nil, 2023: nil).
6. MARKETABLE SECURITIES
Marketable securities held by Frontline plc are listed equity securities. In the year ended December 31, 2025 Frontline plc received dividends of $1.4 million (2024: $3.5 million, 2023: $36.9 million) from its investments in marketable securities.
Movements in marketable securities for the years ended December 31, 2025, 2024 and 2023 are as follows:
Frontline Plc - Annual Report and Financial Statements 2025

(in thousands of $)	2025	2024	2023
Balance at the beginning of the year	3,123	5,674	235,511
Proceeds from sale of marketable securities	(268)		(251,839)
Gain (loss) on marketable securities sold during the year	(713)		18,994
Unrealized gain (loss) on marketable securities held at end of the year	(169)	(2,551)	3,008
Balance at the end of the year	1,973	3,123	5,674

CMB.TECH
As of December 31, 2022, the Company held 13,664,613 shares in CMB.TECH.
On October 9, 2023, Frontline and Famatown Finance Limited, a company related to Hemen Holding Limited (“Hemen”) agreed to sell all their shares in CMB.TECH (57,479,744 shares, representing in aggregate 26.12% of CMB.TECH’s issued shares) to Compagnie Maritime Belge NV (“CMB”) at a price of $18.43 per share (the “Share Sale”).
In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale by the CMB.TECH shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale closed in November 2023 at which time Frontline sold its 13,664,613 shares in CMB.TECH to CMB for $251.8 million.
In the year ended December 31, 2023, the Company recognized a gain on marketable securities in relation to the CMB.TECH shares of $19.0 million.
7. TRADE AND OTHER RECEIVABLES
(in thousands of $)	December 31, 2025	December 31, 2024
Prepaid expenses	316	348
Related party and affiliated company receivables	6	5
Other receivables	51	51
	373	404

Other receivables are presented net of allowances for doubtful accounts amounting to nil as of December 31, 2025 (2024: nil).
8. INVESTMENTS IN SUBSIDIARIES
A summary of the movements in investments in subsidiaries for the years ended December 31, 2025, 2024 and 2023 is presented in the table below:
(in thousands of $)	2025	2024	2023
Balance at the beginning of the year	2,337,855	2,668,733	2,244,345
Profit from subsidiaries	385,071	525,529	622,325
Distributions received from subsidiaries	(211,923)	(938,974)	(752,958)
Contributions paid to subsidiaries	—	81,200	556,309
Other, net	(1,345)	1,367	(1,288)
Balance at the end of the year	2,509,658	2,337,855	2,668,733

See Note 22 Group Entities in the Consolidated Financial Statements for a table with Frontline plc’s subsidiaries for the years ended December 31, 2025 and 2024.
9. TRADE AND OTHER PAYABLES
Frontline Plc - Annual Report and Financial Statements 2025

(in thousands of $)	December 31, 2025	December 31, 2024
Trade payables	1,042	402
Accrued administrative expenses	1,352	1,530
Other	4,101	4,023
Total trade and other payables	6,495	5,955

Other	275	275
Total other non-current payables	275	275

10.	INTEREST BEARING LOANS AND BORROWINGS

Proceeds and repayments of debt in the year ended December 31, 2024 are summarized as follows:
(in thousands of $)	December 31, 2023	Proceeds	Repayments	Other	December 31, 2024
Total U.S. dollar denominated floating rate debt	235,255	60,000	(295,000)	(255)	—
Total U.S. dollar denominated fixed rate debt	176,837	—	(175,000)	(1,837)	—
Total debt	412,092	60,000	(470,000)	(2,092)	—

Proceeds and repayments of debt in the year ended December 31, 2023 are summarized as follows:
(in thousands of $)	January 1, 2023	Proceeds	Repayments	Other	December 31, 2023
Total U.S. dollar denominated floating rate debt	—	235,000	—	255	235,255
Total U.S. dollar denominated fixed rate debt	211,884	99,700	(134,400)	(347)	176,837
Total debt	211,884	334,700	(134,400)	(92)	412,092

$275.0 million revolving credit facility
In June 2016, Frontline plc signed a $275.0 million senior unsecured facility agreement with an affiliate of Hemen, Frontline plc’s largest shareholder. The original facility carried an interest rate of 6.25% and was available to Frontline plc for a period of an initial period of 18 months from the first utilization date. The facility does not include any financial covenants. In November 2022, the Company extended the facility by 12 months to May 2024 at an interest rate of 8.50% and otherwise on same terms. In February and June 2023, Frontline plc repaid $60.0 million and $74.4 million, respectively, under the facility. In October 2023, Frontline plc extended the facility by 20 months to January 4, 2026, at an interest rate of 10.0% and otherwise on existing terms. In December 2023, Frontline plc drew down $99.7 million under the facility. In April 2024, Frontline plc repaid $100.0 million under the facility. In October 2024, Frontline plc repaid $75.0 million under the facility. Up to $275.0 million remained available and undrawn as of December 31, 2025 and December 31, 2024. The availability of the facility expired in January 2026.

$539.9 million Shareholder loan
In November 2023, Frontline plc entered into a subordinated unsecured shareholder loan in an amount of up to $539.9 million with Hemen. The facility had a tenor of five years and carried an interest rate of SOFR plus a margin. In December 2023, Frontline plc drew down $235.0 million under the facility. In January 2024, Frontline plc drew down $60.0 million. In June 2024, Frontline plc repaid $147.5 million under the Hemen shareholder loan. In August 2024, Frontline plc repaid the Hemen shareholder loan in full and no amount remained available to be drawn after this date.
Frontline plc paid nil commitment fees in the year ended December 31, 2025 (2024: $1.1 million, 2023: nil).
11. FINANCIAL INSTRUMENTS - FAIR VALUES AND RISK MANAGEMENT

Frontline Plc - Annual Report and Financial Statements 2025

Accounting classifications and fair values
The carrying values and fair values of financial assets and financial liabilities as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets measured at fair value through profit or loss
Marketable securities	1,973	1,973	3,123	3,123
Financial assets not measured at fair value
Cash and cash equivalents	6,116	6,116	5,501	5,501
Trade and other receivables	373	373	404	404
Financial liabilities not measured at fair value
Trade and other payables	6,770	6,770	6,230	6,230

The table below shows the levels in the fair value hierarchy of financial assets and financial liabilities as of December 31, 2025 and 2024, excluding those whose fair values approximate their respective carrying values due to their short-term nature.
(in thousands of $)	Dec 31, 2025 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Marketable securities	1,973	1,973	—	—

(in thousands of $)	Dec 31, 2024 Fair Value	Level 1	Level 2	Level 3
Financial assets measured at fair value through profit or loss
Marketable securities	3,123	3,123	—	—

Measurement of fair values
Valuation techniques and significant unobservable inputs
The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs that were used.
Financial instruments measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Marketable securities	Fair value was determined based on the quoted market prices of the securities.	Not applicable.

Marketable securities are listed equity securities for which the fair value is the aggregate market value based on quoted market prices (level 1).
Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2025 and 2024.
Financial risk management
In the course of its normal business, Frontline plc is exposed to the following risks:
Frontline Plc - Annual Report and Financial Statements 2025

•	Credit risk
•	Liquidity risk
•	Market risk (interest rate risk, foreign currency risk and price risk)
Frontline plc’s activities do not substantially differ from the Frontline’s group. See Note 17 Financial Instruments - Fair Values And Risk Management in the Consolidated financial statements.
The following are the remaining contractual maturities of financial liabilities:
		Contractual cash flows at December 31, 2025
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 6 years	Between 6 and 10 years
Non derivative financial liabilities
Trade and other payables	6,495	6,495	6,495	—	—	—

		Contractual cash flows at December 31, 2024
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 6 years	Between 6 and 10 years
Non derivative financial liabilities
Trade and other payables	5,955	5,955	5,955	—	—	—

12. SHARE CAPITAL
The authorized share capital of Frontline plc as of December 31, 2025 is $600,000,000 (2024: $600,000,000) divided into 600,000,000 shares (2024: 600,000,000) of $1.00 nominal value each, of which 222,622,889 shares of $1.00 nominal value each are in issue and fully paid as of December 31, 2025 and 2024.
Outstanding shares as of December 31, 2023, 2024 and 2025			222,622,889

	2025	2024	2023
Cash dividends paid per share	$0.93	$1.95	$2.87

13.	SHARE OPTIONS

In the year ended December 31, 2021, the Board of Directors approved the grant of 1,280,000 synthetic options to employees of its subsidiaries and board members according to the rules of Frontline plc’s synthetic option scheme approved on December 7, 2021. The synthetic options have a five year term expiring in December 2026. The vesting period is 12 months for the first 27.5% of options, 24 months for the next 27.5% of options and 36 months for the final 45% of options. The initial exercise price was NOK 71, which increased by NOK 5 on each of December 7, 2023, and December 7, 2024, and is further adjusted for any distribution of dividends made after the date of the grant and before the relevant synthetic options are exercised. The synthetic options will be settled in cash based on the difference between the market price of Frontline plc’s shares and the exercise price on the date of exercise, and as such, have been classified as a liability. The synthetic options are not subject to a retention period. There were no options awarded in 2022, 2023 or 2024. 400,000 of these synthetic options have been awarded to board members of Frontline plc and the remaining liability is included in Investments in Subsidiaries.

The synthetic options have an estimated expected life of 3.4 years. The risk-free interest rate was estimated using the interest rate on three year U.S. treasury zero coupon issues. The volatility was estimated using historical share price data. The dividend yield was estimated at 0% as the exercise price is reduced by all dividends declared by Frontline plc from the date of grant to the exercise date. It was assumed that all of the options granted will vest.
As of December 31, 2025, all of these options had vested.
Frontline Plc - Annual Report and Financial Statements 2025

As of December 31, 2025, 80,000 options had been forfeited (2024: 80,000) and 176,000 options had been exercised at a weighted average exercise price of $3.51. As of December 31, 2025, 144,000 options remained outstanding and exercisable (2024: 216,000). The subsequent remeasurement of fair value of the synthetic options resulted in an expense of $1.3 million for the year ended December 31, 2025 (2024: $0.4 million).
As of December 31, 2025, the weighted average exercise price of the outstanding and exercisable options was $1.64 (2024 outstanding: $2.22).
The synthetic options had a fair value of $2.9 million as of December 31, 2025 (2024: $3.3 million) and Frontline plc recorded a liability of $2.9 million as of December 31, 2025 (2024: $3.3 million). The intrinsic value of liabilities which had vested as of December 31, 2025 was $2.9 million (2024: $2.6 million).
14.	RELATED PARTY TRANSACTIONS AND AFFILIATED COMPANIES
Frontline plc, through its subsidiaries, transacts business with the following related parties: Seatankers Management Norway AS, Seatankers Management Co. Ltd, Avance Gas and Alta Trading UK Limited, being entities under common control with Hemen. Frontline plc, through its subsidiaries, also owns interests in TFG Marine and Clean Marine AS (through its interest in FMS Holdco) which are accounted for as equity method investments by the Company’s subsidiaries.
Frontline plc, through its subsidiaries, also transacts business with the following affiliated companies, being companies in which Hemen and companies associated with Hemen have significant influence: SFL Corporation Ltd (“SFL”), Flex LNG Ltd, Front Ocean Management AS and Golden Ocean Group Ltd (“Golden Ocean”). On March 12, 2025, Hemen disposed of its entire shareholding in Golden Ocean via a sale to a third party at which time Golden Ocean ceased to be affiliated with the Company.
In the year ended December 31, 2024, Frontline plc recognized interest expense of $6.0 million (2023: $11.7 million) in relation to senior unsecured facility agreement with an affiliate of Hemen. In the year ended December 31, 2024, Frontline plc recognized interest expense of $12.5 million (2023: $0.3 million) in relation to the subordinated unsecured shareholder loan from Hemen.
Refer to Note 8 for further details of amounts paid to and received from the Company’s subsidiaries.
A summary of Frontline plc’s subsidiary transactions with related parties and affiliated companies is provided in Note 20 of the Consolidated Financial Statements of Frontline.
Related party and affiliated company balances
A summary of balances due from related parties and affiliated companies at December 31, 2025 and December 31, 2024 was as follows:
(in thousands of $)	December 31, 2025	December 31, 2024
Other related parties	6	5
	6	5

The Company had nil balances due to related parties and affiliated companies at December 31, 2025 and December 31, 2024.
Other transactions
Refer to Note 15 for further details of guarantees provided in relation to the Company’s business with and investment in TFG Marine.
Transactions with key management personnel
The total amount of the remuneration earned by all directors and key management personnel for their services was as follows:
Frontline Plc - Annual Report and Financial Statements 2025

(in thousands of $)	2025	2024	2023
Total remuneration	1,778	907	3,527

The Directors annually review the remuneration of the members of key management personnel. Directors’ fees are approved annually by the AGM. Total remuneration consists of a fixed and a variable component and can be summarized as follows:
(in thousands of $)	2025	2024	2023
Total fixed remuneration	520	511	511
Total variable remuneration	1,258	396	3,016
of which:
Share based payments	1,258	396	3,016

As of December 31, 2025, the Company recorded a total liability of $2.9 million in relation to synthetic options granted to directors (2024: $3.3 million). Refer to Note 13 for further details of the synthetic option scheme.
15. COMMITMENTS AND CONTINGENCIES
As of December 31, 2025, Frontline plc has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, under a bunker supply arrangement with TFG Marine, a related party. Should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2025.
As of December 31, 2025, the Company has jointly and severally guaranteed, along with Frontline 2012 Ltd, Frontfleet Ltd and Frontfleet II Ltd, the performance of certain wholly owned subsidiaries under their respective debt agreements. As of December 31, 2025, the total fair value of the debt guaranteed by the Company was $3,119.6 million and there are no amounts payable under this guarantee as at December 31, 2025.
In the year ended December 31, 2024, certain funds managed by FourWorld Capital Management LLC (“FourWorld”) began proceedings before the Antwerp Enterprise Court (Belgium), in connection with their claims pertaining to the integrated solution for the strategic and structural deadlock within former Euronav NV announced on October 9, 2023, and former Euronav NV’s acquisition of CMB.TECH NV on December 22, 2023. FourWorld claims that the transactions should be rescinded and in addition has requested the court to order CMB and Frontline to pay damages in an amount to be determined during the course of the proceedings, which are ongoing. The Company finds the claims to be without merit and continues to vigorously defend against them.
16. SUBSEQUENT EVENTS
In February 2026, the Board of Directors declared a dividend of $1.03 per share for the fourth quarter of 2025. The record date for the dividend was March 12, 2026, the ex-dividend date was March 12, 2026, for shares listed on the New York Stock Exchange and March 11, 2026, for shares listed on the Oslo Stock Exchange, and the dividend was paid on March 19, 2026.
In February 2026, Mr. Ørjan Svanevik resigned as a Director of the Company and Mr. Mikkel Storm Weum was appointed as a Director of the Company.

Frontline Plc - Annual Report and Financial Statements 2025

Independent Auditor’s Report
To the Members of Frontline Plc
Report on the Audit of the Consolidated and Parent Company Financial Statements

Opinion
In our opinion, the accompanying consolidated financial statements of Frontline Plc and its subsidiaries (the “Group”) and the parent company financial statements of Frontline Plc (the “Company”) give a true and fair view of the financial position of the Group and the Company as at 31 December 2025, and of their financial performance and their cash flows for the year then ended in accordance with IFRS Accounting Standards as adopted by the European Union and the requirements of the Cyprus Companies Law, Cap. 113.
What we have audited
We have audited the consolidated and parent company financial statements which are presented in pages 46 to 105 and comprise:
•	the consolidated statement of financial position and the statement of financial position of the Company as at 31 December 2025;
•	the consolidated statement of profit or loss and the statement of profit or loss of the Company for the year then ended;
•	the consolidated statement of comprehensive income and the statement of comprehensive income of the Company for the year then ended;
•	the consolidated statement of cash flows and the statement of cash flows of the Company for the year then ended;
•	the consolidated statement of changes in equity and the statement of changes in equity of the Company for the year then ended; and
•	notes to the consolidated and parent company financial statements, including material accounting policy information.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated and Parent Company Financial Statements section of our report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Independence
We remained independent of the Group and the Company throughout the period of our appointment in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code) as applicable to audits of consolidated and parent company financial statements of public interest entities, together with the ethical requirements that are relevant to audits of the consolidated and parent company financial statements of public interest entities in Cyprus. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code.
Key audit matters incorporating the most significant risks of material misstatements, including assessed risk of material misstatements due to fraud

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated and parent company financial statements of the current period. These matters were addressed in the context of our audit of the consolidated and parent company financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter
Impairment indicator assessment for the Group’s vessels and equipment and the Company’s investments in subsidiaries

As described in Note 12 to the consolidated financial statements, the carrying amount of the Group’s vessels and equipment was $4,912 million as at 31 December 2025.

As described in Note 8 to the parent company financial statements, the carrying amount of the Company’s investments in subsidiaries was $2,509.7 million as at 31 December 2025.

Management reviews the carrying amount of vessels and equipment for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or cash-generating unit might not be recoverable.

Indicators of impairment are identified by management based on a combination of internal and external factors which include significant management judgements and assumptions, related to the development of estimated market values received from independent ship brokers of the vessels, as well as developments in forecasted time charter equivalent rates (“TCE rates”).

The principal consideration for our determination that performing procedures relating to the impairment indicator assessment for vessels and equipment held and used by the Group is a key audit matter is the significant judgement applied by management in assessing the impairment indicators. This, in turn, led to a high degree of auditor judgement and effort in performing procedures to evaluate the significant assumptions used by management, related to the estimated market values received from independent ship brokers of the vessels, as well as developments in forecasted TCE rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated and parent company financial statements. These procedures included evaluating the design and implementation and testing the operating effectiveness of controls related to management’s impairment indicator assessment for the Group’s vessels and equipment, including controls over the development of estimated market values received from independent ship brokers of the vessels, as well as developments in forecasted TCE rates.

These procedures also included, among others, testing management’s process for assessing impairment indicators, testing the completeness, accuracy, reliability and relevance of the underlying data, and evaluating the significant assumptions and judgements used by management.

Our evaluation of management’s assumptions related to estimated market values received from independent ship brokers of the vessels, as well as developments in forecasted TCE rates, involved evaluating whether the assumptions used by management were reasonable considering their consistency with (i) external market and industry data, and (ii) evidence obtained in other areas of the audit.

We also evaluated the competence, capability, and objectivity of the independent ship brokers used by management.

As the Company uses the equity method of accounting to account for its investments in subsidiaries in the parent company financial statements, the above key audit matter applies equally to the Company’s “Investments in subsidiaries”.

We read Note 12 to the consolidated financial statements and Note 8 to the parent company financial statements and assessed the content as appropriate.

No matters of consequence arose from our procedures.

Reporting on Other Information

The Board of Directors is responsible for the other information. The other information comprises the information included in the Board of Directors and Other Officers, the Statement of the Members of the Board of Directors and Other Responsible Persons of the Company for the Financial Statements, the Corporate Governance Report, the Remuneration Report and the Management Report but does not include the consolidated and parent company financial statements and our auditor’s report thereon.
Our opinion on the consolidated and parent company financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated and parent company financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated and parent company financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Responsibilities of the Board of Directors and Those Charged with Governance for the Consolidated and Parent Company Financial Statements

The Board of Directors is responsible for the preparation of the consolidated and the parent company financial statements that give a true and fair view in accordance with IFRS Accounting Standards as adopted by the European Union and the requirements of the Cyprus Companies Law, Cap. 113, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated and parent company financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated and parent company financial statements, the Board of Directors is responsible for assessing the Group’s and the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group and the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Group’s and the Company’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Consolidated and Parent Company Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated and parent company financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated and parent company financial statements.
As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:
•
Identify and assess the risks of material misstatement of the consolidated and parent company financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•
Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated and parent company financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and the Company to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the consolidated and parent company financial statements, including the disclosures, and whether the consolidated and parent company financial statements represent the underlying transactions and events in a manner that achieves a true and fair view.

•
Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.
From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated and parent company financial statements of the current period and are therefore the key audit matters.

Report on Other Legal and Regulatory Requirements

Requirements of Article 10(2) of the EU Regulation 537/2014
Appointment of the Auditor and Period of Engagement
We were first appointed as auditors of the Group and of the Company on 20 December 2022 at the Special General Meeting of Shareholders, for the audit of the consolidated and parent company financial statements for the year ended 31 December 2022. Our appointment has been renewed annually by shareholder resolution representing a total period of uninterrupted engagement appointment of 4 years.
Consistency of the Additional Report to the Audit and Risk Committee
We confirm that our audit opinion on the consolidated and parent company financial statements expressed in this report is consistent with the additional report to the Audit and Risk Committee of the Company, which we issued on 18 March 2026 in accordance with Article 11 of the EU Regulation 537/2014.
Provision of Non-audit Services
We declare that no prohibited non-audit services referred to in Article 5 of the EU Regulation 537/2014 and Section 72 of the Auditors Law of 2017 were provided. In addition, there are no non-audit services which were provided by us to the Group or the Company and which have not been disclosed in the consolidated and parent company financial statements or the Management Report.
European Single Electronic Format
We have examined the digital files of the European Single Electronic Format (ESEF) of Frontline Plc for the year ended 31 December 2025 comprising an XHTML file which includes the consolidated and parent company financial statements for the year then ended and XBRL files with the marking up carried out by the entity of the consolidated statement of financial position as at 31 December 2025, and the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, and all disclosures made in the consolidated financial statements in accordance with IFRS Accounting Standards or made by cross-reference therein to other parts of the annual financial report for the year ended 31 December 2025 that correspond to the elements of Annex II of the EU Delegated Regulation 2019/815 of 17 December 2018 of the European Commission, as amended from time to time (the “ESEF Regulation”) (the “digital files”).
The Board of Directors of Frontline Plc is responsible for preparing and submitting the consolidated and parent company financial statements for the year ended 31 December 2025 in accordance with the requirements set out in the ESEF Regulation.

Our responsibility is to examine the digital files prepared by the Board of Directors of Frontline Plc. According to the Audit Guidelines issued by the Institute of Certified Public Accountants of Cyprus (the “Audit Guidelines”), we are required to plan and perform our audit procedures in order to examine whether the content of the consolidated and parent company financial statements included in the digital files correspond to the consolidated and parent company financial statements we have audited, and whether the format and marking up included in the digital files have been prepared in all material respects, in accordance with the requirements of the ESEF Regulation.
In our opinion, the digital files examined correspond to the consolidated and parent company financial statements, the consolidated financial statements included in the digital files, are presented and marked-up, in all material respects, in accordance with the requirements of the ESEF Regulation, and the parent company financial statements included in the digital files, are presented in all material respects, in accordance with the requirements of the ESEF Regulation.
Other Legal Requirements
Pursuant to the additional requirements of the Auditors Law of 2017, we report the following:
•
In our opinion, based on the work undertaken in the course of our audit, the Management Report has been prepared in accordance with the requirements of the Cyprus Companies Law, Cap. 113, and the information given is consistent with the consolidated and parent company financial statements.

•
In light of the knowledge and understanding of the Group and the Company and their environment obtained in the course of the audit, we are required to report if we have identified material misstatements in the Management Report. We have nothing to report in this respect.

•
In our opinion, based on the work undertaken in the course of our audit, the information included in the corporate governance statement in accordance with the requirements of subparagraphs (iv) and (v) of paragraph 2(a) of Article 151 of the Cyprus Companies Law, Cap. 113, has been prepared in accordance with the requirements of the Cyprus Companies Law, Cap. 113, and is consistent with the consolidated and parent company financial statements.

•
In our opinion, based on the work undertaken in the course of our audit, the corporate governance statement includes all information referred to in subparagraphs (i), (ii), (iii), (vi) and (vii) of paragraph 2(a) of Article 151 of the Cyprus Companies Law, Cap. 113.

•
In light of the knowledge and understanding of the Group and the Company and their environment obtained in the course of the audit, we are required to report if we have identified material misstatements in the corporate governance statement in relation to the information disclosed for items (iv) and (v) of subparagraph 2(a) of Article 151 of the Cyprus Companies Law, Cap. 113. We have nothing to report in this respect.

Other Matter

This report, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Article 10(1) of the EU Regulation 537/2014 and Section 69 of the Auditors Law of 2017 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whose knowledge this report may come to.
The engagement partner on the audit resulting in this independent auditor’s report is Tasos Nolas.

Tasos Nolas
Certified Public Accountant and Registered Auditor
for and on behalf of
PricewaterhouseCoopers Limited
Certified Public Accountants and Registered Auditors
City House, 6 Karaiskakis Street,
CY-3032 Limassol, Cyprus
27 March 2026
PricewaterhouseCoopers Ltd, City House, 6 Karaiskakis Street, CY-3032 Limassol, Cyprus P O Box 53034, CY-3300 Limassol, Cyprus
T: +357 25 - 555 000, F: +357 - 25 555 001, www.pwc.com/cy
PricewaterhouseCoopers Ltd is a private company registered in Cyprus (Reg. No.143594). Its registered office is at 43 Demostheni Severi Avenue, CY-1080, Nicosia. A list of the company’s directors, including for individuals the present and former (if any) name and surname and nationality, if not Cypriot and for legal entities the corporate name, is kept by the Secretary of the company at its registered office. PwC refers to the Cyprus member firm, PricewaterhouseCoopers Ltd and may sometimes refer to the PwC network. Each member firm is a separate legal entity. Please see www.pwc.com/structure for further details.

EXHIBIT 3
FRO – Changes to the Board composition

27.03.2026

Frontline plc (“Frontline” or the “Company”) announces that Mr. Richard C. Prince has resigned as Director of the Company. The Board would like to thank Mr. Prince for his considerable contribution to the Company during his directorship.

March 27, 2026

The Board of Directors

Frontline plc
Limassol, Cyprus